UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Income Statement vs. Managerial Income vs. Adjusted Income	25
2 - Economic and Financial Analysis	29
Statement of Financial Position	30
Adjusted Income Statement	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin - Interest	32
• Loan Financial Margin - Interest	34
• Funding Financial Margin - Interest	51
• Securities/Other Financial Margin - Interest	56
• Insurance Financial Margin - Interest	56
– Financial Margin – Non-Interest	57
Insurance, Pension Plans and Savings Bonds	58
– Bradesco Vida e Previdência	65
– Bradesco Saúde and Mediservice	67
– Bradesco Capitalização	68
– Bradesco Auto/RE	70
Fee and Commission Income	72
Administrative and Personnel Expenses	78
– Operating Coverage Ratio	81
Tax Expenses	81
Equity in the Earnings (Losses) of Unconsolidated Companies	82
Operating Income	82
Non-Operating Result	83
3 - Return to Shareholders	85
Sustainability	86
Investor Relations Area – IR	87
Corporate Governance	87
Bradesco Shares	88
Main Indicators	90
Weighting in Main Stock Market Indexes	91
Dividends / Interest on Shareholders’ Equity	91
4 - Additional Information	93
Market Share of Products and Services	94
Compulsory Deposits/Liabilities	95
Investments in Infrastructure, Information Technology and e Telecommunications	96
Risk Management	97
Capital Adequacy Ratio	97
5 - Independent Auditors’ Report	99
Limited assurance report from independent auditors on the supplementary financial information	100
6 - Financial Statements, Independent Auditors’ Report on the Consolidated Interim Financial Statements and Fiscal Council's Report	103
Consolidated Financial Statements	104

Bradesco      1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.

Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

   2   Report on Economic and Financial Analysis - March 2012

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first quarter of 2012 are presented below:
1.	Adjusted Net Income(1) in the first quarter of 2012 stood at R$2.845 billion (a 3.9% increase compared to the R$2.738 billion recorded in the same period last year), corresponding to earnings per share of R$2.96 and Return on Average Shareholders Equity(2) of 21.4%.	9.	Financial Margin stood at R$10.695 billion, up 14.2% in comparison with the first quarter of 2011.

2.	Adjusted Net Income is composed of R$1.940 billion from financial activities, representing 68.2% ofthetotal,and R$905 million from insurance, pension plan and capitalization bond operations, which accounted for 31.8%.	10.	The Delinquency Ratio over 90 days stood at 4.1% on March 31, 2012, a 0.5 p.p. increase over March 31, 2011 (3.6%).

3.	On March 31, 2012, Bradesco's market capitalization stood at R$113.021 billion(3).	11.	The Efficiency Ratio(5) stood at 42.7% in March 2012 (42.7% in March 2011) and the adjusted-to-risk ratio stood at 52.6% (52.1% in March 2011).

4.	Total Assets stood at R$789.550 billion in March 2012, a 16.9% increase over the same period in 2011. Return on Average Assets was 1.5%.	12.

Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$9.418 billion the first quarter of 2012, up 20.0% over the same period in 2011. Technical Reserves stood at R$106.953 billion, up 18.9% on March 2011.

5.	The Expanded Loan Portfolio(4) stood at R$350.831 billion in March 2012, up 14.6% on the same period in 2011. Operations with individuals totaled R$109.651 billion (up 9.4%), while operations with companies totaled R$241.181 billion (up 17.1%).	13.	Investments in infrastructure, information technology and telecommunications amounted to R$982 million in the first quarter of 2012, a 13.5% increase on the previous year.

6.	Assets under Management stood at R$1.087 trillion, up 18.3% on March 2011.	14.

Taxes and contributions, including social security, paid or recorded in provision, amounted to R$5.689 billion, of which R$1.884 billion referred to taxes withheld and  collected from third parties and R$3.805 billion from Bradesco Organization activities, equivalent to 133.7% of Adjusted Net Income(1) .

7.	Shareholders Equity stood at R$58.060 billion in March 2012, up 13.2% on March 2011. The Capital Adequacy Ratio stood at 15.0% in March 2012, 12.0% of which fell under Tier I Capital.	15.

Bradesco has an extensive customer service network in Brazil, comprising 7,612 service points (4,636 branches, 1,368 PABs - Banking Service Branches and 1,608 PAAs - Advanced Service Branches). Customers can also use 1,497 PAEs ATMs (Automatic Teller Machines) in companies, 38,065 Bradesco Expresso service points, 35,007 Bradesco Dia & Noite ATMs and 12,323 Banco24Horas ATMs.

8.

Interest on Shareholders' Equity and Dividends were paid and recorded in provision to shareholders for income in the first quarter of 2012 in the amount of R$952 million, of which R$175 million was paid as monthly dividends and R$777 million was recorded in provision.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders' Equity; (3) R$121.751 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis March 2012

Press Release

Highlights

16.

Payroll, plus charges and benefits, totaled R$2.448 billion. Social benefits provided to the 105,102 employees of the Bradesco Organization and their dependents amounted to R$585.851 million, while investments in training and development programs totaled R$21.965 million.

		•	Bradesco BBI was named the best investment bank in Brazil by Global Finance magazine; and

17.

On March 5, 2012, Bradesco began activities at its subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China, focused on prospecting opportunities and distributing fixed income and equity products. Therefore, Bradesco expands its international distribution channels, strengthening its contacts with global investors with strong presence on the Chinese market, in addition to providing access for a new base of institutional investors.

		•	Bradesco BBI was named a leader in fixed-income origination in 2011, according to the Brazilian Association of Financial and Capital Market Entities (Anbima).

18.	On March 13, 2012, Bradesco launched its ADR (American Depositary Receipt) Programs with ADRs backed by common shares on the New York Stock Exchange, in the United States. The Program meets the demand from foreign institutional investors and investment funds, therefore, Bradesco common and preferred shares are traded in the U.S.	20.

With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, a projected budget of R$385.473 million will benefit 111,170 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 300,150 students through its distance learning programs, found at its e-learning portal Virtual School. These students completed at least one of the many courses offered by the "Virtual School". Furthermore, another 83,323 people will benefit from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender Teach and Learn).

19.	Major Awards and Recognitions in the period:
•

For the 3rd consecutive year, the Bradesco Brand was one of the 10 most valuable brands in the global financial sector. Among Latin American banks, Bradesco was ranked first (The Banker - Brand Finance);

•	Bradesco was recognized as one of the "100 Best Companies in IDHO in 2012" and one of the "50 Best Companies in Corporate Citizenship in 2012" (Gestão & RH magazine);
•	Bradesco stood out in the "Top Management 2012" Ranking in fund management (ValorInveste / Jornal Econômico);

Bradesco	5

Press Release

Main Information

	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	Variation %
									1Q12 x 4Q11	1Q12 x1Q11
Income Statement for the Period - R$ million
Book Net Income	2,793	2,726	2,815	2,785	2,702	2,987	2,527	2,405	2.5	3.4
Adjusted Net Income	2,845	2,771	2,864	2,825	2,738	2,684	2,518	2,455	2.7	3.9
Total Financial Margin	10,695	10,258	10,230	9,471	9,362	9,018	8,302	8,047	4.3	14.2
Gross Loan Financial Margin	7,181	7,162	6,928	6,548	6,180	6,143	5,833	5,757	0.3	16.2
Net Loan Financial Margin	4,087	4,501	4,149	4,111	3,820	3,848	3,774	3,596	(9.2)	7.0
Allowance for Loan Losses (ALL) Expenses	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	16.3	31.1
Fee and Commission Income	4,118	4,086	3,876	3,751	3,510	3,568	3,427	3,253	0.8	17.3
Administrative and Personnel Expenses	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(8.0)	12.6
Insurance Written Premiums, Pension Plan Contributions and
Capitalization Bond Income	9,418	11,133	9,049	9,661	7,850	9,022	7,697	7,163	(15.4)	20.0
Balance Sheet - R$ million
Total Assets	789,550	761,533	722,289	689,307	675,387	637,485	611,903	558,100	3.7	16.9
Securities	294,959	265,723	244,622	231,425	217,482	213,518	196,081	156,755	11.0	35.6
Loan Operations (1)	350,831	345,724	332,335	319,802	306,120	295,197	272,485	259,722	1.5	14.6
- Individuals	109,651	108,671	105,389	102,915	100,200	98,243	93,038	89,780	0.9	9.4
- Corporate	241,181	237,053	226,946	216,887	205,920	196,954	179,447	169,942	1.7	17.1
Allowance for Loan Losses (ALL)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	3.0	20.2
Total Deposits	213,877	217,424	224,664	213,561	203,822	193,201	186,194	178,453	(1.6)	4.9
Technical Reserves	106,953	103,653	97,099	93,938	89,980	87,177	82,363	79,308	3.2	18.9
Shareholders' Equity	58,060	55,582	53,742	52,843	51,297	48,043	46,114	44,295	4.5	13.2
Assets under Management	1,087,270	1,019,790	973,194	933,960	919,007	872,514	838,455	767,962	6.6	18.3
Performance Indicators (%) on Adjusted Net Income (unless otherw ise stated)
Adjusted Net Income per Share - R$ (2)	2.96	2.93	2.91	2.82	2.72	2.61	2.38	2.19	1.0	8.8
Book Value per Common and Preferred Share - R$	15.21	14.56	14.08	13.82	13.42	12.77	12.26	11.77	4.5	13.3
Annualized Return on Average Shareholders' Equity (3)(4)	21.4	21.3	22.4	23.2	24.2	22.2	22.5	22.8	0.1 p.p.	(2.8) p.p.
Annualized Return on Average Assets (4)	1.5	1.6	1.7	1.7	1.7	1.7	1.7	1.7	(0.1) p.p.	(0.2) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total
Average Assets - Purchase and Sale Commitments -	7.9	7.8	8.0	7.8	8.2	8.3	7.9	8.2	0.1 p.p	(0.3) p.p.
Permanent Assets)
Fixed Assets Ratio - Total Consolidated	19.9	21.0	16.7	17.3	17.4	18.1	16.7	20.9	(1.1) p.p.	2.5 p.p.
Combined Ratio - Insurance (5)	85.6	83.6	86.2	85.8	86.1	85.1	85.3	84.7	2.0 p.p.	(0.5) p.p.
Efficiency Ratio (ER) (2)	42.7	43.0	42.7	42.7	42.7	42.7	42.5	42.0	(0.3) p.p.	-
Coverage Ratio (Fee and Commission Income/Administrative	62.9	62.2	62.7	63.5	63.6	64.2	65.1	64.9	0.7 p.p.	(0.7) p.p.
and Personnel Expenses) (2)
Market Capitalization - R$ million (6)	113,021	106,971	96,682	111,770	117,027	109,759	114,510	87,887	5.7	(3.4)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.5	7.3	7.3	6.9	7.0	7.1	7.4	7.6	0.2 p.p.	0.5 p.p.
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.1	4.8	4.6	4.5	4.4	4.3	4.6	4.9	0.3 p.p	0.7 p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.1	3.9	3.8	3.7	3.6	3.6	3.8	4.0	0.2 p.p	0.5 p.p
Coverage Ratio (> 90 days (8))	181.7	184.4	194.0	189.3	193.6	197.6	191.8	188.5	(2.7) p.p.	(11.9) p.p.
Coverage Ratio (> 60 days (8))	146.6	151.8	159.6	154.0	159.1	163.3	162.0	155.8	(5.2) p.p.	(12.5) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.0	15.1	14.7	14.7	15.0	14.7	15.7	15.9	(0.1) p.p.	-
- Tier I	12.0	12.4	12.2	12.9	13.4	13.1	13.5	13.9	(0.4) p.p.	(1.4) p.p.
- Tier II	3.0	2.7	2.5	1.8	1.7	1.7	2.3	2.1	0.3 p.p	1.3 p.p
- Deductions	-	-	-	-	(0.1)	(0.1)	(0.1)	(0.1)	-	0.1 p.p.

6	Report on Economic and Financial Analysis March 2012

Press Release

Main Information

	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Variation %
									Mar12 x Dec11	Mar12 x Mar11
Structural Information - Units
Service Points	62,749	59,711	55,822	53,246	50,967	48,681	45,821	42,977	5.1	23.1
- Branches	4,636	4,634	3,945	3,676	3,651	3,628	3,498	3,476	-	27.0
- PAAs(9)	1,608	1,605	1,660	1,659	1,660	1,660	1,643	1,592	0.2	(3.1)
- PABs (9)	1,368	1,347	1,320	1,313	1,308	1,263	1,233	1,215	1.6	4.6
- PAEs (9)	1,497	1,477	1,589	1,587	1,588	1,557	1,559	1,565	1.4	(5.7)
- Outplaced Bradesco Network ATMs (10)	3,974	3,913	3,953	3,962	3,921	3,891	4,104	3,827	1.6	1.4
- Banco24Horas NetworkATMs (10)	10,583	10,753	10,815	10,856	10,326	9,765	8,113	7,358	(1.6)	2.5
- Bradesco Expresso (Correspondent Banks)	38,065	34,839	31,372	29,263	27,649	26,104	24,887	23,190	9.3	37.7
- Bradesco Promotora de Vendas	1,005	1,131	1,157	919	853	801	773	743	(11.1)	17.8
- Branches / Subsidiaries Abroad	13	12	11	11	11	12	11	11	8.3	18.2
ATMs	47,330	46,971	45,596	45,103	44,263	43,072	41,007	39,766	0.8	6.9
- Bradesco Network	35,007	34,516	33,217	32,714	32,514	32,015	31,759	31,387	1.4	7.7
- Banco24Horas Network	12,323	12,455	12,379	12,389	11,749	11,057	9,248	8,379	(1.1)	4.9
Credit and Debit Card (11) - in millions	159.9	155.7	153.0	150.4	147.5	145.2	140.7	137.8	2.7	8.4
Employees	105,102	104,684	101,334	98,317	96,749	95,248	92,003	89,204	0.4	8.6
Outsourced Employees and Interns	12,659	11,699	10,731	10,563	10,321	9,999	9,796	8,913	8.2	22.7
Foundation Employees (12)	3,877	3,806	3,813	3,796	3,788	3,693	3,756	3,734	1.9	2.3
Customers - in millions
Checking Accounts	25.4	25.1	24.7	24.0	23.5	23.1	22.5	21.9	1.2	8.1
Savings Accounts (13)	41.3	43.4	40.6	39.7	39.4	41.1	38.5	37.1	(4.8)	4.8
Insurance Group	40.8	40.3	39.4	38.0	37.0	36.2	34.6	33.9	1.2	10.3
- Policyholders	35.4	35.0	34.3	33.0	32.1	31.5	30.0	29.3	1.1	10.3
- Pension Plan Participants	2.2	2.2	2.1	2.1	2.1	2.0	2.0	2.0	-	4.8
- Capitalization Bond Customers	3.2	3.1	3.0	2.9	2.8	2.7	2.6	2.6	3.2	14.3
Bradesco Financiamentos	2.1	2.2	2.4	2.9	2.9	3.3	3.4	3.5	(4.5)	(27.6)

(1)

Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk commercial portfolio, covering debentures and promissory notes;

(2)	In the last 12 months;
(3)	Excluding mark-to-market effect of available-for-sale securities recorded under shareholders equity;
(4)	Adjusted net income for the period;
(5)	Excludes additional reserves;.
(6)	Number of shares (excluding treasury shares) multiplied by the closing price of the common and preferred shares on the period s last trading day;
(7)	Concept defined by the Brazilian Central Bank (Bacen);
(8)	Credits overdue;
(9)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(10)

Including overlapping ATMs within the Bank s own network and the Banco24Horas network: 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; 2,024 in March 2011; 1,999 in December 2010, 1,670 in September 2010 and 1,547 in June 2010;

(11)	Includes pre-paid, Private Label and Ibi México as of December 2010;
(12)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(13)	Number of accounts.

Bradesco	7

Press Release

Ratings
Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility (1)	Support	Domestic Currency			Foreign Currency			Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term Baa1	Long Term A1	Short Term P- 1	Long Term Baa2	Short Term P-2	Long Term Aaa.br	Short Term BR - 1	BBB
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long Term	Short Term
Long Term BBB	Short Term A - 3	Long Term BBB	Short Term A - 3	Long Term brAAA	Short Term brA - 1	AA+		AAA	A -1

(1) Substitution of the individual rating (B/C).

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	1Q12	4Q11	1Q11
Book Net Income	2,793	2,726	2,702
Non-Recurring Events	52	45	36
- Civil Provision	86	79	54
- Other	-	(14)	-
- Tax Effects	(34)	(20)	(18)
Adjusted Net Income	2,845	2,771	2,738
ROAE % (1)	21.0	21.2	23.8
Adjusted ROAE % (1)	21.4	21.5	24.2

(1) Annualized.

8	Report on Economic and Financial Analysis March 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco's results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this

Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	1Q12	4Q11	Variation		1Q12	1Q11	Variation
			1Q12 x 4Q11				1Q12 x 1Q11
			Amount	%			Amount	%
Financial Margin	10,695	10,258	437	4.3	10,695	9,362	1,333	14.2
- Interest	10,222	9,985	237	2.4	10,222	8,849	1,373	15.5
- Non-interest	473	273	200	73.3	473	513	(40)	(7.8)
ALL	(3,094)	(2,661)	(433)	16.3	(3,094)	(2,360)	(734)	31.1
Gross Income from Financial Intermediation	7,601	7,597	4	0.1	7,601	7,002	599	8.6
Income from Insurance, Pension Plan and Capitalization Bond Operations (1)	877	933	(56)	(6.0)	877	785	92	11.7
Fee and Commission Income	4,118	4,086	32	0.8	4,118	3,510	608	17.3
Personnel Expenses	(2,878)	(3,140)	262	(8.3)	(2,878)	(2,436)	(442)	18.1
Other Administrative Expenses	(3,401)	(3,682)	281	(7.6)	(3,401)	(3,140)	(261)	8.3
Tax Expenses	(1,012)	(1,005)	(7)	0.7	(1,012)	(880)	(132)	15.0
Equity in the Earnings (Losses) of Unconsolidated Companies	40	53	(13)	(24.5)	40	34	6	17.6
Other Operating Income/Expenses	(996)	(808)	(188)	23.3	(996)	(922)	(74)	8.0
Operating Result	4,349	4,034	315	7.8	4,349	3,953	396	10.0
Non-Operating Income	(18)	4	(22)	-	(18)	(4)	(14)	350.0
Income Tax / Social Contribution	(1,468)	(1,241)	(227)	18.3	(1,468)	(1,138)	(330)	29.0
Non-controlling Interest	(18)	(26)	8	(30.8)	(18)	(73)	55	(75.3)
Adjusted Net Income	2,845	2,771	74	2.7	2,845	2,738	107	3.9

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance Retained Premiums, Pension Plans and Capitalization Bonds - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds Retained Claims Drawings and Redemption of Capitalization Bonds Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

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Summarized Analysis of Adjusted Income
Adjusted Net Income and Profitability

In the first quarter of 2012, Bradesco posted adjusted net income of R$2,845 million, up 2.7%, or R$74 million, from the previous quarter, mainly driven by: (i) growth in the financial margin, as a result of greater revenue from interest and non-interest portion; (ii) greater fee and commission income; (iii) lower personnel and administrative expenses; offset by: (iv) an increase in the allowance for loan losses; and (v) an increase in other operating expenses (net of other operating income).

In comparison with the same quarter a year earlier, adjusted net income increased by R$107 million, or 3.9% in the first quarter of 2012, for Return on Average Shareholders’ Equity (ROAE) of 21.4%. The main reasons for this result are described below, in the analysis of the main items included in the income statement.

Shareholders’ Equity stood at R$58,060 million in March 2012, up 13.2% on the balance in March 2011. The Capital Adequacy Ratio stood at 15.0%, 12.0% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$789,550 million in March 2012, up 16.9% over March 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) reached 1.5%.

10	Report on Economic and Financial Analysis March 2012

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Summarized Analysis of Adjusted Income
Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.3 p.p. over the previous quarter, reaching 42.7% in the first quarter of 2012. With regards to the quarterly ER, the indicator went from 45.1% in the fourth quarter of 2011 to 40.8% in the first quarter of 2012. The improvement in the ER was mainly driven by: (i) a decrease in personnel expenses, mainly resulting from the concentration of holidays in the quarter and lower expenses with management and employee profit sharing; (ii) lower administrative expenses, mainly due to the stabilization of expenses related to the expansion of new Service Points, in addition to the decrease in marketing and advertising expenses and those with outsourced services in the period; and (iii) growth in the financial margin and fee and commission income, which was mainly due to an increase in average business volume, resulting from accelerated organic growth, which began in the second half of 2011, and lower treasury gains.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), reached 52.6% in the first quarter of 2012, a 0.4 p.p. improvement over the previous quarter. This was mainly the result of the aforementioned events, offset by an increase in delinquency ratio in the period.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the first quarter of 2012 would be 44.6%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income
Financial Margin

The R$437 million increase between the first quarter of 2012 and the fourth quarter of 2011 was mainly due to:

•         a R$237 million increase in interest-earning operations, mainly due to higher gains with “Securities/Other” and “Insurance” margins; and

•         a R$200 million increase in the non-interest margin, due to greater “Treasury/Securities” gains.

Financial margin posted a R$1,333 million improvement between the first quarter of 2012 and the same period in 2011, for growth of 14.2%, mainly driven by:

•         a R$1,373 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans;” and (ii) “Securities/Other;” and

offset by:

•         lower income from the non-interest margin, in the amount of R$40 million, due to lower “Treasury/Securities” gains.

12	Report on Economic and Financial Analysis March 2012

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Summarized Analysis of Adjusted Income
Interest Financial Margin - Annualized Average Rates

	R$ million
	1Q12			4Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,181	272,481	11.0%	7,162	269,071	11.1%
Funding	1,168	331,186	1.4%	1,169	319,408	1.5%
Insurance	851	105,811	3.3%	770	100,978	3.1%
Securities/Other	1,022	283,634	1.4%	884	257,613	1.4%
Financial Margin	10,222	-	7.6%	9,985	-	7.6%

	1Q12			1Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,181	272,481	11.0%	6,180	239,266	10.7%
Funding	1,168	331,186	1.4%	1,009	276,157	1.5%
Insurance	851	105,811	3.3%	999	88,818	4.6%
Securities/Other	1,022	283,634	1.4%	661	206,006	1.3%
Financial Margin	10,222	-	7.6%	8,849	-	7.8%

The annualized interest financial margin rate stood at 7.6% in the first quarter of 2012, in line with the figure recorded in the previous quarter.

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Summarized Analysis of Adjusted Income
Expanded Loan Portfolio(1)

In March 2012, Bradesco’s loan operations totaled R$350.8 billion. The 1.5% increase in the quarter was due to growth of: (i) 2.4% in Small and Medium-sized Entities (SMEs); (ii) 1.2% in Corporations; and (iii) 0.9% in Individuals.

Over the last 12 months, the portfolio expanded by 14.6.%, driven by: (i) 20.6% growth in SMEs; (ii) 14.5% growth in Corporations; and (iii) 9.4% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) BNDES/Finame onlending; and (iii) payroll-deductible loans. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; (ii) operations bearing credit risk - commercial portfolio; and (iii) export financing.

(1) Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the first quarter of 2012, ALL expenses stood at R$3,094 million, up 16.3% from the previous quarter, mainly as a result of: (i) adequate provisioning levels in comparison with the estimated losses from certain operations with corporate customers in the fourth quarter of 2011; and (ii) increase in delinqueancy in the period.

In comparison with the first quarter of 2011, ALL expenses in the same period in 2012 increased by 31.1%, mainly due to: (i) a 12.4% growth in loan operations - concept defined by Bacen, in the period; and (ii) greater delinquency in the period, especially among Individuals and SMEs.

14	Report on Economic and Financial Analysis March 2012

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

The delinquency ratio of over 90 days posted a slight increase of 0.2 p.p. in the quarter, mainly due to: (i) a 0.3 p.p. increase in the SME ratio; and (ii) a 0.1 p.p. increase in the Individuals ratio.

(1) Concept defined by Bacen.

Coverage Ratios(1)

The following graph presents the evolution of the coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In March 2012, these ratios stood at 146.6% and 181.7%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$20.1 billion in March 2012, was made up of: (i) R$16.1 billion required by the Brazilian Central Bank; and (ii) R$4.0 billion in additional provisions.

(1) Concept defined by Bacen.

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Summarized Analysis of Adjusted Income
Income from Insurance, Pension Plan and Capitalization Bond Operations

Net income in the first quarter of 2012 stood at R$905 million (R$860 million in the fourth quarter of 2011), a 5.2% increase, with an annualized Return on Shareholders’ Equity of 26.9%.	In comparison with the same period a year earlier, net income was up 18.9% in the first quarter of 2012.

(1) Excluding additional provisions.

	R$ million (unless otherwise stated)
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	Variation %
									1Q12 x 4Q11	1Q12 x 1Q11
Net Income	905	860	780	800	761	779	721	701	5.2	18.9
Insurance Written Premiums, Pension Plan Contributionsand Capitalization Bond Income (1)	9,418	11,133	9,049	9,661	7,850	9,022	7,697	7,163	(15.4)	20.0
Technical Reserves	106,953	103,653	97,099	93,938	89,980	87,177	82,363	79,308	3.2	18.9
Financial Assets (2)	122,147	116,774	110,502	106,202	102,316	100,038	92,599	88,515	4.6	19.4
Claims Ratio	71.9	68.6	71.5	72.2	72.0	71.1	72.4	71.8	3.3 p.p	(0.1) p.p
Combined Ratio	85.6	83.6	86.2	85.8	86.1	85.1	85.3	84.7	2.0 p.p	(0.5) p.p
Policyholders / Participants and Customers (in thousands)	40,785	40,304	39,434	37,972	37,012	36,233	34,632	33,908	1.2	10.2
Market Share of Insurance Written Premiums, Pension Plan
Contributions and Capitalization Bond Income (3)	25.0	25.6	24.9	25.0	23.2	24.7	24.7	24.8	(0.6) p.p	1.8 p.p

Note: For comparison purposes, the effects of Normative Resolution 206/09, which affected revenue - Health, were not considered in the combined ratio calculation.

(1) The effect of ANS Normative Resolution 206/09 (Health), which extinguished the PPNG (SES) as of January 2010, was not considered in all previous periods and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect earned premiums;
(2) As of the fourth quarter of 2010, held-to-maturity securities were reclassified to available for sale category, for adoption CPCs 38 and 40; and
(3) The first quarter of 2012 includes the latest data released by Susep (January 2012).

16	Report on Economic and Financial Analysis March 2012

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Summarized Analysis of Adjusted Income

In a year-on-year comparison, revenue in the first quarter of 2012 was down 15.4%, due to the concentration of pension plan contributions, which are historically paid in the last quarter of the year.

In the first quarter of 2012, total revenue increased by 20.0% over the same period in 2011, driven by the performance of all segments, which posted double-digit growth in the period.

Quarter on quarter, net income was up 5.2%, mainly as a result of: (i) improved financial result; and (ii) a reduction in general and administrative expenses, even when accounting for the collective bargaining agreement in the sector in January 2012.

Net income in the first quarter of 2012 was up 18.9% over the same period in 2011, mainly due to: (i) a 20.0% increase in revenue; (ii) improved equity income; and (iii) a reduction in general and administrative expenses, even when accounting for the collective bargaining agreement in the sector in January 2012.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with all Susep rules, effective as of January 1, 2008, and has adjusted to meet global standards (Solvency II). The Group posted leverage of 2.1 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income
Fee and Commission Income

In the first quarter of 2012, fee and commission income came to R$4,118 million, up R$32 million over the previous quarter. This performance was driven by: (i) an increase in revenue from fund management; (ii) greater gains with capital market operations (underwriting / financial advisory); and (iii) greater revenue from custody and brokerage services; partially offset by: (iv) lower revenue from loan operations and card income, which are impacted by seasonality at the end of the year.

In comparison with the same period a year earlier, the R$608 million increase, or 17.3%, in fee and commission income in the first quarter of 2012 was mainly due to: (i) the performance of the credit card segment, driven by the growth in card base and revenue; (ii) higher income from checking accounts, which was a result of the growth in business volume and an increase in the checking account holder base, which posted net growth of 1.9 million accounts in the period; (iii) greater gains with capital market operations (underwriting / financial advisory); (iv) greater income from fund management; and (v) greater income from loan operations, resulting from an increase in the volume of contracted operations and surety and guarantee operations.

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Summarized Analysis of Adjusted Income
Personnel Expenses

In the first quarter of 2012, the R$262 million decrease from the previous quarter was due to the following:

•         structural expenses –  down R$64 million, mainly due to: (i) concentration of holidays, characteristic of the first quarter of the year; offset by: (ii) increased expenses with salaries, social charges and benefits, mostly due to a collective bargaining agreement in the insurance sector in January 2012; and

•         non-structural expenses – R$198 million decrease, mainly due to lower expenses with employee and management profit sharing.

In comparison with the same period a year earlier, the R$442 million increase in the first quarter of 2012 was mainly the result of:

•         R$355 million in structural expenses, resulting from: (i) increased expenses with salaries,  social charges and benefits, due to higher salary levels; and (ii) the net increase in the number of employees by 8,353 professionals, due to organic growth and the expansion of service points in the period; and

• R$87 million in non-structural expenses, mainly driven by: (i) greater expenses with employee and management profit sharing; and (ii) greater expenses with the provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income
Administrative Expenses

In the first quarter of 2012, the 7.6% decrease in administrative expenses from the previous quarter was mainly the result of lower expenses with: (i) marketing and advertising; (ii) outsourced services, mainly related to the end of the partnership with Empresa Brasileira de Correios e Telégrafos – ECT in December 2011 (Postal Bank); partially offset by greater expenses with: (iii) depreciation and amortization; (iv) data processing; (v) financial system services; and
(vi) expansion of service points by 3,038 points.

In comparison with the same period a year earlier, the 8.3% increase in the first quarter of 2012 was mainly due to: (i) contractual adjustments; (ii) an increase in business and service volume; and (iii) the opening of 11,782 service points, made up of 985 branches, 10,416 Bradesco Expresso points and 381 other points, for a total of 62,749 service points on March 31, 2012.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$996 million in the first quarter of 2012, up R$188 million over the previous quarter, and R$74 million in comparison with the same period in 2011.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) the recording of operating provisions, particularly those for tax contingencies; and (ii) amortization of intangible assets due to acquisition of banking rights.

20	Report on Economic and Financial Analysis March 2012

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Summarized Analysis of Adjusted Income
Income Tax and Social Contributions

In the quarter-on-quarter comparison, income tax and social contribution expenses were up 18.3%, or R$227 million, from the previous quarter, due to a greater taxable result in the period.

In the year-on-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$16,130 million in the first quarter of 2012, a R$5,512 million increase from the previous quarter. This was mainly due to: (i) the appreciation of investments, particularly the Cielo investment, which saw a 28.0% increase in share value in the quarter; and (ii) the valuation due to mark-to-market accounting of securities in both fixed income and equities.

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Economic Scenario

Economic activity indicators in the USA continued to present better-than-expected results in the first quarter of 2012, but failed to completely ward off uncertainties regarding the pace and sustainability of growth in the coming months. At the same time, doubts regarding the speed of Chinese growth led to a measure of discomfort, compounded by persistent uncertainties surrounding the country’s banking system and real estate market. Furthermore, fears of a financial meltdown in the eurozone were assuaged by the European Central Bank’s recent measures to promote liquidity in the region’s banking system - while renegotiation of Greek sovereign debt appears to successfully prevent the country from leaving the European monetary union.

Faced with these risks, global growth remained low, adversely impacting the confidence of the economic agents. This trend has had two relevant effects: (i) the normalization of monetary policy by the main central banks will most likely be delayed, ensuring high international liquidity; and (ii) average commodity prices should also continue on a downward trajectory throughout 2012 thanks to the global deceleration tendency, despite short-term pressures, especially in relation to agricultural produce (unfavorable weather conditions) and oil (geopolitical tensions).

At the same time, despite the substantially reduced risk of a new global crisis in the financial sector, Brazil is still not immune to global events, although it is certainly much better prepared to face the materialization of existing risks than it was in 2008. Faced with a deteriorating international scenario and the current leveling off of domestic activity in the second half of 2011, the economic authorities have adopted a number of stimulus measures, including: (i) a series of interest rate reductions, which continued into the first quarter of 2012 and should advance in the current period; (ii) the partial reversal of the macroprudential measures adopted in December 2010; (iii) tax incentives for the consumer goods and industrial segments; and (iv) interventions in the exchange market to aid industry, which is facing stiff foreign competition and a strong loss of demand. With these measures and the expected increase in public investments, the Brazilian economy should respond favorably, accelerating the pace of growth in the coming months. This improvement should become even more evident in the quarter, when the industrial inventory adjustments will have run their course.

Although the prospective global scenario should have a deflationary impact on Brazil’s economy, there are still a number of challenges related to the handling of monetary policy, given the mismatch between supply and demand, the economy’s high level of indexation and the buoyant job market.

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the buoyant job market, while investments have benefited from the opportunities generated by pre-salt oil exploration and the sporting events in the coming years. With no signs of excessive income commitment by borrowers and with continuing upward social mobility, the outlook for the Brazilian banking system also remains favorable.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

22	Report on Economic and Financial Analysis March 2012

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Main Economic Indicators

Main Indicators (%)	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Interbank Deposit Certificate (CDI)	2.45	2.67	3.01	2.80	2.64	2.56	2.61	2.22
Ibovespa	13.67	8.47	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(13.41)
USD - Commercial-Rate	(2.86)	1.15	18.79	(4.15)	(2.25)	(1.65)	(5.96)	1.15
General Price Index - Market (IGP-M)	0.62	0.91	0.97	0.70	2.43	3.18	2.09	2.84
Extended Consumer Price Index (IPCA) Brazilian Institute
of Geography and Statistics (IBGE)	1.22	1.46	1.06	1.40	2.44	2.23	0.50	1.00
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48
Reference Interest Rate (TR)	0.19	0.22	0.43	0.31	0.25	0.22	0.28	0.11
Savings Accounts	1.70	1.73	1.95	1.82	1.76	1.73	1.79	1.62
Business Days (number)	63	62	65	62	62	63	65	62
Indicators (Closing Rate)	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10
USD - Commercial Selling-Rate - (R$)	1.8221	1.8758	1.8544	1.5611	1.6287	1.6662	1.6942	1.8015
Euro - (R$)	2.4300	2.4342	2.4938	2.2667	2.3129	2.2280	2.3104	2.2043
Country Risk (points)	177	223	275	148	173	189	206	248
Basic Selic Rate Copom(% p.a.)	9.75	11.00	12.00	12.25	11.75	10.75	10.75	10.25
BM&F Fixed Rate (% p.a.)	8.96	10.04	10.39	12.65	12.28	12.03	11.28	11.86

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	1.80	1.86	1.92
Extended Consumer Price Index (IPCA)	5.20	5.50	5.00
General Price Index - Market (IGP-M)	4.63	4.60	4.50
Selic (year-end)	8.50	9.50	9.50
Gross Domestic Product (GDP)	3.40	4.70	4.50

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Guidance
Bradesco's Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	18 to 22%
Individuals	16 to 20%
Corporate	18 to 22%
SMEs	23 to 27%
Corporations	13 to 17%
Products
Vehicles	4 to 8%
Cards (2)	13 to 17%
Real Estate Financing (origination)	R$11.4 bi
Payroll Deductible Loans	26 to 30%
Financial Margin (3)	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (4)	8 to 12%
Insurance Premiums	13 to 16%

(1) Expanded Loan Portfolio;
(2) Does not include the "BNDES Cards" and "Discounts on Advances of Receivables" portfolios;
(3) Under current criterion, Guidance for Interest Financial Margin; and
(4) Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis March 2012

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Income Statements vs. Managerial Income vs. Adjusted Income
Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

First Quarter of 2012

	R$ million
	1Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	11,773	(186)	59	(70)	(515)	29	-	-	(395)	10,695	-	10,695
ALL	(3,298)	-	-	-	265	(61)	-	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	8,475	(186)	59	(70)	(250)	(32)	-	-	(395)	7,601	-	7,601
Income from Insurance, Pension Plan and Capitalization Bond Operations	877	-	-	-	-	-	-	-	-	877	-	877
Fee and Commission Income	3,995	-	-	-	-	-	122	-	-	4,118	-	4,118
Personnel Expenses	(2,878)	-	-	-	-	-	-	-	-	(2,878)	-	(2,878)
Other Administrative Expenses	(3,290)	-	-	-	-	-	-	(110)	-	(3,401)	-	(3,401)
Tax Expenses	(1,122)	-	-	-	68	-	-	-	43	(1,012)	-	(1,012)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	-	-	-	-	-	-	40	-	40
Other Operating Income/Expenses	(1,488)	186	(59)	70	182	38	(122)	110	-	(1,082)	86	(996)
Operating Result	4,609	-	-	-	-	6	-	-	(352)	4,263	86	4,349
Non-Operating Income	(12)	-	-	-	-	(6)	-	-	-	(18)	-	(18)
Income Tax / Social Contribution and Non-controlling Interest	(1,804)	-	-	-	-	-	-	-	352	(1,452)	(34)	(1,486)
Net Income	2,793	-	-	-	-	-	-	-	-	2,793	52	2,845

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Income/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Income/Expenses" to the item "Financial Margin";
(4)

Income from Loan Recovery classified under the item "Financial Margin" , Expenses with Discounts Granted classified under the item "Other Operating Income/Expenses", and Expenses with Write-offs of Leasing Operations classified under the item Financial Margin were reclassified to the item "ALL Expenses - Allowance for Loan Losses", and Tax Expenses were reclassified to "Other Operating Expenses";

(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item "Non-Operating Result" were reclassified to the item "ALL Expenses - Allowance for Loan Losses" / "Financial Margin";
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Income/Expenses" were reclassified to the item Fee and Commission Income;
(7)	Credit Card "Operation Interchange Expenses" classified under the item "Other Operating Income/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)

Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)	For more information see page 8 of this chapter; and
(10)

Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds Retained Claims Drawings and Redemption of Capitalization Bonds Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

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Income Statement vs. Managerial Income vs. Adjusted Income

Fourth Quarter of 2011

	R$ million
	4Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,813	(169)	39	(329)	(593)	179	-	-	318	10,258	-	10,258
ALL	(2,958)	-	-	-	356	(59)	-	-	-	(2,661)	-	(2,661)
Gross Income from Financial Intermediation	7,855	(169)	39	(329)	(237)	120	-	-	318	7,597	-	7,597
Income from Insurance, Pension Plan and Capitalization Bond Operations	933	-	-	-	-	-	-	-	-	933	-	933
Fee and Commission Income	3,963	-	-	-	-	-	123	-	-	4,086	-	4,086
Personnel Expenses	(3,140)	-	-	-	-	-	-	-	-	(3,140)	-	(3,140)
Other Administrative Expenses	(3,574)	-	-	-	-	-	-	(108)	-	(3,682)	-	(3,682)
Tax Expenses	(1,061)	-	-	-	78	-	-	-	(34)	(1,017)	11	(1,005)
Equity in the Earnings (Losses) of Unconsolidated Companies	53	-	-	-	-	-	-	-	-	53	-	53
Other Operating Income/Expenses	(1,473)	169	(39)	329	159	-	(123)	108	-	(870)	62	(808)
Operating Result	3,556	-	-	-	-	120	-	-	284	3,960	73	4,034
Non-Operating Income	124	-	-	-	-	(120)	-	-	-	4	-	4
Income Tax / Social Contribution and Non-controlling Interest	(954)	-	-	-	-	-	-	-	(284)	(1,238)	(31)	(1,267)
Net Income	2,726	-	-	-	-	-	-	-	-	2,726	45	2,771

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the Insurance Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)    Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan  and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

26	Report on Economic and Financial Analysis March 2012

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

First Quarter of 2011

	R$ million
	1Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,131	(91)	33	(102)	(408)	-	-	-	(201)	9,362	-	9,362
ALL	(2,534)	-	-	-	225	(51)	-	-	-	(2,360)	-	(2,360)
Gross Income from Financial Intermediation	7,597	(91)	33	(102)	(183)	(51)	-	-	(201)	7,002	-	7,002
Income from Insurance, Pension Plan and Capitalization Bond Operations	785	-	-	-	-	-	-	-	-	785	-	785
Fee and Commission Income	3,419	-	-	-	-	-	91	-	-	3,510	-	3,510
Personnel Expenses	(2,436)	-	-	-	-	-	-	-	-	(2,436)	-	(2,436)
Other Administrative Expenses	(3,037)	-	-	-	-	-	-	(103)	-	(3,140)	-	(3,140)
Tax Expenses	(895)	-	-	-	(7)	-	-	-	22	(880)	-	(880)
Equity in the Earnings (Losses) of Unconsolidated Companies	34	-	-	-	-	-	-	-	-	34	-	34
Other Operating Income/Expenses	(1,338)	91	(33)	102	190	-	(91)	103	-	(976)	54	(922)
Operating Result	4,129	-	-	-	-	(51)	-	-	(179)	3,899	54	3,953
Non-Operating Income	(55)	-	-	-	-	51	-	-	-	(4)	-	(4)
Income Tax / Social Contribution and Non-controlling Interest	(1,372)	-	-	-	-	-	-	-	179	(1,193)	(18)	(1,211)
Net Income	2,702	-	-	-	-	-	-	-	-	2,702	36	2,738

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the Insurance Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)    Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

Bradesco	27

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10
Assets
Current and Long-Term Assets	773,896	746,090	710,238	677,571	663,599	625,783	601,180	547,868
Cash and Cash Equivalents	25,069	22,574	10,018	7,715	6,785	15,738	9,669	6,877
Interbank Investments	84,690	82,303	85,963	86,147	100,159	73,232	92,567	96,478
Securities and Derivative Financial Instruments	294,959	265,723	244,622	231,425	217,482	213,518	196,081	156,755
Interbank and Interdepartmental Accounts	61,576	72,906	71,951	67,033	67,292	66,326	50,781	50,427
Loan and Leasing Operations	250,201	248,719	241,812	231,862	222,404	213,532	200,092	191,248
Allowance for Loan Losses (ALL)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)
Other Receivables and Assets	77,518	73,405	74,963	70,754	66,217	59,727	68,009	61,864
Permanent Assets	15,654	15,443	12,051	11,736	11,788	11,702	10,723	10,232
Investments	2,076	2,052	1,721	1,699	1,675	1,577	1,616	1,553
Premises and Leased Assets	4,551	4,413	3,812	3,658	3,666	3,766	3,401	3,427
Intangible Assets	9,027	8,978	6,518	6,379	6,447	6,359	5,706	5,252
Total	789,550	761,533	722,289	689,307	675,387	637,485	611,903	558,100
*
Liabilities
Current and Long-Term Liabilities	730,214	704,664	667,312	635,360	623,069	588,610	564,794	512,790
Deposits	213,877	217,424	224,664	213,561	203,822	193,201	186,194	178,453
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	213,930	197,448	171,458	164,204	178,989	171,497	157,009	131,134
Funds from Issuance of Securities	48,482	41,522	32,879	29,044	21,701	17,674	13,749	12,729
Interbank and Interdepartmental Accounts	3,231	4,614	2,974	3,037	2,647	3,790	2,451	2,777
Borrowing and Onlending	47,112	53,247	49,057	45,207	41,501	38,196	37,998	35,033
Derivative Financial Instruments	2,703	735	1,724	1,221	2,358	730	1,878	1,097
Reserves for Insurance, Pension Plans and Capitalization Bonds	106,953	103,653	97,099	93,938	89,980	87,177	82,363	79,308
Other Liabilities	93,926	86,021	87,457	85,148	82,071	76,345	83,152	72,259
Deferred Income	646	672	622	505	447	360	312	337
Non-controlling Interest in Subsidiaries	630	615	613	599	574	472	683	678
Shareholders' Equity	58,060	55,582	53,742	52,843	51,297	48,043	46,114	44,295
Total	789,550	761,533	722,289	689,307	675,387	637,485	611,903	558,100

30	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Financial Margin	10,695	10,258	10,230	9,471	9,362	9,018	8,302	8,047
Interest	10,222	9,985	9,669	9,167	8,849	8,553	7,904	7,663
Non-Interest	473	273	561	304	513	465	398	384
ALL	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)
Gross Income from Financial Intermediation	7,601	7,597	7,451	7,034	7,002	6,723	6,243	5,886
Income from Insurance, Pension Plan and Capitalization Bond Operations (1)	877	933	864	788	785	700	703	786
Fee and Commission Income	4,118	4,086	3,876	3,751	3,510	3,568	3,427	3,253
Personnel Expenses	(2,878)	(3,140)	(2,880)	(2,605)	(2,436)	(2,533)	(2,411)	(2,238)
Other Administrative Expenses	(3,401)	(3,682)	(3,405)	(3,179)	(3,140)	(3,257)	(2,890)	(2,738)
Tax Expenses	(1,012)	(1,005)	(866)	(913)	(880)	(858)	(779)	(734)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	53	41	16	34	60	19	19
Other Operating Income and Expenses	(996)	(808)	(907)	(764)	(922)	(646)	(598)	(588)
- Other Operating Income	329	388	468	413	370	410	318	294
- Other Operating Expenses	(1,325)	(1,196)	(1,375)	(1,177)	(1,292)	(1,056)	(916)	(882)
Operating Result	4,349	4,034	4,174	4,128	3,953	3,757	3,714	3,646
Non-Operating Income	(18)	4	10	(7)	(4)	10	(10)	(12)
Income Tax and Social Contribution	(1,468)	(1,241)	(1,304)	(1,271)	(1,138)	(1,059)	(1,123)	(1,161)
Non-controlling Interest	(18)	(26)	(16)	(25)	(73)	(24)	(63)	(18)
Adjusted Net Income	2,845	2,771	2,864	2,825	2,738	2,684	2,518	2,455

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance, Pension Plans and Capitalization Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

					R$ million
	Financial Margin
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Interest - due to volume				264	1,483
Interest - due to spread				(27)	(110)
- Financial Margin - Interest	10,222	9,985	8,849	237	1,373
- Financial Margin - Non-Interest	473	273	513	200	(40)
Financial Margin	10,695	10,258	9,362	437	1,333
Average Margin Rate (1)	7.9%	7.8%	8.2%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

In the first quarter of 2012, financial margin was R$10,695 million. Compared with the previous quarter there was a 4.3%, or R$437 million, increase. This variation was the result of (i) a R$237 million increase in the interest margin, reflecting the increased volume of operations; and (ii) an increase in the non-interest margin totaling R$200 million.

Financial margin grew by 14.2%, or R$1,333 million, when compared to the same period in the previous year. This variation is due to: (i) a R$1,373 million increase in interest margin, of which: (a) R$1,483 million corresponds to the increase in volume of operations; and partially offset by: (b) the decrease in spread in the amount of R$110 million; and offset by: (ii) the reduction in non-interest financial margin, in the amount of R$40 million, mainly resulting from lower treasury/securities gains.

Financial Margin - Interest

Interest Financial Margin - Breakdown

					R$ million
	Interest Financial Margin Breakdown
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Loans	7,181	7,162	6,180	19	1,001
Funding	1,168	1,169	1,009	(1)	159
Insurance	851	770	999	81	(148)
Securities/Other	1,022	884	661	138	361
Financial Margin	10,222	9,985	8,849	237	1,373

The interest financial margin in the first quarter of 2012 stood at R$10,222 million, versus R$9,985 million in the fourth quarter of 2011, for a R$237 million increase. This result was mostly driven by the following business lines in the quarter: (i) "Securities/Other;” and (ii) "Insurance."

Between the first quarter of 2012 and the same period in 2011, there was a 15.5% increase, or R$1,373 million in interest financial margin. This growth was mostly driven by: (i) “Loans;” and (ii) “Securities/Other.”

32	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin - Rates

The annualized interest financial margin rate versus total average assets stood at 7.6% in the first quarter of 2012, stable in comparison with the fourth quarter of 2011.

Interest Financial Margin – Annualized Average Rates

						R$ million
	1Q12			4Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,181	272,481	11.0%	7,162	269,071	11.1%
Funding	1,168	331,186	1.4%	1,169	319,408	1.5%
Insurance	851	105,811	3.3%	770	100,978	3.1%
Securities/Other	1,022	283,634	1.4%	884	257,613	1.4%

Financial Margin	10,222	-	7.6%	9,985	-	7.6%
*
	1Q12			1Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,181	272,481	11.0%	6,180	239,266	10.7%
Funding	1,168	331,186	1.4%	1,009	276,157	1.5%
Insurance	851	105,811	3.3%	999	88,818	4.6%
Securities/Other	1,022	283,634	1.4%	661	206,006	1.3%

Financial Margin	10,222	-	7.6%	8,849	-	7.8%

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Financial Margin – Breakdown

					R$ million
	Financial Margin - Loan
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Interest - due to volume				90	875
Interest - due to spread				(71)	126
Interest Financial Margin	7,181	7,162	6,180	19	1,001
Income	12,645	12,782	11,056	(137)	1,589
Expenses	(5,464)	(5,620)	(4,876)	156	(588)

In the first quarter of 2012, financial margin with loan operations reached R$7,181 million, up R$19 million over the previous quarter. The variation was mainly the result of: (i) the R$90 million increase in average business volume; and offset by: (ii) a R$71 million decrease in the average spread.

Between the first quarter of 2012 and the same period in 2011, there was an increase of 16.2% or R$1,001 million in the financial margin, resulting from: (i) an R$875 million increase in the volume of operations; and
(ii) the average spread, in the amount of R$126 million, mainly impacted by: (a) a decrease in funding costs, due to the lower interest rate in the period; and, partially offset by: (b) the change in the portfolio mix, thanks to the greater share of the Corporate segment, with lower margins, up 17.1% in the last 12 months, versus growth of 9.4% in the Individual segment in the same period.

34	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Financial Margin – Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, discounts granted in transactions net of loan recoveries and the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result of loan interest income, net of ALL, which, in the first quarter of 2012, recorded a 9.2% decrease from the fourth quarter of 2011, mainly due to the 16.3% increase in ALL expenses, result of: (i) the adaptation of the provisioning level in relation to the loss expectation of certain operations with corporate customers occurred in the fourth quarter of 2011; and (ii) the increase of delinquency in the period. Between the first quarter of 2012 and the same period in the previous year, the figure was up 7.0% or R$267 million, as a result of: (i) the 16.2% increase in the gross margin; and partially offset: (ii) by the 31.1% increase in ALL expenses, due to: (a) the increase of loans operations; and (b) the increase of delinquency among Individuals and SMEs.

Bradesco	35

Economic and Financial Analysis

Loan Financial Margin – Interest

Expanded Loan Portifolio(1)

The expanded loan portfolio amounted to R$350.8 billion in March 2012, recording growth of 1.5% in the quarter, led by SMEs, which grew by 2.4% in the period. The expanded loan portfolio increased 14.6% over the last 12 months, mainly due the 20.6% growth in the SME portfolio.

(1) Including sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds (FIDC), mortgage-backed receivables (CRI) and rural loans.

For further information, refer to page 38 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan products for individuals is presented below:

Individuals	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Vehicles - CDC	29,075	28,761	25,811	1.1	12.6
Payroll-Deductible Loans (1)	18,398	17,807	16,123	3.3	14.1
Credit Card	17,903	18,633	16,493	(3.9)	8.5
Personal Loans	13,771	13,212	12,075	4.2	14.0
Real Estate Financing (2)	7,994	7,248	4,879	10.3	63.8
Rural Loans	6,599	6,641	5,946	(0.6)	11.0
BNDES/Finame Onlending	5,494	5,336	4,704	2.9	16.8
Leasing	3,510	4,225	6,916	(16.9)	(49.2)
Overdraft Facilities	3,217	2,746	2,940	17.2	9.4
Sureties and Guarantees	598	856	667	(30.1)	(10.3)
Other (3)	3,091	3,206	3,646	(3.6)	(15.2)
Total	109,651	108,671	100,200	0.9	9.4

Including:

(1) Loan assignment (FIDC): R$420 million in March 2012, R$514 million in December 2011 and R$401 million in March 2011;

(2) Loan assignment (CRI): R$198 million in March 2012, R$216 million in December 2011 and R$268 million in March 2011; and

(3) Loan assignment (FIDC) for the acquisition of assets: R$2 million in March 2012, R$2 million in December 2011 and R$5 million in March 2011; and Rural loan assignment: R$112 million in March 2012, R$111 million in December 2011 and R$121 million in March 2011.

Loans for Individuals grew by 9.4% in the last 12 months, led by the following products: (i) real estate financing; (ii) BNDES/Finame onlending; and (iii) payroll-deductible loans. When compared to the fourth quarter of 2011, these operations grew by 0.9%, and the products that most contributed to this growth were: (i) overdraft protection; (ii) real estate financing; and (iii) personal loans.

36	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

A breakdown of loan products in the Corporate Segment is presented below:

Corporate	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Working Capital	41,551	41,863	36,161	(0.7)	14.9
BNDES/Finame Onlending	29,812	30,062	26,389	(0.8)	13.0
Operations Abroad	21,670	22,659	19,099	(4.4)	13.5
Credit Card	13,916	13,533	11,353	2.8	22.6
Export Financing	10,631	9,824	8,500	8.2	25.1
Overdraft Account	10,479	9,670	9,450	8.4	10.9
Real Estate Financing - Corporate Plan (1)	10,068	9,253	6,990	8.8	44.0
Leasing	7,008	7,325	8,091	(4.3)	(13.4)
Vehicles - CDC	5,965	5,443	4,191	9.6	42.3
Rural Loans	4,358	4,395	4,380	(0.9)	(0.5)
Sureties and Guarantees (2)	50,334	47,624	41,800	5.7	20.4
Operations bearing Credit Risk - Commercial Portfolio (3)	25,403	23,798	19,678	6.7	29.1
Other (4)	9,983	11,605	9,837	(14.0)	1.5
Total	241,181	237,053	205,920	1.7	17.1

Including:
(1) Loan assignment (CRI): R$280 million in March 2012, R$285 million in December 2011, R$307 million in March 2011;
(2) 91.0% of sureties and guarantees from corporate customers were contracted by corporations;
(3) Operations with debentures and promissory notes; and
(4) Letters of credit: R$1,556 million in March 2012, R$1,754 million in December 2011 and R$1,605 million in March 2011.

Loan and financing for corporate customers grew by 17.1% in the last 12 months and 1.7% in the quarter. The main highlights in the last 12 months were the following: (i) real estate financing – corporate plan;
(ii) operations bearing credit risk – commercial portfolio; and (iii) export financing. In the quarter, the following portfolios posted significant growth: (i) real estate financing – corporate plan; (ii) overdraft accounts; and
(iii) export financing.

Loan Portfolio - Consumer Financing

The graph below shows the types of credit related to Consumer Financing of Individual Customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants).

Consumer financing totaled R$83.0 billion, stable from the previous quarter while up 6.2% in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing); and (ii) payroll-deductible loans, which together totaled R$51.0 billion, accounting for 61.4% of the consumer financing balance. Given their guarantees and characteristics, these products provide a reduced level of credit risk to this group of operations.

Bradesco	37

Economic and Financial Analysis

Loan Financial Margin – Interest

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
CDC Portfolio	35,040	34,204	30,002	2.4	16.8
Individuals	29,075	28,761	25,811	1.1	12.6
Corporate	5,965	5,443	4,191	9.6	42.3
Leasing Portfolio	7,222	8,223	11,769	(12.2)	(38.6)
Individuals	3,510	4,225	6,916	(16.9)	(49.2)
Corporate	3,712	3,998	4,853	(7.1)	(23.5)
Finame Portfolio	9,970	10,311	8,766	(3.3)	13.7
Individuals	931	1,000	1,002	(6.9)	(7.1)
Corporate	9,039	9,311	7,764	(2.9)	16.4
Total	52,232	52,738	50,537	(1.0)	3.4
Individuals	33,516	33,986	33,729	(1.4)	(0.6)
Corporate	18,716	18,752	16,808	(0.2)	11.4

Vehicle financing operations (individual and corporate customers) totaled R$52.2 billion in March 2012, down 1.0% in the quarter and increasing 3.4% on the same period last year. Of the total vehicle portfolio, 67.1% corresponds to CDC, 19.1% to Finame and 13.8% to Leasing. Individuals represented 64.2% of the portfolio, while corporate customers accounted for the remaining 35.8%.

Loan Portfolio – By Type

The table below presents all operations bearing credit risk by type, which increased by 1.6% in the quarter and 15.9% in the last 12 months.

	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Loans and Discounted Securities	130,587	129,519	116,264	0.8	12.3
Financing	93,491	92,149	76,869	1.5	21.6
Rural and Agribusiness Financing	15,609	15,499	14,262	0.7	9.4
Leasing Operations	10,514	11,551	15,008	(9.0)	(29.9)
Advances on Exchange Contracts	6,671	6,235	5,728	7.0	16.5
Other Loans	12,876	13,714	11,781	(6.1)	9.3
Subtotal of Loan Operations (1)	269,749	268,668	239,912	0.4	12.4
Sureties and Guarantees Granted (Memorandum Accounts)	50,932	48,479	42,466	5.1	19.9
Letters of Credit (Memorandum Accounts)	1,556	1,754	1,605	(11.3)	(3.1)
Advances from Credit Card Receivables	2,161	1,879	1,336	15.1	61.8
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	899	1,017	981	(11.6)	(8.3)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	131	130	141	0.8	(7.4)
Operations bearing Credit Risk - Commercial Portfolio (2)	25,403	23,798	19,678	6.7	29.1
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	350,831	345,724	306,120	1.5	14.6
Other Operations bearing Credit Risk (3)	20,142	19,339	14,085	4.2	43.0
Total Operations bearing Credit Risk	370,974	365,063	320,205	1.6	15.9

(1) Concept defined by Bacen;

(2)  Including operations with debentures and promissory notes; and

(3) Including operations involving interbank deposit certificates (CDI), international treasury, swaps, forward currency contracts and investments in receivables-backed investment funds (FIDC) and mortgage-backed receivables (CRI).

It is worth noting that growth in the Corporation portfolio was impacted by funds raised by customers on capital markets. Therefore, it is worth pointing out the R$5.7 billion increase in balance of operations with debentures and promissory notes for corporate customers in the last 12 months, representing an increase of 29.1% in the total balance of the period, resulting in lower growth of traditional loans.

38	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio Concentration(1) – by Sector

The loan portfolio by economic activity sector posted a slight variation in the period. In the quarter, “Services” and loans to “Individuals” posted greater shares, while “Services" posted the greatest growth in the last 12 months.

Activity Sector						R$ million
	Mar12%		Dec11%		Mar11%
Public Sector	757	0.3	1,046	0.4	1,008	0.4
Private Sector	268,992	99.7	267,622	99.6	238,904	99.6
Corporate	160,671	59.6	160,650	59.8	140,166	58.4
Industry	51,039	18.9	51,700	19.2	46,562	19.4
Commerce	42,536	15.8	43,021	16.0	37,809	15.8
Financial Intermediaries	729	0.3	628	0.2	716	0.3
Services	63,032	23.4	61,859	23.0	51,772	21.6
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,335	1.2	3,443	1.3	3,307	1.4
Individuals	108,321	40.2	106,972	39.8	98,738	41.2
Total	269,749	100.0	268,668	100.0	239,912	100.0

(1) Concept defined by Bacen.

Changes in Loan Portfolio(1)

Of the R$29.8 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$23.3 billion, or 78.1%, representing 8.6% of the portfolio in March 2012.

(1) Concept defined by Bacen.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin – Interest

Changes in the Loan Portfolio(1) – By Rating

The chart below shows that both new borrowers and remaining debtors from March 2011 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C rating), demonstrating the adequacy and consistency of the loan policy and processes, as well as required guarantees and credit ranking instruments used by Bradesco.

Changes in the Portfolio by Rating from March 2011 to 2012
Rating	Total Loans as of March 2012		New Customers from April 2011 to March 2012		Remaining Debtors as of March 2011
	R$ million	%	R$ million	%	R$ million	%
AA - C	246,754	91.5	21,924	94.0	224,830	91.2
D	6,807	2.5	454	1.9	6,352	2.6
E - H	16,188	6.0	936	4.1	15,253	6.2
Total	269,749	100.0	23,314	100.0	246,435	100.0

(1) Concept defined by Bacen.

Loan Portfolio(1) – By Customer Profile

The table below presents the changes in the loan portfolio by customer profile:

Type of Customer	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Corporations	63,502	65,007	58,334	(2.3)	8.9
SMEs	97,926	96,689	82,840	1.3	18.2
Individuals	108,321	106,972	98,738	1.3	9.7
Total Loan Operations	269,749	268,668	239,912	0.4	12.4

(1) Concept defined by Bacen.

The decrease in Corporations in the quarter was partially due to: (i) the appreciation of real against U.S. dollar, which affected foreign currency-denominated loan operations, in addition to the decrease in the loan amount in foreign currency; and (ii) the migration to operations bearing credit risk – commercial portfolio, which include debenture and promissory note operations.

Loan Portfolio(1) – By Customer Profile and Rating (%)

AA-C rated loans dropped slightly in both quarter-on-quarter and year-on-year comparisons.

Type of Customer	By Rating
	Mar12			Dec11			Mar11
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	96.9	2.1	1.0	98.1	0.9	1.0	97.3	1.6	1.1
SMEs	90.9	3.0	6.1	91.2	3.0	5.8	92.2	2.3	5.5
Individuals	88.8	2.4	8.8	88.9	2.2	8.9	89.6	1.9	8.5
Total	91.5	2.5	6.0	91.9	2.2	5.9	92.4	1.9	5.7

(1) Concept defined by Bacen.

40	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio(1) – By Business Segment

The table below shows growth in the loan portfolio by business segment, in which growth in the assets of the Prime and Retail segments in the quarter stood out. Over the last 12 months, Prime, Middle Market and Retail posted the greatest gains.

Business Segments	R$ million						Variation %
	Mar12%		Dec11%		Mar11%		Quarter	12M
Retail	95,835	35.5	92,672	34.5	83,622	34.9	3.4	14.6
Corporate (2)	72,797	27.0	75,575	28.1	69,842	29.1	(3.7)	4.2
Middle Market	38,471	14.3	39,054	14.5	31,777	13.2	(1.5)	21.1
Prime	12,692	4.7	12,082	4.5	9,410	3.9	5.0	34.9
Other / Non-account holders (3)	49,954	18.5	49,285	18.4	45,261	18.9	1.4	10.4
Total	269,749	100.0	268,668	100.0	239,912	100.0	0.4	12.4

(1) Concept defined by Bacen;

(2) Including loans taken out with co-obligation. In the table on page 40, Loan Portfolio – by Customer Profile, these amounts are allocated to Individuals; and

(3) Mostly, non-account holders using vehicle financing, cards and payroll-deductible loans.

Loan Portfolio(1) – By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$12.7 billion (US$13.1 billion in December 2011 and US$12.7 billion in March 2011), representing a 2.8% drop in the quarter and growth of 0.1% in the last 12 months. In reais, these same foreign currency operations totaled R$23.1 billion in March 2012 (R$24.5 billion in December 2011 and R$20.7 billion in March 2011, a decrease, in reais, of 5.6% and an increase of 11.9%, respectively).

In March 2012, total loan operations, in reais, stood at R$246.6 billion (R$244.2 billion in December 2011 and R$219.2 billion in March 2011), up 1.0% on the previous quarter and 12.5% over the last 12 months.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio(1) – by Debtor

The concentration of credit exposure levels among the 100 largest debtors was down from the previous year. In the quarter: (i) the concentration of the largest debtor remained stable; and (ii) there was a reduction in the 10, 20, 50 and 100 largest debtors. The quality of the portfolio of the 100 largest debtors, when evaluated using AA and A ratings, improved in the quarter and the last 12 months.

42	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio(1) – By Flow of Maturities

In March 2012 versus March 2011, performing loan operations presented a longer debt maturity profile, mainly as a result of the increased volume of BNDES and real-estate loan operations.	It is worth noting that these operations are subject to lower risk, given their guarantees and characteristics, in addition to providing favorable conditions to gain customer loyalty.

%
12,0
8,6
6,6
12,5
15,9
44,4
11,5
8,6
6,2
12,3
16,0
45,4
10,8
9,2
6,5
12,3
15,8
45,4
39.7 (Up to 180 days)
60.3 (Over 180 days)
38.6 (Up to 180 days)
61.4 (Over 180 days)
38.8 (Up to 180 days)
61.2 (Over 180 days)
Mar11
Dec11
Mar12
Over 360 days
181 to 360 days
91 to 180 days
61 to 90 days
31 to 60 days
1 to 30 days

(1) Concept defined by Bacen.

Bradesco	43

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio(1) – Delinquency over 90 days

Total delinquency ratio over 90 days increased 0.2 p.p. in the quarter, mainly due to the increase of 0.3 p.p. and 0.1 p.p. in SME and Individual ratios, respectively.

The graph below details that the delinquency for operations overdue from 61 to 90 days posted a slight increase over the last quarter and the last twelve months.

44	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Loans to individuals overdue from 61 to 90 days increased by a mere 0.2 p.p. in the year.

In the Corporate sector, loans overdue from 61 to 90 days also increased by a mere 0.2 p.p. in the year, while in the first three months of 2012 this index remained stable at 0.7%.

Bradesco	45

Economic and Financial Analysis

Loan Financial Margin – Interest

Renegotiated Portfolio – Delinquency over 90 days and ALL

The loan portfolio, excluding renegotiation, stood at R$260.9 billion in March 2012, up 0.3% in the quarter. The graph below presents the behavior of the total portfolio and delinquency over 90 days, including and excluding renegotiation, both of which present similar trends, proof that renegotiation does not have a material effect on delinquency.

In March 2012, the renegotiated portfolio totaled R$8.9 billion, a 2.7% increase in the quarter. The renegotiated share in the total loan portfolio was 3.3% in March 2012 (3.2% in December 2011). It is worth noting that, in March 2011, for an existing provision of 63.0% of the portfolio, net loss over the subsequent 12 months was 23.9%, meaning that the existing provision exceeded the loss recorded in the following 12 months by over 163%. Furthermore, the Company’s provisions remained stable in the period.

46	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses

An ALL of R$20.1 billion, representing 7.5% of the total portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing operations) and the excess provision (internal criteria).

Bradesco’s provision levels reflect a cautious approach aimed at supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Bradesco	47

Economic and Financial Analysis

Loan Financial Margin – Interest

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. For instance, in March 2011, for an existing provision of 7.0% of the portfolio, the effective gross loss in the subsequent twelve-month period was 3.9%, meaning the existing provision exceeded the loss over the subsequent twelve-month period by more than 76%, as shown in the graph below.

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In March 2011, for an existing provision of 7.0% of the portfolio, the net loss in the subsequent twelve-month period was 2.8%, meaning that the existing provision covered the loss in the subsequent 12 months by 152%.

48	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Loan Financial Margin – Interest

Allowance for Loan Losses

The Non-Performing Loan ratio (operations overdue for over 60 days) posted an increase in the quarter, from 4.8% in December 2011 to 5.1% in March 2012. Coverage ratios for the allowance for loans overdue for over 60 and 90 days stood at very comfortable levels.

Non-Performing Loans (1) / Loan Operations (%)	Existing Provision/Non-performing Loans (%)

Existing Provision/Operations Overdue for over 90 days (%)

(1) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

Bradesco	49

Economic and Financial Analysis

Loan Financial Margin – Interest

Loan Portfolio(1) – Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Mar12	Dec11	Mar11
Total Loan Operations	269,749	268,668	239,912
- Individuals	108,321	106,972	98,738
- Corporate	161,427	161,696	141,174
Existing Provision	20,117	19,540	16,740
- Specific	10,576	9,875	8,298
- Generic	5,530	5,654	5,439
- Excess	4,012	4,011	3,003
Specific Provision / Existing Provision (%)	52.6	50.5	49.6
Existing Provision / Loan Operations (%)	7.5	7.3	7.0
AA - C Rated Loan Operations / Loan Operations (%)	91.5	91.9	92.4
D Rated Operations under Risk Management / Loan Operations (%)	2.5	2.2	1.9
E - H Rated Loan Operations / Loan Operations (%)	6.0	5.9	5.7
D Rated Loan Operations	6,807	5,847	4,751
Existing Provision for D Rated Loan Operations	1,871	1,572	1,258
D Rated Provision / Loan Operations (%)	27.5	26.9	26.5
D - H Rated Non-Performing Loans	15,400	14,592	11,858
Existing Provision/D - H Rated Non-Performing Loans (%)	130.6	133.9	141.2
E - H Rated Loan Operations	16,188	15,796	13,491
Existing Provision for E - H Rated Loan Operations	14,305	13,859	11,899
E - H Rated Provision / Loan Operations (%)	88.4	87.7	88.2
E - H Rated Non-Performing Loans	12,572	11,949	9,881
Existing Provision/E - H Rated Non-Performing Loan (%)	160.0	163.5	169.4
Non-Performing Loans (2)	13,718	12,870	10,520
Non-Performing Loans (2) / Loan Operations (%)	5.1	4.8	4.4
Existing Provision / Non-Performing Loans (2) (%)	146.6	151.8	159.1
Loan Operations Overdue for over 90 days	11,070	10,598	8,648
Existing Provision/Operations Overdue for over 90 days (%)	181.7	184.4	193.6
(1) Concept defined by Bacen; and
(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

50	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin – Breakdown

	R$ million
	Financial Margin - Funding
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Interest - due to volume				41	194
Interest - due to spread				(42)	(35)
Interest Financial Margin	1,168	1,169	1,009	(1)	159

The interest funding financial margin remained stable in relation to the previous quarter, mainly due to: (i) the R$41 million increase in volume of operations; and a result of: (ii) the R$42 million decrease in average spread.

Between the first quarter of 2012 and 2011, the interest funding financial margin increased by 15.8%, or R$159 million, mainly driven by:
(i) gains from average business volume, totaling R$194 million; and offset by: (ii) the decrease in the average spread of R$35 million.

Bradesco	51

Economic and Financial Analysis

Funding Financial Margin- Interest

Loans x Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct from total customer funding: (i) the amount committed to compulsory deposits at Bacen; and (ii) the amount of available funds held at units in the customer service network; as well as add (iii) funds from domestic and foreign lines that provide funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.

This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loan operations through its own funding.

Funding vs. Investments	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Demand Deposits	31,955	33,121	32,891	(3.5)	(2.8)
Sundry Floating	6,948	2,322	5,041	199.2	37.8
Savings Deposits	59,924	59,656	54,625	0.4	9.7
Time Deposits + Debentures (1)	176,927	173,904	165,169	1.7	7.1
Financial Bills	32,405	27,120	11,521	19.5	181.3
Other	18,283	18,671	14,394	(2.1)	27.0
Customer Funds	326,422	314,794	283,641	3.7	15.1
(-) Compulsory Deposits/Available Funds (2)	(79,159)	(81,096)	(66,716)	(2.4)	18.7
Customer Funds Net of Compulsory Deposits	247,283	233,698	216,925	5.8	14.0
Onlending	32,490	32,832	31,411	(1.0)	3.4
Foreign Lines of Credit	11,423	11,930	13,392	(4.2)	(14.7)
Funding Abroad	42,648	47,207	30,506	(9.7)	39.8
Total Funding (A)	333,844	325,667	292,234	2.5	14.2
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	308,251	305,868	264,694	0.8	16.5
B/A (%)	92.3	93.9	90.6	(1.6) p.p.	1.7 p.p.

(1) Debentures mainly used to back purchase and sale commitments;
(2) Excluding government securities tied to savings accounts; and
(3) Comprising amounts relative to card operations (cash and installment purchases at merchants), amounts related to interbank deposit certificates (CDI) to rebate from compulsory deposits and debentures.

52	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Funding Financial Margin- Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Demand Deposits	31,955	33,121	32,891	(3.5)	(2.8)
Savings Deposits	59,924	59,656	54,625	0.4	9.7
Time Deposits	121,485	124,127	116,055	(2.1)	4.7
Debentures (1)	55,442	49,777	48,351	11.4	14.7
Borrowing and Onlending	47,112	53,247	41,501	(11.5)	13.5
Funds from Issuance of Securities	16,077	14,402	10,180	11.6	57.9
Financial Bills	32,405	27,120	11,521	19.5	181.3
Subordinated Debts	30,122	26,910	24,408	11.9	23.4
Total	394,522	388,360	339,532	1.6	16.2

(1) Considering only debentures used to back purchase and sale commitments.

Demand Deposits

The R$1,166 million decrease in the first quarter of 2012, when compared to the previous quarter, was the result of: (i) the use of funds by certain customers to pay one-time expenses at the beginning of the year (e.g., IPVA and IPTU taxes), as well as: (ii) the seasonality in the fourth quarter, which contributed to greater amount of funds, with the payment of the Christmas bonus in the period.

The R$936 million or 2.8% decrease in comparison with the first quarter of 2011 was mainly due to new business opportunities offered to customers.

Savings Deposits

In the first quarter of 2012, savings deposits remained practically stable in comparison with the previous quarter, and increased 9.7% in the year-on-year comparison, mainly as a result of greater funding volume. Balances were remunerated (TR + 0.5% p.m.) at 1.7% in the quarter and 7.4% in the last 12 months.

Bradesco is always increasing its savings accounts base and posted net growth of 1.9 million new savings accounts over the last 12 months.

Bradesco	53

Economic and Financial Analysis

Funding Financial Margin- Interest

Time Deposits

In the first quarter of 2012, time deposits dropped by 2.1%, or R$2,642 million, from the previous quarter, basically due to the migration to other funding sources, mainly Financial Bills, thereby extending average funding terms.

In the first quarter of 2012, the same figure increased 4.7% or R$5,430 million over the same period of 2011, mainly due to: (i) increased funding volume from institutional investors and the branch network; and (ii) the restatement of the deposit portfolio.

Debentures

On March 31, 2012, the balance of Bradesco’s debentures was R$55,442 million, up by 11.4% quarter on quarter and 14.7% over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The 11.5% drop quarter on quarter was mainly due to a decrease in borrowing and onlending obligations denominated in and/or indexed to foreign currency, from R$17,340 million in December 2011 to R$11,450 million in March 2012, mainly driven by: (i) the settlement of operations; and (ii) the exchange loss of 2.9%.

Between the first quarters of 2012 and 2011, the same figure increased by 13.5%, or R$5,611 million, due to: (i) a R$3,867 million increase in the volume of funds raised through loans and onlending in Brazil, especially Finame and BNDES operations; and (ii) the R$1,745 million increase in borrowing and onlending obligations denominated in and/or indexed to foreign currency, from R$9,705 million in March 2011 to R$11,450 million in March 2012, mainly due to new funding and the exchange gain of 11.9% in the period.

54	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Funding Financial Margin- Interest

Funds for the Issuance of Securities

The 16.8% or R$6,960 million increase in the quarter is mainly due to: (i) the R$5,285 million increase in the volume of Financial Bills; (ii) the increased volume of securities issued abroad of R$1,071 million; and (iii) growth in the volume of Real Estate Letters of Credit, in the amount of R$694 million.

When compared to the same period in 2011, the first quarter of the year posted a growth of 123.4%, or R$26,781 million, mainly the result of: (i) new issuances of Financial Bills, up by R$20,884 million, from R$11,521 million in March 2011 to R$32,405 million in March 2012; (ii) the increased volume of securities issued abroad of R$4,372 million, a result of exchange gains of 11.9% and new issuances carried out in the period; (iii) the higher volume of Mortgage Bonds, in the amount of R$1,641 million; (iv) the higher volume of Letters of Credit for Agribusiness, in the amount of R$659 million; and partially offset by:

(v) the R$764 million decrease in the balance of debentures, due to the maturity of these securities.

Subordinated Debt

Subordinated Debt totaled R$30,122 million in March 2012 (R$8,183 million abroad and R$21,939 million in Brazil). In the last 12 months, Bradesco issued R$12,214 million in Subordinated Debt (R$2,008 million abroad and R$10,206 million in Brazil) and R$6,501 million came due (R$293 million abroad and R$6,208 million in Brazil). Note that the Bank issued US$1.1 billion in subordinated notes in March 2012, which the Brazilian Central Bank cleared for use as Tier 2 capital under the Capital Adequacy Ratio.

Additionally, it is worth pointing out that, in the first quarter of 2012, the Brazilian Central Bank authorized the use of Subordinated Financial Bills amounting to R$331 million (R$1,828 million in the fourth quarter of 2011) to compose Tier II of the Capital Adequacy Ratio, of which only R$17,357 million of total subordinated debt is used to calculate the Capital Adequacy Ratio, given their maturity terms.

In April 2012, the Brazilian Central Bank also deferred the eligibility of R$2,754 million in Subordinated Financial Letters for use as Tier II capital.

Bradesco	55

Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Interest - due to volume				94	277
Interest - due to spread				44	84
Interest Financial Margin	1,022	884	661	138	361
Income	8,599	8,233	5,990	366	2,609
Expenses	(7,577)	(7,349)	(5,329)	(228)	(2,248)

In the comparison between the first quarter of 2012 and the previous quarter, the interest financial margin from Securities/Other was up by R$138 million. This variation was due to: (i) the increase in volume of operations, which contributed with R$94 million; and (ii) R$44 million gain in the average spread.

In the first quarter of 2012, the interest financial margin with Securities/Other stood at R$1,022 million, versus R$661 million recorded in the same period a year earlier, up 54.6% or R$361 million. This was the result of: (i) an increase in the volume of operations, which affected the result in R$277 million; and (ii) the R$84 million gain in the average spread.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Interest - due to volume				39	137
Interest - due to spread				42	(285)
Interest Financial Margin	851	770	999	81	(148)
Income	3,075	2,891	2,744	184	331
Expenses	(2,224)	(2,121)	(1,745)	(103)	(479)

In the first quarter of 2012, interest financial margin from insurance operations posted an R$81 million or 10.5% gain over the previous quarter, due to: (i) a R$42 million gain in the average spread, result of the performance of multimarket funds, which were positively impacted by the 13.7% appreciation of the Ibovespa index; and (ii) a R$39 million increase in the volume of operations.

Between the first quarter of 2012 and the same period of the previous year, interest financial margin from insurance operations was down 14.8%, or R$148 million, due to: (i) a R$285 million loss in the average spread; and partially offset by: (ii) the R$137 million increase in volume of operations.

56	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Financial Margin – Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Funding	(73)	(75)	(72)	2	(1)
Insurance	163	72	56	91	107
Securities/Other	383	276	529	107	(146)
Total	473	273	513	200	(40)

The non-interest financial margin in the first quarter of 2012 stood at R$473 million, versus R$273 million in the fourth quarter of 2011. Margin was down R$40 million in the first quarter of 2012 when compared to the same period a year earlier. Main variations in the non-interest financial margin were due to:

•       “Funding,” represented by expenses with the Credit Guarantee Fund (FGC), due to increased funding volume;

•       “Insurance,” represented by gains from equity instruments. Variations in the periods are associated with market conditions, which enabled a greater/lower opportunity of obtaining gains; and

•       “Securities/Other”, the R$107 million increase of which in the quarter-on-quarter comparison was mainly the result of greater income with Treasury/Securities, even with the relative gain from the partial sale of Cetip shares in the fourth quarter of 2011. In the year-on-year comparison, income from Treasury/Securities was down, amounting to R$146 million.

Bradesco	57

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Analysis of the statement of financial position and income statement of Grupo Bradesco de Seguros, Previdência e Capitalização:

Consolidated Statement of Financial Position

	R$ million
	Mar12	Dec11	Mar11
Assets
Current and Long-Term Assets	129,800	124,438	108,949
Securities (1)	122,147	116,774	102,316
Insurance Premiums Receivable	1,759	1,753	1,555
Other Loans	5,894	5,911	5,078
Permanent Assets	3,235	3,241	2,477
Total	133,035	127,679	111,426
Liabilities
Current and Long-Term Liabilities	114,752	111,027	97,139
Tax, Civil and Labor Contingencies	2,134	2,042	1,798
Payables on Insurance, Pension Plan and Capitalization Bond Operations	318	363	303
Other Liabilities (1)	5,347	4,969	5,058
Insurance Technical Reserves	8,429	8,074	7,542
Life and Pension Plan Technical Reserves	93,861	91,008	78,547
Capitalization Bond Technical Reserves	4,663	4,571	3,891
Non-controlling Interest	663	647	601
Shareholders' Equity (1)	17,620	16,005	13,686
Total	133,035	127,679	111,426

(1) Note: In December 2010, held-to-maturity securities were reclassified to available-for-sale category for adoption of CPCs 38 and 40.

Consolidated Income Statement

	R$ million
	1Q12	4Q11	1Q11
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	9,418	11,133	7,850
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	5,212	5,037	4,464
Financial Result from the Operation	973	827	927
Sundry Operating Income	256	228	165
Retained Claims	(3,080)	(2,850)	(2,705)
Savings Bond Drawing and Redemptions	(709)	(725)	(549)
Selling Expenses	(546)	(528)	(424)
General and Administrative Expenses	(473)	(525)	(492)
Other Operating Income/Expenses	(100)	(65)	(108)
Tax Expenses	(115)	(137)	(111)
Operating Result	1,418	1,262	1,167
Equity Result	96	129	63
Non-Operating Income	(9)	(10)	(9)
Income before Taxes and Profit Sharing	1,505	1,381	1,221
Income Tax and Contributions	(561)	(478)	(368)
Profit Sharing	(20)	(16)	(17)
Non-controlling Interest	(19)	(27)	(75)
Net Income	905	860	761

(1) Not considering, in all previous periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect earned premiums.

58	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Life and Pension Plans	493	535	486	470	442	485	450	443
Health	151	181	132	200	201	177	131	122
Capitalization Bonds	104	87	86	79	86	63	50	57
Basic Lines and Other	157	57	76	51	32	54	90	79
Total	905	860	780	800	761	779	721	701

Performance Ratios

	%
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Claims Ratio (1)	71.9	68.6	71.5	72.2	72.0	71.1	72.4	71.8
Expense Ratio (2)	11.1	11.1	10.5	10.8	10.0	10.8	10.7	10.2
Administrative Expenses Ratio (3)	5.0	4.5	5.8	5.4	6.1	5.8	6.3	6.1
Combined Ratio (4) (5)	85.6	83.6	86.2	85.8	86.1	85.1	85.3	84.7

(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Written Premiums;
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and
(5) Excluding additional reserves.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)

(1) Not considering, in all previous periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect earned premiums.

Comparing the first quarter of 2012 with the previous quarter, the total revenue was down by 15.4%, due to the concentration of pension plan contributions, which are historically paid in the last quarter of the year.

In the first quarter of 2012, written premiums, pension plan contributions and capitalization bond income increased by 20.0% in comparison with the same period of the previous year. Leading growth in the year were the "Life and Pension Plan,” “Capitalization Bond” and “Health" products, which posted gains of 23.4%, 22.5% and 15.9%, respectively.

Bradesco	59

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income(1)

(1) Not considering, in all previous periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect earned premiums.

60	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco	61

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

62	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

Year on year, the efficiency ratio decreased 1.1 p.p. due to the 20.0% increase in revenue for the period and the 3.9% decrease in general and administrative expenses, even accounting for the collective bargaining agreement in January 2012.

Bradesco	63

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Technical Reserves

64	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Net Income	493	535	486	470	442	485	450	443
Premium and Contribution Income (1)	5,009	6,886	4,708	5,493	4,059	5,385	4,096	3,690
- Income from Pension Plans and VGBL	4,090	5,926	3,829	4,713	3,317	4,617	3,403	3,052
- Income from Life/Personal Accidents Insurance Premiums	919	960	879	780	742	768	693	638
Technical Reserves	93,861	91,008	84,788	81,991	78,547	76,283	71,775	68,975
Investment Portfolio	100,366	96,047	91,806	88,255	85,182	82,786	75,974	72,507
Claims Ratio	41.3	38.3	44.4	47.4	43.6	44.1	49.8	44.7
Expense Ratio	21.3	19.1	18.5	19.2	19.2	19.5	19.8	17.5
Combined Ratio	70.8	66.1	71.3	75.4	71.9	74.7	79.9	71.5
Participants / Policyholders (in thousands)	24,534	24,582	24,051	23,109	22,698	22,186	21,346	21,109
Premium and Contribution Income Market Share (%) (2)	32.5	33.1	31.6	32.0	28.1	31.2	31.5	32.0
Life/AP Market Share - Insurance Premiums (%) (2)	16.8	17.6	16.9	16.3	16.0	17.3	17.0	16.8

(1) Life/VGBL/PGBL/Traditional; and
(2) 1Q12 includes the latest data released by Susep (January 2012).

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência maintained its leadership, holding a market share of 32.5% in terms of pension plan and VGBL income in the period.

Net income for the first quarter of 2012 decreased by 7.9% in comparison with the previous quarter, as a result of: (i) the 27.3% decrease in revenue due to the seasonality in this segment in the last quarter of every year; (ii) the 3.0 p.p. and 2.2 p.p. increase in claims ratio and selling expenses respectively; partially offset by: (iii) a decrease in general and administrative expenses, even when accounting for the collective bargaining agreement in January 2012.

Net income for the first quarter of 2012 was up 11.5% from that of 2011, mainly resulting from: |
(i) the 23.4% increase in revenue; (ii) a 2.3 p.p. decrease in “Life” product claims ratio; and (iii) the improvement in management efficiency ratio.

Bradesco	65

Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$93.9 billion in March 2012, made up of R$89.8 billion from pension plans and VGBL and R$4.1 billion from life, personal accident and other lines, up 19.5% over March 2011.

The Pension Plan and VGBL Investment Portfolio totaled R$91.0 billion in January 2012, equal to 33.5% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholder

In March 2012, the number of Bradesco Vida e Previdência customers grew by 8.1% compared to March 2011, surpassing a total of 2.2 million pension plan and VGBL plan participants and 22.3 million personal accident participants, reaching

24.5 million customers. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

66	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Net Income	151	181	132	200	201	177	131	122
Net Written Premiums (1)	2,251	2,165	2,137	2,050	1,945	1,818	1,780	1,679
Technical Reserves	4,072	3,984	3,942	3,848	3,708	3,481	3,455	3,438
Claims Ratio	86.4	83.4	87.3	87.7	87.6	84.0	84.2	84.9
Expense Ratio	4.8	4.7	4.4	4.3	4.2	4.2	4.3	4.2
Combined Ratio	97.9	96.1	98.9	99.6	100.0	100.2	93.4	98.9
Policyholders (in thousands)	3,627	3,458	3,384	3,244	3,144	3,100	2,993	2,893
Written Premiums Market Share (%) (2)	49.5	47.9	47.5	47.4	49.4	49.5	49.0	48.3

(1) Not considering, in all previous periods, the effect of ANS Normative Resolution 206/09, which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect earned premiums; and

(2) 1Q12 considers the latest data released by ANS (January 2012).

Net income for the first quarter of 2012 was 16.6% smaller quarter-on-quarter, due to: (i) the 3.0 p.p. increase in the claims ratio, partially explained by the increase in recording of technical reserves;
(ii) the decrease in financial result, driven by the payment of dividends amounting to R$900 million in December 2011; and (iii) the decrease in equity income.

Net income was down 24.9% over the same period of the previous year, due to: (i) the decrease in financial result, driven by the payment of dividends; (ii) the decrease in equity income, partially offset by: (iii) the 15.7% increase in revenue; (iv) the 1.2 p.p. decrease in the claims ratio, as a result of: (a) the continuity of cost control actions; and (b) the portfolio technical adjustments; and (v) lower general and administrative expenses, even when accounting for the collective bargaining agreement in January 2012.

In March 2012, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 44.5 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans. Of the 100 largest companies in Brazil in terms of revenue, 45 are Bradesco Saúde and Mediservice customers (source: Exame  magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2011).

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 3.6 million customers. The high share of corporate policies in the overall portfolio (94.4% in March 2012) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

Bradesco	67

Economic and Financial Analysis

Bradesco Capitalização

	R$ million (unless otherwise stated)
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Net Income	104	87	86	79	86	63	50	57
Capitalization Bond Income	795	798	849	751	649	706	658	594
Technical Reserves	4,663	4,571	4,329	4,096	3,891	3,724	3,483	3,317
Customers (in thousands)	3,228	3,097	3,024	2,888	2,794	2,691	2,610	2,583
Premium and Contribution Income Market Share (%) (1)	21.4	21.6	21.4	21.3	21.2	21.1	20.4	19.7

(1) 1Q12 considers the latest data released by Susep (January 2012).

Net income for the quarter grew by 19.5% when compared the previous quarter, mainly due to: (i) the decrease in the recording of technical reserves, as a result of lower volume of lump-sum payment bonds; and (ii) lower general and administrative expenses, even when accounting for the collective bargaining agreement in January 2012.

Net income for the quarter grew by 20.9% when compared to the same quarter of 2011, mainly due to: (i) the 22.5% increase in revenue; (ii) an improved financial result; and (iii) the stability of the management efficiency ratio, even when accounting for the collective bargaining agreement in January 2012.

68	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the first quarter of 2012 leading the private capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable commitment, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil); and (v) Projeto Tamar (created to save sea turtles).

Bradesco Capitalização is the first and only capitalization bond company in Brazil to receive the ISO 9001 certification of Quality Management. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Capitalization Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Capitalization Bonds: good products, services and continuous growth.

The portfolio is composed of 20.6 million active bonds, of which: 36.4% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, up 24.4% over March 2011; and 63.6% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 7.1% over March 2011. Given that the purpose of this type of capitalization bond is to add value to the associated company or even encourage the performance of its customers, bonds have reduced maturity and grace terms and a lower sale price.

Bradesco	69

Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10
Net Income	49	33	50	44	39	58	28	27
Net Written Premiums	967	983	1,042	1,061	871	865	941	952
Technical Reserves	4,148	3,920	3,853	3,828	3,688	3,554	3,525	3,455
Claims Ratio	64.7	65.9	61.3	61.0	68.1	69.3	69.7	69.9
Expense Ratio	18.4	18.2	17.4	17.6	17.2	17.6	17.3	17.6
Combined Ratio	107.0	106.5	103.3	99.1	108.7	106.9	105.2	105.3
Policyholders (in thousands)	3,801	3,694	3,632	3,567	3,330	3,337	3,208	2,980
Premium and Contribution Income Market Share (%) (1)	9.5	10.1	10.4	10.5	9.7	10.6	11.2	11.7

(1) 1Q12 considers the latest data released by Susep (January 2012).

Net income for the first quarter of 2012 was up by 48.5% from the previous quarter, mainly due to:
(i) the 1.2 p.p. drop in the claims ratio; and
(ii) an improved financial result.

Net income for the first quarter of 2012 was 25.6% higher than that posted in 2011, mainly due to:
(i) a 3.4 p.p. decrease in claims; (ii) the improvement in equity results; and (iii) lower general and administrative expenses, even when accounting for the collective bargaining agreement in January 2012.

In the Property Insurance segment, Bradesco Auto/RE has renewed insurance programs with its main customers through partnerships with brokers that specialize in the segment and a close relationship with the Bradesco Corporate and Bradesco Empresas  (Middle Market) segments. The excellent performance of the Oil industry and recovery of the Civil Construction industry have also contributed to Bradesco Auto/RE's growth in the segment.

In Aviation and Maritime Hull insurance, the increased exchange with Bradesco Corporate and Bradesco Empresas  has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its customer base, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, the Exclusive Bradesco Customer Insurance for Banco Bradesco account holder (Bradesco Seguro Exclusivo Clientes Bradesco) and Auto Mulher (car insurance for women) stand out.

For better service, Bradesco Auto/RE currently has 17 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

70	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to growth in the customer base, which increased by 14.1% in the last 12 months, to a total of 3.8 million customers.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with a 26.2% growth in premiums year on year (higher than the market growth), totaling more than 1.9 million insured homes.

Bradesco	71

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Card Income	1,389	1,406	1,155	(17)	234
Checking Account	748	748	649	-	99
Fund Management	526	498	471	28	55
Loan Operations	501	528	455	(27)	46
Collection	313	321	277	(8)	36
Consortium Management	144	137	121	7	23
Custody and Brokerage Services	117	102	108	15	9
Underwriting / Financial Advising Services	109	89	48	20	61
Payments	78	81	77	(3)	1
Other	193	176	149	17	44
Total	4,118	4,086	3,510	32	608

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

72	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Fee and Commission Income

Card Income

Card income stood at R$1,389 million in the first quarter of 2012, down 1.2% from the previous quarter, mainly due to the drop in the number of transactions in the period, mainly a result of the year-end seasonality.

In comparison with the same period a year earlier, the same figure posted year-on-year growth of 20.3%, or R$234 million, mainly due to an increase in revenue from purchases and services, basically resulting from the expansion of the card base by 8.4%, from 147.5 million in March 2011 to 159.9 million in March 2012. This expansion led to a 16.6% increase in credit card revenue in the period, for a total of R$23,591 million in the first quarter, as well as an 11.5% increase in transactions, from 259.3 million in the first quarter of 2011 to 289.1 million in the same period in 2012.

Bradesco	73

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the first quarter of 2012, fee and commission income from checking accounts was stable in comparison with the previous quarter.

In comparison with the same period a year earlier, revenue grew by R$99 million, or 15.3%, in the first quarter of 2012, mainly due to expansion of the checking account customer base, which posted a net increase of 1,816 thousand current accounts (1,681 thousand individual customers and 135 thousand corporate customers).

Loan Operations

In the first quarter of 2012, income from loan operations amounted to R$501 million, down 5.1% in comparison with the previous quarter, mainly due to the lower volume of loan operations in the period, a result of seasonality in the fourth quarter of 2011.

In comparison with the same period a year earlier, the 10.1% increase in the first quarter of the year was mainly the result of: (i) greater income from collateral, up 14.0%, mainly deriving from the 19.9% growth in the volume of Sureties and Guarantees; and (ii) an increase in volume of other operations in 2012.

74	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the first quarter of 2012, revenue from fund management stood at R$526 million, up R$28 million from the previous quarter, mainly due to: (i) 11.0% growth in the volume of funds and portfolios raised and managed; and (ii) a greater number of business days in the period.

Year on year, the R$55 million or 11.7% increase was mainly due to: (i) increases in funds raised and portfolios managed by Bradesco, which grew by 22.7%; partially offset by: (ii) the 5.9% drop in the Ibovespa index in the period, impacting revenue from managed funds and portfolios pegged to equities.

The highlight was the investments in fixed-income funds, which grew by 27.2% in the period, followed by the 13.4% growth in third-party funds and equities, up 6.7%.

Shareholders' Equity	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Investment Funds	346,241	310,104	276,593	11.7	25.2
Managed Portfolios	18,169	17,997	19,701	1.0	(7.8)
Third-Party Fund Quotas	7,856	7,269	7,025	8.1	11.8
Total	372,266	335,370	303,319	11.0	22.7
x	x	x	x	x	x
Asset Distribution	R$ million			Variation %
	Mar12	Dec11	Mar11	Quarter	12M
Investment Funds – Fixed Income	317,626	283,633	249,777	12.0	27.2
Investment Funds – Equities	28,615	26,471	26,816	8.1	6.7
Investment Funds – Third-Party Funds	6,665	6,103	5,879	9.2	13.4
Total - Investment Funds	352,906	316,207	282,472	11.6	24.9
x
Managed Portfolios - Fixed Income	10,183	10,550	10,918	(3.5)	(6.7)
Managed Portfolios – Equities	7,986	7,447	8,783	7.2	(9.1)
Managed Portfolios - Third-Party Funds	1,191	1,166	1,146	2.1	3.9
Total - Managed Funds	19,360	19,163	20,847	1.0	(7.1)
x
Total Fixed Income	327,809	294,183	260,695	11.4	25.7
Total Equities	36,601	33,918	35,599	7.9	2.8
Total Third-Party Funds	7,856	7,269	7,025	8.1	11.8
Overall Total	372,266	335,370	303,319	11.0	22.7

Bradesco	75

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the first quarter of 2012, revenue from payments and collection was down 2.7% from the previous quarter, mainly due to the revenue from collection.

In comparison with the same period a year earlier, the 10.5% or R$37 million increase in revenue from payments and collection in the first quarter of 2012 was mainly the result of the greater volume of processed documents, up from 412 million on March 31, 2011 to a total of 463 million on March 31, 2012.

Consortium Management

In the first quarter of 2012, income from consortium management increased by 5.1% over the previous quarter. On March 31, 2012, Bradesco had 643 thousand active quotas (626 thousand active quotas on December 31, 2011), ensuring a leading position in all the segments it operates (real estate, auto, trucks/tractors).

Year on year, there was a 19.0% increase in income, resulting from: (i) the growth in the volume of bids and advances; and (ii) the increase in sales of new quotas, from 489 thousand net quotas sold on March 31, 2011 to 643 thousand on March 31, 2012, an increase of 154 thousand net quotas.

76	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the first quarter of 2012, total custody and brokerage service income increased by R$15 million when compared to the previous quarter. This performance mainly results the increase in volume traded on the BM&FBOVESPA, which had a positive impact on brokerage revenue.

In comparison with the same period a year earlier, the 8.3% increase in revenue in the first quarter of 2012 is mainly due to the increase in custody services, with a R$99 billion gain in assets under custody.

Underwriting / Financial Advisory Services

The R$20 million increase in the quarter-on-quarter comparison mainly refers to increased revenue with capital market operations in the first quarter of 2012, particularly financial advisory operations. Furthermore, changes in this income are often the result of volatile performance of capital markets.

From the first quarter of 2011 to the same period in 2012, there was an increase of R$61 million, mainly as a result of a higher business volume in the first quarter of the year.

Bradesco	77

Economic and Financial Analysis

Administrative and Personnel Expenses

		R$ million
Administrative and Personnel Expenses	1Q12	4Q11	1Q11	Variation
				Quarter	12M
Administrative Expenses
Outsourced Services	832	961	839	(129)	(7)
Communication	410	402	377	8	33
Depreciation and Amortization	301	280	271	21	30
Data Processing	262	243	226	19	36
Transportation	212	224	179	(12)	33
Rental	183	176	157	7	26
Financial System Services	163	147	109	16	54
Advertising and Marketing	153	330	201	(177)	(48)
Asset Maintenance	146	158	123	(12)	23
Leased Assets	100	99	89	1	11
Security and Surveillance	100	94	76	6	24
Materials	92	98	81	(6)	11
Water, Electricity and Gas	65	59	59	6	6
Trips	33	48	35	(15)	(2)
Other	349	363	317	(14)	32
Total	3,401	3,682	3,140	(281)	261

Personnel Expenses
Structural	2,351	2,415	1,996	(64)	355
Payroll/Social Charges	1,769	1,811	1,508	(42)	261
Benefits	582	604	488	(22)	94
Non-Structural	527	725	440	(198)	87
Management and Employee Profit Sharing	324	498	267	(174)	57
Provision for Labor Claims	143	145	118	(2)	25
Training	22	53	19	(31)	3
Termination Costs	38	29	36	9	2
Total	2,878	3,140	2,436	(262)	442

Total Administrative and Personnel Expenses	6,279	6,822	5,576	(543)	703

Employees	105,102	104,684	96,749	418	8,353
Service Points	62,749	59,711	50,967	3,038	11,782

In the first quarter of 2012, total Administrative and Personnel Expenses came to R$6,279 million, down 8.0% in comparison with the previous quarter.

Personnel Expenses

In the first quarter of 2012, personnel expenses came to R$2,878 million, down 8.3%, or R$262 million, from the previous quarter.

The R$64 million decrease in the structural portion was mainly the result of: (i) the greater concentration of holidays in the first quarter of 2012, in the amount of R$59 million; and offset by: (ii) greater expenses with social charges and benefits, mainly due to the collective bargaining agreement in the security sector in January 2012, contributing with a R$16 million increase.

The R$198 million decrease in the non-structural portion was mainly due to lower expenses with management and employee profit sharing, in the amount of R$174 million.

78	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Administrative and Personnel Expenses

Personnel Expenses

In comparison with the same period a year earlier, the R$442 million increase in the first quarter of 2012 reflects: (i) the structural expenses of R$355 million related to: (a) the increase in expenses with payroll, social charges and benefits, impacted by salary increases; and (b) the net increase in staff, hiring 8,353 employees in the period, driven by investments to expand service points and improve business segmentation; and (ii) the R$87 million gain in the non-structural expenses mainly due to higher expenses with:

(a) management and employee profit sharing, totaling R$57 million; and (b) the provision for labor claims, totaling R$25 million.

Bradesco	79

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative Expenses

In the first quarter of 2012, administrative expenses came to R$3,401 million, down 7.6%, or R$281 million from the previous quarter, mainly due to lower expenses with: (i) marketing and advertising, in the amount of R$177 million; (ii) outsourced services, in the amount of R$129 million, mainly related to the end of the partnership with Empresa Brasileira de Correios e Telégrafos – ECT in December 2011 (Postal Bank), partially offset by greater expenses with: (iii) depreciation and amortization, in the amount of R$21 million; (iv) data processing, in the amount of R$19 million; (v) financial system services, in the amount of R$16 million; and; (vi) the expansion of service points in 3,038 points in the period.

In comparison with the same period a year earlier, the R$261 million, or 8.3% increase in the first quarter of 2012 was mainly due to increased expenses with: (i) contractual adjustments; (ii) increase in the volume of businesses and services; and (iii) accelerated organic growth, leading to a 11,782 increase in the number of service points, of which 985 are branches, 10,416 Bradesco Expresso points and 381 other points, totaling 62,749 points on March 31, 2012.

80	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio accumulated in the last 12 months improved by 0.7 p.p., resulting from: (i) an increase in fee and commission income; (ii) a decrease in personnel expenses, mainly due to: a) a greater number of holidays in the quarter; and b) lower expenses with management and employee profit sharing; and (iii) lower administrative expenses, mainly due to a decrease in marketing and advertising expenses and outsourced services.

Tax Expenses

In the first quarter of 2012, tax expenses remained practically stable in comparison with the previous quarter.

In comparison with the same period a year earlier, the R$132 million increase in the first quarter of 2012 was mainly the result of higher expenses with ISS/PIS/Cofins taxes reflecting the increase in taxable income, especially financial margin and fee and commission income.

Bradesco	81

Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the first quarter of 2012, equity in the earnings (losses) of unconsolidated companies stood at R$40 million. The R$13 million decrease from the previous quarter was mainly due to lower results from the Serasa and Integritas Participações.

Year on year, the R$6 million increase recorded in the first quarter of 2012 was mainly due to greater results from IRB – Brasil Resseguros.

Operating Income

Operating income in the first quarter of 2012 was R$4,349 million, up 7.8%, or R$315 million, from the fourth quarter of 2011, mainly impacted by: (i) a R$543 million decrease in personnel and administrative expenses; (ii) the growth in financial margin, amounting to R$437 million; (iii) a R$32 million increase in fee and commission income; partially offset by: (iv) an increase in the allowance for loan loss expenses, in the amount of R$433 million; (v) the increase in other operating expenses (net of other revenues), in the amount of R$188 million; and (vi) a R$56 million decrease in operating income from Insurance, Pension Plans and Capitalization Bonds.

In comparison with the same period a year earlier, the R$396 million, or 10.0%, increase in the first quarter of 2012 is basically a result of: (i) the R$1,333 million increase in financial margin; (ii) the R$608 million increase in fee and commission income; (iii) the R$92 million increase in operating income from Insurance, Pension

Plans and Capitalization Bonds, partially offset by: (iv) a R$734 million increase in allowance for loan loss expenses; (v) a R$703 million increase in administrative and personnel expenses; (vi) a R$132 million increase in tax expenses and (vii) an increase in other operating expenses (net of other revenues), in the amount of R$74 million.

82	Report on Economic and Financial Analysis March 2012

Economic and Financial Analysis

Non-Operating Income

In the first quarter of 2012, non-operating income posted a loss of R$18 million, down R$22 million from the previous quarter and R$14 million from the same period in 2011, due to greater non-operating expenses.

Bradesco	83

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Return to Shareholders

Sustainability

Bradesco was sponsored and participated in the 3rd Global Sustainability Forum, held in the city of Manaus, between March 22 and 24, 2012. The event summoned a number of world leaders to discuss green economy and sustainable development, including issues such as Economic, Environmental and Social Sustainability in the Amazon Region, Zero Deforestation, Payment for Environmental Services (PSA), Reduction of Deforestation and Destruction Emissions (REDD –) and the fundamental role of women in family planning, birth control and sustainable development.

Since 2006, Bradesco has been included in the Dow Jones Sustainability Indexes, a portfolio made up of 342 companies, 8 of which from Brazil, in addition to being highlighted in a ranking prepared by SAM (Sustainability Investing), in the bronze category.

Since 2008, Bradesco has played a role in spreading the Supply Chain Leadership Collaboration (SCLC), of the Carbon Disclosure Project (CDP), promoting the management and disclosure of greenhouse gas emissions by its suppliers. This initiative is in line with Bradesco’s strategy for the development of its value chain and has aided the Organization in managing its indirect Greenhouse Gas Emissions (GGEs). In April 2012, Bradesco began the annual process of requesting answers from more than 90 supply companies in the sectors that most impact its supply chain.

The Bank is Co-chair sponsor of the Rio Sustainable City Project, an initiative created by the Brazilian Corporate Council (CEBDS) in a partnership with its member companies, the City Council and Government of the State of Rio de Janeiro. The project seeks to propose solutions for urban infrastructure and social inclusion in the pacified communities of Chapéu Mangueira and Babilônia, by working with housing improvements, urban agriculture, urban infrastructure, tourism, solid waste management, education, culture and leisure and entrepreneurship. Bradesco is actively involved in improving sustainable housing to qualify participants in civil construction activities to improve their own homes. The Project will provide the basis for a case study to be presented at Rio+20 for reproduction in other locations.

In an effort to improve its sustainability strategy, Bradesco held two stakeholder meetings in April 2012 to promote an active engagement process. These events included external guests and employees to discuss themes that are relevant to the Organization, while measuring market perception in a process to exchange experiences.

86	Report on Economic and Financial Analysis March 2012

Return to Shareholders

Investor Relations Area – IR

Bradesco began the year by participating in 114 events in the first quarter of 2012, a 9.6% increase over the same period in 2011, at 104 events.

In Brazil, the Company held and participated in a number of meetings with domestic and foreign investors, including conferences in Miami, Cancun, London and New York and road shows in Asia, the United States and England.

Also in the first quarter of 2012, Bradesco launched its program of Level II ADRs backed by common shares. At the occasion, the Vice-Chairman of the Board of Directors, Antonio Bornia, and the Managing Executive Officer and Investor Relations Officer, Luiz Carlos Angelotti, rang the opening bell at the New York Stock Exchange.

Corporate Governance

Bradesco’s management is made up of the Board of Directors and the Board of Executive Officers. The members of the Board of Directors are elected on an annual basis by the Annual Shareholders’ Meeting and, in turn, elect the members of the Board of Executive Officers.

Within the Corporate Governance structure, Bradesco’s Board of Directors is supported by five Statutory Committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 44 Executive Committees that assist the Board of Executive Officers in performing its duties.

Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of adjusted net income, higher than the minimum limit of 25% set forth by Brazilian Corporate Law. Preferred shares are entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange.

Bradesco also voluntarily adhered to the Code of Self-Regulation and Best Practices for Publicly-Held Companies in 2011, issued by the Brazilian Association of Publicly Held Companies (ABRASCA) based on the best corporate governance practices adopted in Brazil and abroad.

Austin Rating upgraded Bradesco to an AA+ (Excellent Corporate Governance Practices) rating in 2011, for the improvement and maturity of the corporate governance practices adopted by the Bank.

On March 9, 2012, all of the matters proposed to the Shareholders’ Meetings were approved.

For more information, visit www.bradesco.com.br/ri  - Corporate Governance.

Bradesco	87

Return to Shareholders

Bradesco Shares

Number of Shares – Common and Preferred Shares (1)

	In thousands
	Mar12	Dec11	Dec10	Dec09	Dec08	Dec07
Common Shares	1,909,839	1,909,911	1,880,830	1,710,205	1,534,806	1,009,337
Preferred Shares	1,907,931	1,907,931	1,881,225	1,710,346	1,534,900	1,009,337
Subtotal – Outstanding Shares	3,817,770	3,817,842	3,762,055	3,420,551	3,069,706	2,018,674
Treasury Shares	7,025	6,953	395	6,535	163	2,246
Total	3,824,795	3,824,795	3,762,450	3,427,086	3,069,869	2,020,920
(1) Stock bonus and splits during the periods were not included.

On March 31, 2012, Bradesco’s capital stock stood at R$30.1 billion, composed of 3,824,795 thousand book-entry shares with no par value, of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

	Mar12%		Ownership of Capital (%)	Mar11%		Ownership of Capital (%)
Individuals	334,240	89.84	23.55	341,662	89.95	24.20
Corporate	36,896	9.92	46.69	37,295	9.82	43.88
Subtotal Domiciled in Brazil	371,136	99.76	70.24	378,957	99.77	68.08
Domiciled Abroad	885	0.24	29.76	874	0.23	31.92
Total	372,021	100.00	100.00	379,831	100.00	100.00

On March 31, 2012, there were 371,136 shareholders domiciled in Brazil, accounting for 99.76% of total shareholders and holding 70.24%	of all shares, while a total of 885 shareholders are domiciled abroad, accounting for 0.24% of shareholders and holding 29.76% of shares.

88	Report on Economic and Financial Analysis March 2012

Return to Shareholders

Bradesco Shares

Share Performance (1)

	In R$ (unless otherwise stated)
	1Q12	4Q11	Variation %	1Q12	1Q11	Variation %
Adjusted Net Income per Share	0.75	0.73	2.7	0.75	0.72	4.2
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.208	0.204	2.0	0.208	0.202	3.0
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.229	0.225	1.8	0.229	0.222	3.2
Book Value per Common and Preferred Share	15.21	14.56	4.5	15.21	13.42	13.3
Last Trading Day Price – Common Shares	27.32	25.29	8.0	27.32	27.88	(2.0)
Last Trading Day Price – Preferred Shares	31.89	30.75	3.7	31.89	33.35	(4.4)
Market Value (R$ million) (2)	113,021	106,971	5.7	113,021	117,027	(3.4)
Market Value (R$ million) - Most Traded Share (3)	121,751	117,399	3.7	121,751	127,474	(4.5)

(1) Adjusted for corporate events in the periods;

(2) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; and

(3) Number of shares (excluding treasury shares) x closing price for preferred shares on the last trading day of the period.

In the first quarter of 2012, preferred and common shares appreciated by 3.7% and 8.0%, respectively, in comparison with the fourth quarter of 2011, while the Ibovespa index posted appreciation of 13.7% in the period.

Bradesco’s preferred and common shares posted depreciation of 4.4% and 2.0% in the first quarter of 2012, respectively, when compared to the same period a year earlier, while the Ibovespa index dropped 5.9% in the same period.

.

Bradesco	89

Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares): considers the closing price for common and preferred shares, multiplied by the respective number of shares (excluding treasury shares).

Market Capitalization (Preferred Shares): considers the closing price for preferred shares (most traded share), multiplied by the respective number of shares (excluding treasury shares).

Market Capitalization (Common and Preferred Shares) / Shareholders’ Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income. Formula used: the amount received by shareholders as dividends and/or interest on shareholders' equity in the last 12 months divided by the closing price for preferred shares on the last trading day in the period.

90	Report on Economic and Financial Analysis March 2012

Return to Shareholders

Weight on Main Stock Indexes

Bradesco shares comprise of Brazil’s main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock	Index (IGC) and the Financial Index (IFNC), which comprises banks, insurance and financial companies.

Mar12%
Ibovespa	3.1
IBrX - 50	6.9
IBrX - 100	7.0
IFNC	19.3
ISE	4.5
IGC	5.8
ITAG	11.2
ICO2	10.2

Dividends/Interest on Shareholders’ Equity

In the first quarter of 2012, a total of R$952 million was allocated to shareholders as Dividends and Interest on Shareholders’ Equity. In the last 12 months, total Dividends and Interest on Shareholders’ Equity allocated to shareholders corresponded to 35.7% of book net income accumulated in the period, considering withholding income tax of 31.5% thereof.

Bradesco	91

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Additonal Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Mar12	Dec11	Mar11	Dec10
Banks – Source: Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.5	17.4	18.4
Savings Deposits	N/A	14.2	14.2	14.3
Time Deposits	N/A	13.2	14.0	13.0
Loan Operations (1)	12.0 (3)	12.1	12.6	12.4
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	16.2 (3)	16.4	17.2	17.7
Payroll-Deductible Loans (1)	11.0 (3)	11.2	11.3	10.9
Bradesco Collection (Balance)	N/A	25.5	26.8	26.7
Number of Branches	22.0	22.2	18.7	18.7
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	22.1	23.0	21.9
Brazilian Unified Tax Collection System Document (DAS)	N/A	17.4	17.2	17.3
Banks – Source : Social Security National Institute (INSS)/Datapre
Social Pension Plan Voucher (GPS)	N/A	14.8	14.6	14.8
Benefit Payment to Retirees and Pensioners	23.9	23.8	22.4	22.8
Banks – Source: Anbima
Investment Funds + Portfolios	17.6	17.0	16.5	17.0
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	25.0 (2)	25.6	23.2	24.7
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.9 (2)	25.7	23.0	24.9
Life Insurance and Personal Accident Premiums	16.8 (2)	17.6	16.0	17.3
Auto/Basic Lines (RE) Insurance Premiums	9.5 (2)	10.1	9.7	10.6
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	12.8 (2)	13.6	12.8	14.1
Health Insurance Premiums	49.5 (2)	47.9	51.7	49.5
Income from Pension Plan Contributions (excluding VGBL)	30.8 (2)	29.6	27.0	27.2
Savings Bond Income	21.4 (2)	21.6	21.2	21.1
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	30.1 (2)	29.6	30.2	30.6
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	33.0 (2)	34.0	28.5	32.2
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	27.2 (2)	26.9	21.6	23.3
Pension Plan Investment Portfolios (including VGBL)	33.5 (2)	33.5	34.4	34.8
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.8 (3)	18.5	19.0	19.0
Consortia – Source: Bacen
Real Estate	29.3 (3)	29.2	27.9	29.4
Auto	25.0 (3)	25.5	24.5	25.4
Trucks, Tractors and Agricultural Implements	17.7 (3)	17.9	17.9	17.1
International Area – Source: Bacen
Export Market	19.8	20.4	23.2	24.7
Import Market	18.3	17.6	19.1	19.5

(1) Bacen data for December 2011 and February 2012 are preliminary;
(2) Reference date: January 2012; and
(3) Reference Date: February 2012.
N/A– Not Available.

94	Report on Economic and Financial Analysis March 2012

Additonal Information

Market Share of Products and Services

Bradesco provides its customers with all the ease, speed and modernity available in consulting and conducting financial transactions and acquiring products and services through technological Digital Channels (Internet banking, Bradesco Celular, ATMs and Fone Fácil Bradesco).

In addition to telephone services, via Fone Fácil, social networks have become an important point of contact between customers and Digital Channels, where presence and efficient service are fundamental in relations with the public. Bradesco Dia & Noite counts with trained professionals that work 24/7 with the public, mainly through Twitter and Facebook.

Reaffirming its commitment to social responsibility, disabled people and those with reduced mobility can rely on a number of tools using Bradesco Dia & Noite’s Digital Channels, including:

•         Accessibility to the ATM Network for the visually-impaired and wheelchair users;

•         Internet Banking utility for the visually impaired;

•         Visual Mouse for those with motor disabilities;

•         Personalized assistance for the hearing impaired, through digital language in Fone Fácil; and

•         Bradesco Celular  for the visually impaired.

Branch Network

Region	Mar12		Market Share	Mar11		Market Share
	Bradesco	Market		Bradesco	Market
North	279	982	28.4%	180	827	21.8%
Northeast	837	3,222	26.0%	549	2,809	19.5%
Mid west	346	1,597	21.7%	303	1,493	20.3%
Southeast	2,399	11,187	21.4%	2,059	10,655	19.3%
South	775	4,058	19.1%	560	3,757	14.9%
Total	4,636	21,046	22.0%	3,651	19,541	18.7%

Compulsory Deposits/Liabilities

%	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10
Demand Deposits
Rate (2) (6)	43	43	43	43	43	43	43	42
Additional (3)	12	12	12	12	12	12	8	8
Liabilities (1)	28	28	28	29	29	29	29	30
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	15	15	15	14	14	14	18	18
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	15	15
Additional (3)	12	12	12	12	12	12	8	8
Free	68	68	68	68	68	68	77	77

(1) Liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.;
(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance on April 9, 2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force; and
(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

Bradesco	95

Additonal Information

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco has invested heavily in innovative products and services, which have enabled for new service strategies based on three pillars: usability, convergence and convenience. Information Technology is the main channel that has made it possible to increase ease, comfort and safety for customer in all initiatives and at all service points and electronic channels.

Technological innovations launched in the quarter include Pague Bradesco, a service that allows customers to program the payment of bills using Bradesco Celular  text messages. The Bank sends a text message to the cell phone containing information on the bill to be paid, and the customer responds authorizing or not the payment, using a code received in the text message.

The Bank also launched Net Empresa Celular, which allows corporate customers to use their cell phones to consult balances and authorize pending transactions.

Bradesco was a pioneer in Brazil and in the world, providing its account holders with F. Banking, an innovative application that allows customers to access their bank accounts via Facebook. This initiative allows users to optimize their time, allowing customers to monitor their balances, investments and credit limits while using the social network.

This is a completely safe channel for access, in which all consults through the application take place within Bradesco’s environment. No information is stored on Facebook, making data available only to duly identified customers, as the system used to access the account is the same as the Internet Banking System.

We have an up-to-date technological environment, duly controlled and prepared to meet the demands of the growing volume of our customers’ business transactions. Bradesco’s processing capacity is 311,000 million transactions per second (MIPs), while daily volume stands at 250.2 million transactions. Data storage capacity stands at 46,472 terabytes, allowing the Bank to offer more services and information to its customers.

As a prerequisite for its continuous expansion in the first quarter of 2012, Bradesco invested R$982 million in Infrastructure, IT and Telecommunications.

The total amount invested in recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	1Q12	2011	2010	2009	2008
Infrastructure	176	1,087	716	630	667
Information Technology and Telecommunication	806	3,241	3,204	2,827	2,003
Total	982	4,328	3,920	3,457	2,670

96	Report on Economic and Financial Analysis March 2012

Additonal Information

Risk Management

Risk management is a highly strategic activity due to the increasing complexity of products and services offered and the globalization of the Organization’s business. Therefore, Bradesco is constantly enhancing its process.

The Organization’s decisions are based on factors that combine return on previously identified, measured and assessed risks, providing the conditions required to meet strategic goals while working to strengthen the Organization.

The Organization exercises the corporate control of risks in an integrated and independent manner, unifying policies, processes, criteria and methodology for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradesco.com.br/ri.

Capital Adequacy Ratio

In March 2012, Bradesco's Reference Shareholders' Equity amounted to R$75,705 million, versus a Required Reference Shareholders' Equity of R$55,653 million, resulting in an R$20,052 million capital margin. This figure was mostly impacted by the credit risk portion (PEPR), representing 87.5% of the risk-weighted assets.

The Capital Adequacy Ratio dropped 0.1 p.p., from 15.1% in December 2011 to 15.0% in March 2012, mainly due to: (i) the effects of Bacen Circular Letters 3,498/10 and 3,568/11, which led to a greater need to allocate capital for market risk, as of January 2012; and mainly offset: (ii) by the issue of subordinated notes totaling US$1,100 million, in March 2012, as Tier II capital.

In April 2012, the Brazilian Central Bank also granted eligibility of more than R$2,754 million in Subordinated Financial Bills to be included under Tier II Capital. Should we consider this amount and use the same parameter as that in March 2012, the Capital Adequacy Rate would stand at 15.5%.

Calculation Basis	R$ million
	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10
Reference Shareholders' Equity	75,705	71,476	68,806	62,524	59,923	56,147	55,920	52,906
Tier I	60,580	58,714	56,877	55,110	53,240	49,897	48,081	46,284
Shareholders' Equity	58,059	55,582	53,742	52,843	51,297	48,043	46,114	44,295
Mark-to-Market Adjustments	2,126	2,765	2,781	1,947	1,660	1,678	1,590	1,752
Additional Provision	-	-	-	-	-	-	-	-
Reduction of Deferred Assets	(235)	(248)	(260)	(279)	(291)	(296)	(306)	(441)
Non-controlling Interest/Other	630	615	613	599	574	472	683	678
Tier II	15,231	12,865	12,063	7,544	6,809	6,373	8,079	6,856
Mark-to-Market Adjustments	(2,126)	(2,765)	(2,781)	(1,947)	(1,660)	(1,678)	(1,590)	(1,752)
Subordinated Debt	17,357	15,630	14,844	9,491	8,469	8,051	9,669	8,608
Deduction of Funding Instruments	(107)	(103)	(134)	(130)	(126)	(123)	(240)	(234)
Risk-weighted Assets	505,934	474,173	467,206	426,007	398,443	380,844	356,103	332,430
Required Reference Shareholders' Equity	55,653	52,159	51,393	46,861	43,829	41,892	39,171	36,567
Credit Risk	48,718	47,422	47,183	43,324	40,775	38,938	36,426	34,754
Operating Risk	3,313	2,810	2,810	2,690	2,690	2,574	2,574	1,678
Market Risk	3,622	1,927	1,400	847	364	380	171	135
Margin (Excess/ Reference Shareholders' Equity Insufficiency)	20,052	19,317	17,413	15,663	16,094	14,255	16,749	16,339
Leverage Margin	182,293	175,609	158,303	142,393	146,309	129,591	152,264	148,536
Capital Adequacy Ratio	15.0%	15.1%	14.7%	14.7%	15.0%	14.7%	15.7%	15.9%

Bradesco	97

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Independent Auditors’ Report

Limited assurance report from independent auditors on the supplementary financial information

To the Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged to apply limited assurance procedures for the supplementary financial information include the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") as of and for the three month periods ended March 31, 2012, prepared under Bradesco’s Management responsibility. Our responsibility is to issue a Limited Assurance Report on such supplementary financial information based on our review.

Scope, procedures applied and limitations

The limited assurance procedures were performed in accordance with standard NBC TO 3000 – Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC – Conselho Federal de Contabilidade) and the ISAE 3000 - International Standard on Assurance Engagements issued by the International Auditing and Assurance Standards Board - IASB, both for assurance engagements other than audits or reviews of historical financial information.

The limited assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal controls systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary financial information, and (c) the comparison of the financial and accounting indicators with the interim financial information disclosed at this date and.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards, as well as these procedures and the obtained evidence are more limited than for reasonable assurance procedures. Additionally, our report does not offer limited assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary financial information

The supplementary financial information presented in the Economic and Financial Analysis Report as of and for the three month periods ended March 31, 2012 was prepared by management of Bradesco, based on the consolidated financial information contained in the interim financial information and the criteria described in the Economic and Financial Analysis Report, in order to provide additional analysis, but without being part of the interim financial information disclosed on that date.

   100   Report on Economic and Financial Analysis – March 2012

Independent Auditors’ Report

Limited assurance report from independent auditors on the supplementary financial information

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the supplementary financial information included in the Economic and Financial Analysis Report as of and for the three month periods ended March 31, 2012 is inconsistent, in all material respects, with regard to interim consolidated information referred to in the paragraph of criteria for the preparation of supplementary financial information.

Osasco, April 20, 2012

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP 014428/O-6

Cláudio Rogélio Sertório

Contador CRC 1SP 212059/O-0

Bradesco      101

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the period ended March 31, 2012, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The measures recently adopted by the European Central Bank have dramatically and effectively reduced the risks presented at the end of last year. Consequently, the global slowdown this year should be less intense than originally expected. This improvement in international perceptions should intensify the effects of the economic stimuli adopted in the last few months in Brazil. Expected GDP growth in the coming quarters should be fueled by household consumption and investments, replacing the country on a sustainable growth path.

The Bradesco Organization’s quarterly highlights are listed below:

•       on March 5, the subsidiary Bradesco Securities Hong Kong Limited began operations in Hong Kong, China, with the aim of prospecting opportunities and distributing fixed-income and equity products. Thus, Bradesco is expanding its international distribution channels and strengthening contacts with global investors, as well as allowing access to a new base of institutional investors;

•       on March 7 the Bank announced a 10% increase in monthly dividends per share paid to shareholders as of May 2012, in compliance with the Monthly Remuneration System, from R$0.014541175 to R$0.015995293 for common shares, and from R$0.015995293 to R$0.017594822 for preferred; and

•       on March 13, startup of ADR operations (American Depositary Receipts, backed by common shares) on the New York Stock Exchange. The Program is designed to meet demand from institutional investors and foreign investment funds. In addition, Bradesco’s common and preferred shares are now traded in the United States.

Net Income totaled R$2.793 billion in the first quarter of 2012, corresponding to earnings per share of R$0.73 and a return on average Shareholders’ Equity(*) of 20.99%. The return on average Total Assets stood at 1.45%, versus 1.66% in the same period last year.

Between January and March 2012, R$952.280 million were allocated to shareholders in the form of Interest on Shareholders’ Equity and Dividends, of which R$174.860 million were paid monthly and R$777.420 million were provisioned.

Taxes and contributions, including social security contributions, paid or provisioned, totaled R$5.689 billion, of which R$1.884 billion corresponded to taxes withheld and collected from third parties and R$3.805 billion to taxes levied on the activities of the Bradesco Organization, equivalent to 136.23% of Net Income.

At the end of the quarter, paid-in Capital Stock totaled R$30.100 billion. Together with Equity Reserves of R$27.959 billion, Shareholders’ Equity came to R$58.059 billion, 13.18% up on the same period last year and equivalent to a book value of R$15.21 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$113.021 billion on March 31, equivalent to 1.95 times booked Shareholders’ Equity.

Managed Shareholders’ Equity was equivalent to 7.43% of Consolidated Assets, which totaled R$789.550 billion, 16.90% more than in March 2011. Thus the Capital Adequacy Ratio came to 14.86% in the consolidated financial result and 14.96% in the consolidated economic and financial result, considerably higher than the 11% minimum established by National Monetary Council Resolution 2,099/94, in compliance with the Basel Committee. At the end of the quarter, the fixed asset ratio in relation to Consolidated Reference Assets, was 47.72% in the consolidated financial result and 19.94% in the consolidated economic and financial result, therefore well within the 50% limit.

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In accordance with Article 8 of Brazilian Central Bank Circular Letter 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

In March 31, total funding and assets under management totaled R$1.087 trillion, 18.31% higher than in the same period in 2011, broken down as follows:

•      R$427.807 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts, up by 11.75%;

•      R$372.266 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, a 22.73% improvement;

•      R$162.580 billion in the exchange portfolio, borrowings and onlendings, working capital, payment and collection of taxes and related charges, funds from security and subordinated debt issues in Brazil and other funding operations, a  23.18% increase;

•      R$106.953 billion in technical provisions for insurance, supplementary pension plans and capitalization bonds, a 18.86% expansion; and

•      R$17.664 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, corresponding to US$9.694 billion.

At the end of the quarter, consolidated loan operations stood at R$350.831 billion, 14.61% higher than March 2011, broken down as follows:

•      R$6.671 billion in advances on exchange contracts, giving a total export financing portfolio of US$14.962 billion;

•      US$3.057 billion in import financing in foreign currency;

•      R$10.514 billion in leasing operations;

•      R$15.609 billion in rural lending;

•      R$83.045 billion in consumer financing, including R$10.886 billion in credit card receivables;

•      R$50.932 billion in sureties and guarantees; and

•      R$31.082 billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), as one of its main onlending agents.

In Real Estate Financing, the Organization allocated R$3.804 billion in the quarter for the construction and acquisition of private homes, corresponding to 22,845 properties.

Bradesco BBI, the Organization’s Investment Bank, advises customers on share issues, mergers and acquisitions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. In the quarter, Bradesco BBI carried out operations worth over R$27.634 billion.

On March 31, 2012, Grupo Bradesco Seguros, one of the leaders  in the  Insurance, Capitalization Bond and Pension Plan segments, recorded Net Income of R$904.735 million and Shareholders’ Equity of R$17.620 billion. Net written insurance premiums, pension contributions and capitalization bond revenue totaled R$9.418 billion, 20.05% up on the same period in 2011.

The Organization’s customer service network is present nationwide and in several locations abroad, with a modern and well-equipped structure in order to offer high-quality and efficient products, services and solutions to customers. On March 31, 2012, it comprised 51,161 service points, with 35,007 terminals in the Bradesco Dia & Noite (Day & Night) Network, of which 34,509 also operating on weekends and holidays; 12,323 terminals in the Banco24Horas  (24-Hour Bank) network, through which customers can make withdrawals, transfers and payments, obtain statements, check balances and solicit loans. In the payroll-deductible loan segment, the network had 1,005 Bradesco Promotora correspondent bank branches, and in the vehicle segment, 13,878 Bradesco Financiamento points of sale:

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7,612    Branches, PABs (Banking Service Branches) and PAAs (Advanced Service Branches) in Brazil (Branches: Bradesco 4,612, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; PABs: 1,368; and PAAs: 1,608);

3          Overseas Branches, 1 in New York, and 2 in Grand Cayman;

10        Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Europa S.A. in Luxembourg, Bradesco North America LLC and Bradesco Securities Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong, Bradesco Services Co. Ltd. in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman, and Ibi Services, Sociedad de Responsabilidad Limitada in Mexico);

38,065  Bradesco Expresso service points;

1,497    PAEs – electronic service branches in companies; and

3,974    External terminals in the Bradesco Dia & Noite (Day & Night) ATM network and 10,583 terminals in the Banco24Horas  (24-Hour Bank) ATMs, and 2,050 terminals shared by Bradesco network.

In accordance with CVM Rule 381/03, in the first quarter, the Bradesco Organization did not contract nor was provided services by KPMG Auditores Independentes that were not related to the external audit. The Organization’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their clients’ interests.

The Bradesco Human Resources Management Policy discloses its strategy prioritizing the training and development of employees through heavy investments in training programs, aimed at fostering professional development, as well as improving service quality and efficiency. In the first quarter of 2012, 946 courses were administered to 531,256 employees. Benefits aimed at promoting the quality of life, well-being and security of its staff and their dependents involved 205,421 employees at the end of the period.

Fundação Bradesco, the Organization’s pioneering social investment vehicle, has developed an extensive social and educational program in 40 schools located in all Brazilian states and the Federal District, with a special emphasis on socially and economically underprivileged regions. This year, the budget of R$385.473 million will provide free, high-quality education to: a) 111,170 students enrolled in the following levels: basic education (kindergarten to high school), vocational training - high-school, youth and adult education, and preliminary and continuing vocational training, which focuses on creating jobs and income; b) around 300 thousand students who will conclude at least one of the various distance-learning courses (EaD) available on the e-learning portal; and c) 83 thousand beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação  Program and technology courses (Educar e Aprender). The more than 50 thousand basic education students receive meals, medical and dental assistance, school supplies and uniforms free of charge.

The Organization maintains the Bradesco Sports and Education Program, in Osasco (SP), which has 21 Training and Specialist Centers for teaching women’s volleyball and basketball, in its Sports Development Center, Fundação Bradesco schools, sports centers, public schools and private schools. Currently around 2 thousand girls, aged between 8 and 18 are taking part in the program, reinforcing Bradesco’s social commitment and the valuing of talent and the full exercise of citizenship, through educational, sporting and health initiatives.

In the first quarter, Bradesco received several important recognitions, as follows:

•       One of the ten most valuable brands of the global financial segment, according to survey carried out by Brand Finance consulting

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Management Report

•       services in partnership with the British magazine The Banker, of the Financial Times group. Among the Latin America Banks, Bradesco was ranked first;

•       In surveys by Gestão & RH magazines, in partnership with Catho Online, Bradesco was listed in the 100 Best Companies in the 2012 Organizational Human Development Index (IDHO) and among the 50 Best in Citizenship;

•       Bradesco BBI headed the 2011 fixed income rankings, according to the Brazilian Association of Financial Market and Capital Entities (Anbima) and was elected Brazil’s best investment bank by Global Finance magazine, a publication specializing in international finance.

The results achieved reflect Bradesco’s efforts and commitment to always offering the best. We would therefore like to thank our shareholders and customers for their support and trust and our employees and other partners for their dedicated work. Without them, we could not have achieved what we did.

Cidade de Deus, April 20, 2012

Board of Directors and

Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

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Consolidated Statement of Financial Position – R$ thousand

Assets	2012	2011
	March	December	March
Current assets	553,655,600	562,506,507	499,118,778
Cash and due from banks (Note 6)	25,068,657	22,573,846	6,785,081
Interbank investments (Notes 3d and 7)	82,612,073	80,409,064	98,516,216
Investments in federal funds purchased and securities sold under agreements to repurchase	74,469,240	71,526,347	92,471,087
Interbank deposits	8,143,328	8,883,970	6,050,876
Allowance for loan losses	(495)	(1,253)	(5,747)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	218,767,488	224,554,220	174,158,785
Own portfolio	151,034,030	131,896,960	116,931,942
Subject to repurchase agreements	59,833,355	73,902,952	52,195,585
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,083,061	755,178	3,155,559
Subject to the Brazilian Central Bank	1,002,782	8,500,046	-
Underlying guarantee provided	3,151,456	2,101,308	1,817,919
Securities subject to unrestricted repurchase agreements	1,662,804	7,397,776	57,780
Interbank accounts	60,381,672	71,300,080	66,150,022
Unsettled payments and receipts	951,274	33,170	435,934
Restricted credits (Note 9):
- Compulsory deposits - Brazilian Central Bank	59,378,951	71,210,757	65,677,216
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	4,183	3,238	4,326
Correspondent banks	46,686	52,337	31,968
Interdepartmental accounts	657,894	1,076,713	634,441
Internal transfer of funds	657,894	1,076,713	634,441
Loan operations (Notes 3g, 10 and 32b)	113,165,127	112,208,345	101,997,037
Loan operations:
- Public sector	366,853	642,055	676,917
- Private sector	125,191,712	123,256,396	110,955,075
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(12,393,438)	(11,690,106)	(9,634,955)
Leasing operations (Notes 2, 3g, 10 and 32b)	5,152,273	5,470,640	6,664,022
Leasing receivables:
- Public sector	2,799	4,571	8,779
- Private sector	9,935,988	10,582,854	12,573,437
Unearned income from leasing	(4,232,441)	(4,463,540)	(5,224,481)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(554,073)	(653,245)	(693,713)
Other receivables	45,633,903	42,876,830	42,819,434
Receivables on sureties and guarantees honored (Note 10a-3)	12,717	10,241	2,853
Foreign exchange portfolio (Note 11a)	12,606,365	9,893,051	16,208,394
Receivables	678,862	671,821	582,535
Securities trading	2,302,357	2,213,190	464,014
Specific loans	2,521	2,193	1,988
Insurance premiums receivable	2,490,520	2,322,922	2,178,518
Sundry (Note 11b)	28,211,077	28,471,268	23,994,071
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(670,516)	(707,856)	(612,939)
Other assets (Note 12)	2,216,513	2,036,769	1,393,740
Other assets	1,069,481	1,044,399	658,533
Provision for losses	(526,964)	(522,405)	(230,062)
Prepaid expenses (Notes 3i and 12b)	1,673,996	1,514,775	965,269
Long-term receivables	220,239,481	183,583,922	164,480,176
Interbank investments (Notes 3d and 7)	2,078,310	1,894,062	1,643,153
Interbank investments	2,078,310	1,894,062	1,643,153

The accompanying Notes are an integral part of these Consolidated Financial Statements.

__106                Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – R$ thousand

Assets	2012	2011
	March	December	March
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	76,191,967	41,169,373	43,322,816
Own portfolio	44,002,632	34,406,424	22,050,815
Subject to repurchase agreements	31,447,348	6,053,058	20,787,807
Derivative financial instruments (Notes 3f, 8e II and 32b)	182,324	163,659	100,609
Privatization currencies	79,040	81,328	85,456
Underlying guarantees provided	323,526	464,904	298,129
Securities subject to unrestricted repurchase agreements	157,097	-	-
Interbank accounts	535,932	528,685	507,003
Restricted credits (Note 9):
- SFH	535,932	528,685	507,003
Loan operations (Notes 3g, 10 and 32b)	108,044,297	107,156,705	90,625,045
Loan operations:
- Public sector	387,833	399,481	319,920
- Private sector	113,740,780	112,869,947	95,442,924
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,084,316)	(6,112,723)	(5,137,799)
Leasing operations (Notes 2, 3g, 10 and 32b)	4,395,335	5,053,182	6,992,384
Leasing receivables:
- Public sector	-	-	2,442
- Private sector	9,529,358	10,584,266	14,174,313
Unearned income from leasing	(4,721,642)	(5,157,314)	(6,526,413)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(412,381)	(373,770)	(657,958)
Other receivables	27,850,647	26,923,447	20,956,251
Receivables	24,912	36,476	7,050
Securities trading	381,520	218,459	309,779
Sundry (Note 11b)	27,446,930	26,671,260	20,642,116
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(2,715)	(2,748)	(2,694)
Other assets (Note 12)	1,142,993	858,468	433,524
Other assets	417	565	565
Prepaid expenses (Notes 3i and 12b)	1,142,576	857,903	432,959
Permanent assets	15,654,443	15,442,123	11,787,658
Investments (Notes 3j, 13 and 32b)	2,076,240	2,051,717	1,674,688
Interest in unconsolidated companies - In Brazil	1,404,157	1,377,255	1,151,300
Other investments	935,070	937,472	786,514
Allowance for losses	(262,987)	(263,010)	(263,126)
Premises and equipment (Notes 3k and 14)	4,551,473	4,412,633	3,662,771
Premises	1,248,935	1,204,813	1,113,543
Other assets	8,887,808	8,721,606	7,834,226
Accumulated depreciation	(5,585,270)	(5,513,786)	(5,284,998)
Leased assets (Note 14)	55	210	2,999
Leased assets	6,218	8,578	13,231
Accumulated depreciation	(6,163)	(8,368)	(10,232)
Intangible assets (Notes 3l and 15)	9,026,675	8,977,563	6,447,200
Intangible assets	15,020,711	14,656,406	11,173,081
Accumulated amortization	(5,994,036)	(5,678,843)	(4,725,881)
Total	789,549,524	761,532,552	675,386,612

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position – R$ thousand

Liabilities	2012	2011
	March	December	March
Current liabilities	494,029,926	467,011,126	413,616,722
Deposits (Notes 3n and 16a)	131,568,893	132,108,336	127,800,565
Demand deposits	31,954,632	33,120,757	31,777,641
Savings deposits	59,924,012	59,656,319	54,624,988
Interbank deposits	482,386	506,045	227,200
Time deposits (Notes 16a and 32b)	39,207,863	38,825,215	40,057,687
Other deposits	-	-	1,113,049
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	181,624,768	160,814,898	142,564,054
Own portfolio	113,312,597	92,262,194	84,365,553
Third-party portfolio	61,894,820	57,751,033	50,793,391
Unrestricted portfolio	6,417,351	10,801,671	7,405,110
Funds from issuance of securities (Notes 16c and 32b)	19,429,843	14,508,443	5,314,142
Mortgage and real estate notes, letters of credit and others	18,589,426	13,877,269	4,266,550
Debentures (Note 16c-1)	-	-	763,323
Securities issued abroad	840,417	631,174	284,269
Interbank accounts	771,696	681,787	225,823
Correspondent banks	771,696	681,787	225,823
Interdepartmental accounts	2,458,454	3,932,282	2,421,312
Third-party funds in transit	2,458,454	3,932,282	2,421,312
Borrowing (Notes 17a and 32b)	10,292,348	15,760,057	8,815,700
Borrowing abroad	10,292,348	15,760,057	8,815,700
Onlending in Brazil - official institutions (Notes 17b and 32b)	11,240,822	11,218,989	9,746,539
National treasury	39,279	56,455	35,016
Brazilian Development Bank (BNDES)	4,379,583	4,430,487	3,729,634
Caixa Econômica Federal – Federal savings bank (CEF)	18,582	18,079	20,456
Fund for financing the acquisition of industrial machinery and equipment (Finame)	6,802,127	6,712,720	5,961,433
Other institutions	1,251	1,248	-
Onlending abroad (Notes 17b and 32b)	97,006	83,998	13,551
Onlending abroad	97,006	83,998	13,551
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,427,689	451,433	2,189,042
Derivative financial instruments	2,427,689	451,433	2,189,042
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	85,215,151	82,059,465	69,289,919
Other liabilities	48,903,256	45,391,438	45,236,075
Collection of taxes and other contributions	5,539,185	337,691	4,145,036
Foreign exchange portfolio (Note 11a)	5,953,095	3,123,287	11,059,748
Social and statutory	940,268	2,352,511	933,728
Tax and social security (Note 20a)	4,504,313	4,775,106	3,702,277
Securities trading	2,684,708	2,551,279	1,005,756
Financial and development funds	1,227	1,521	208
Subordinated debts (Notes 19 and 32b)	5,984,383	7,509,427	4,889,404
Sundry (Note 20b)	23,296,077	24,740,616	19,499,918
Long-term liabilities	236,184,169	237,653,174	209,451,827
Deposits (Notes 3n and 16a)	82,307,656	85,315,891	76,021,874
Interbank deposits	30,665	13,742	25,049
Time deposits (Notes 16a and 32b)	82,276,991	85,302,149	75,996,825
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	32,305,271	36,633,328	36,424,727
Own portfolio	32,305,271	36,633,328	36,409,145
Unrestricted portfolio	-	-	15,582

The accompanying Notes are an integral part of these Consolidated Financial Statements.

__108                Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Financial Position – R$ thousand

Liabilities	2012	2011
	March	December	March
Funds from issuance of securities (Notes 16c and 32b)	29,052,505	27,013,719	16,386,857
Mortgage and real estate notes, letters of credit and others	20,411,717	19,235,015	11,561,631
Funds from debentures (Note 16c-1)	-	-	224
Securities issued abroad	8,640,788	7,778,704	4,825,002
Borrowing (Notes 17a and 32b)	1,060,699	1,497,384	876,005
Borrowing abroad	1,060,699	1,497,384	876,005
Onlending in Brazil - official institutions (Notes 17b and 32b)	24,421,368	24,686,508	22,048,843
BNDES	8,513,856	8,627,613	8,247,719
CEF	47,675	50,952	66,421
Finame	15,859,230	16,007,340	13,734,079
Other institutions	607	603	624
Derivative financial instruments (Notes 3f, 8e II and 32b)	275,090	283,138	168,655
Derivative financial instruments	275,090	283,138	168,655
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	21,737,981	21,593,528	20,689,616
Other liabilities	45,023,599	40,629,678	36,835,250
Tax and social security (Note 20a)	15,846,927	16,146,584	13,559,399
Subordinated debts (Notes 19 and 32b)	24,137,868	19,400,664	19,518,745
Sundry (Note 20b)	5,038,804	5,082,430	3,757,106
Deferred income	646,106	671,330	447,122
Deferred income	646,106	671,330	447,122
Non-controlling interest in subsidiaries (Note 22)	630,264	615,258	573,978
Shareholders' equity (Note 23)	58,059,059	55,581,664	51,296,963
Capital:
- Domiciled in Brazil	29,687,681	29,684,780	29,676,689
- Domiciled abroad	412,319	415,220	423,311
Capital reserves	11,441	11,441	11,441
Profit reserves	28,572,787	26,732,531	21,223,006
Asset valuation adjustments	(440,234)	(1,079,199)	25,607
Treasury shares (Notes 23d and 32b)	(184,935)	(183,109)	(63,091)
Shareholders’ equity managed by the Parent Company	58,689,323	56,196,922	51,870,941
Total	789,549,524	761,532,552	675,386,612

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     109

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Income – R$ thousand

	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Revenues from financial intermediation	24,146,627	23,524,165	20,919,615
Loan operations (Note 10j)	12,171,218	12,135,148	10,501,736
Leasing operations (Note 10j)	362,312	398,671	446,003
Operations with securities (Note 8h)	7,529,676	6,604,519	5,345,137
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	3,151,543	2,847,640	2,725,934
Derivative financial instruments (Note 8h)	(611,325)	(200,290)	371,989
Foreign exchange operations (Note 11a)	269,915	158,766	129,411
Compulsory deposits (Note 9b)	1,254,521	1,560,135	1,376,232
Sale or transfer of financial assets	18,767	19,576	23,173

Financial intermediation expenses	15,671,016	15,669,252	13,323,658
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	9,720,643	10,074,058	9,100,827
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	2,197,321	2,045,254	1,703,001
Borrowing and onlending (Note 17c)	454,628	591,465	(15,360)
Leasing operations (Note 10j)	150	683	1,145
Allowance for loan losses (Notes 3g, 10g and 10h)	3,298,274	2,957,792	2,534,045

Gross income from financial intermediation	8,475,611	7,854,913	7,595,957

Other operating income (expenses)	(3,866,337)	(4,298,449)	(3,466,955)
Fee and commission income (Note 24)	3,995,289	3,962,747	3,419,386
- Other fee and commission income	3,088,372	3,035,350	2,669,093
- Revenues from banking fees	906,917	927,397	750,293
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	9,348,734	11,056,705	7,787,348
- Net premiums written	9,417,553	11,137,679	7,844,640
- Reinsurance premiums	(68,819)	(80,974)	(57,292)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(4,136,867)	(6,019,952)	(3,323,739)
Retained claims (Note 3o)	(3,080,226)	(2,851,328)	(2,705,338)
Capitalization bonds drawings and redemptions (Note 3o)	(708,690)	(724,626)	(549,274)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(545,884)	(527,389)	(424,131)
Personnel expenses (Note 25)	(2,878,257)	(3,139,541)	(2,435,946)
Other administrative expenses (Note 26)	(3,290,486)	(3,573,651)	(3,037,311)
Tax expenses (Note 27)	(1,122,377)	(1,061,117)	(895,158)
Equity in the earnings of unconsolidated companies (Note 13b)	40,167	53,085	34,188
Other operating income (Note 28)	885,756	908,450	685,956
Other operating expenses (Note 29)	(2,373,496)	(2,381,832)	(2,022,936)
Operating income	4,609,274	3,556,464	4,129,002
Non-operating income (Note 30)	(12,636)	123,583	(55,522)
Income before income taxes and social contribution and non-controlling interest	4,596,638	3,680,047	4,073,480
Income taxes and social contribution (Notes 34a and 34b)	(1,786,384)	(928,359)	(1,297,777)
Non-controlling interest in subsidiaries	(17,718)	(26,005)	(73,664)
Net income	2,792,536	2,725,683	2,702,039

The accompanying Notes are an integral part of these Consolidated Financial Statements.

__110                Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – R$ thousand

	Events	Paid-in capital		Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Capital stock	Unrealized capital	Share premium	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase with reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Share premium	-	-	11,441	-	-	-	-	-	-	-	11,441
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(53,042)	-	(53,042)
	Asset valuation adjustments	-	-	-	-	-	-	14,414	2,894	-	-	17,308
	Net income	-	-	-	-	-	-	-	-	-	2,702,039	2,702,039
Allocations:	- Reserves	-	-	-	-	135,102	1,643,304	-	-	-	(1,778,406)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(766,998)	(766,998)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(156,635)	(156,635)
	Balances on March 31, 2011	30,100,000	-	11,441	-	2,853,101	18,369,905	186,708	(161,101)	(63,091)	-	51,296,963

	Balances on September 30, 2011	30,100,000	-	11,441	-	3,133,128	21,775,797	(205,503)	(889,653)	(183,109)	-	53,742,101
	Asset valuation adjustments	-	-	-	-	-	-	(122,840)	138,797	-	-	15,957
	Net income	-	-	-	-	-	-	-	-	-	2,725,683	2,725,683
Allocations:	- Reserves	-	-	-	-	136,284	1,687,322	-	-	-	(1,823,606)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(575,924)	(575,924)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(326,153)	(326,153)
	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(1,826)	-	(1,826)
	Asset valuation adjustments	-	-	-	-	-	-	323,981	314,984	-	-	638,965
	Net income	-	-	-	-	-	-	-	-	-	2,792,536	2,792,536
Allocations:	- Reserves	-	-	-	-	139,627	1,700,629	-	-	-	(1,840,256)	-
	- Interest on shareholders’ equity provisioned	-	-	-	-	-	-	-	-	-	(777,420)	(777,420)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(174,860)	(174,860)
	Balances on March 31, 2012	30,100,000	-	11,441	-	3,409,039	25,163,748	(4,362)	(435,872)	(184,935)	-	58,059,059

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     111

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Value Added Statement - R$ thousand

Description	2012		2011
	1st Quarter	%	4th Quarter	%	1st Quarter	%
1) Income	24,476,555	278.7	24,364,934	302.4	21,419,989	283.1
1.1) Financial intermediation	24,146,627	275.0	23,524,165	291.9	20,919,615	276.5
1.2) Fee and commission	3,995,289	45.5	3,962,747	49.2	3,419,386	45.2
1.3) Allowance for loan losses	(3,298,274)	(37.6)	(2,957,792)	(36.7)	(2,534,045)	(33.5)
1.4) Other	(367,087)	(4.2)	(164,186)	(2.0)	(384,967)	(5.1)
2) Financial intermediation expenses	(12,372,742)	(140.9)	(12,711,460)	(157.7)	(10,789,613)	(142.6)
3) Inputs acquired from third-parties	(2,707,119)	(30.8)	(3,018,296)	(37.6)	(2,519,613)	(33.3)
Materials, water, electricity and gas	(157,351)	(1.8)	(156,361)	(1.9)	(139,578)	(1.8)
Outsourced services	(832,417)	(9.5)	(960,710)	(11.9)	(839,301)	(11.1)
Communication	(409,514)	(4.7)	(402,243)	(5.0)	(377,179)	(5.0)
Financial system services	(163,397)	(1.9)	(146,646)	(1.8)	(108,630)	(1.4)
Advertising and marketing	(152,510)	(1.7)	(330,480)	(4.1)	(202,385)	(2.7)
Transportation	(212,324)	(2.4)	(224,266)	(2.8)	(179,026)	(2.4)
Data processing	(262,204)	(3.0)	(242,797)	(3.0)	(225,357)	(3.0)
Maintenance and repairs	(145,616)	(1.7)	(157,768)	(2.0)	(122,760)	(1.6)
Security and surveillance	(100,240)	(1.1)	(93,902)	(1.2)	(76,080)	(1.0)
Travel	(32,926)	(0.4)	(48,133)	(0.6)	(35,221)	(0.5)
Other	(238,620)	(2.6)	(254,990)	(3.3)	(214,096)	(2.8)
4) Gross value added (1-2-3)	9,396,694	107.0	8,635,178	107.1	8,110,763	107.2
5) Depreciation and amortization	(654,696)	(7.5)	(628,284)	(7.8)	(580,244)	(7.7)
6) Net value added produced by the entity (4-5)	8,741,998	99.5	8,006,894	99.3	7,530,519	99.5
7) Value added received through transfer	40,167	0.5	53,085	0.7	34,188	0.5
Equity in the earnings (losses) of unconsolidated companies	40,167	0.5	53,085	0.7	34,188	0.5
8) Value added to distribute (6+7)	8,782,165	100.0	8,059,979	100.0	7,564,707	100.0
9) Value added distributed	8,782,165	100.0	8,059,979	100.0	7,564,707	100.0
9.1) Personnel	2,490,642	28.3	2,722,860	33.9	2,108,212	27.9
Salaries	1,353,564	15.4	1,438,089	17.8	1,150,536	15.2
Benefits	585,851	6.7	692,434	8.6	495,444	6.5
Government Severance Indemnity Fund for Employees (FGTS)	121,295	1.4	119,710	1.5	106,268	1.4
Other	429,932	4.8	472,627	6.0	355,964	4.8
9.2) Taxes, fees and contributions	3,296,376	37.5	2,406,157	29.9	2,520,669	33.3
Federal	3,156,858	35.9	2,286,653	28.4	2,404,589	31.8
State	1,645	-	983	-	1,115	-
Municipal	137,873	1.6	118,521	1.5	114,965	1.5
9.3) Value distributed to providers of capital	184,893	2.1	179,274	2.2	160,123	2.1
Rentals	182,515	2.1	176,429	2.2	157,090	2.1
Asset leasing	2,378	-	2,845	-	3,033	-
9.4) Value distributed to shareholders	2,810,254	32.1	2,751,688	34.0	2,775,703	36.7
Interest on shareholders’ equity	777,420	8.9	575,924	7.1	766,998	10.1
Dividends	174,860	2.0	326,153	4.0	156,635	2.1
Retained earnings	1,840,256	21.0	1,823,606	22.6	1,778,406	23.5
Non-controlling interest in retained earnings	17,718	0.2	26,005	0.3	73,664	1.0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

__112           Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows - R$ thousand

	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Cash flow from operating activities:
Net Income before income tax and social contribution	4,596,638	3,680,047	4,073,480
Adjustments to Net Income before income tax and social contribution	7,212,042	6,792,014	5,774,461
Allowance for loan losses	3,298,274	2,957,792	2,534,045
Depreciation and amortization	654,696	628,284	580,244
Losses from/provisions for asset impairment	-	5,475	4,590
Expenses with civil, labor and tax provisions	1,051,791	1,379,037	850,196
(Reversal)/expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	2,197,321	2,045,254	1,703,001
Equity in the earnings (losses) of unconsolidated companies	(40,167)	(53,085)	(34,188)
(Gain)/loss on sale of investments	(29,205)	(178,331)	-
(Gain)/loss on sale of fixed assets	4,646	6,549	966
(Gain)/loss on sale of foreclosed assets	50,355	58,155	61,373
Other	24,331	(57,116)	74,234
Adjusted net income before taxes	11,808,680	10,472,061	9,847,941
(Increase)/decrease in interbank investments	16,799,797	(2,149,041)	2,622,016
(Increase)/decrease in securities and derivative financial instruments	25,598,473	(37,491,870)	2,588,550
(Increase)/decrease in interbank and interdepartmental accounts	(1,885,745)	2,188,336	(1,627,451)
(Increase) in loan and leasing operations	(4,203,682)	(9,414,865)	(10,963,644)
(Increase)/decrease in insurance premiums receivable	(167,925)	24,928	(261,456)
Increase in technical reserves for insurance, pension plans and capitalization bonds	1,102,819	4,508,968	1,099,443
Increase/(decrease) in deferred income	(25,223)	49,058	86,767
(Increase)/decrease in other receivables and other assets	(3,253,062)	957,076	(5,475,538)
(Increase)/decrease in compulsory deposits in the Brazilian Central Bank	11,831,805	(1,502,811)	(480,197)
Increase/(decrease) in deposits	(3,547,677)	(7,239,733)	10,621,840
Increase in federal funds purchased and securities sold under agreements to repurchase	16,481,811	25,990,651	7,491,621
Increase in funds from issuance of securities	6,960,186	8,643,512	4,027,048
Increase/(decrease) in borrowing and onlending	(6,134,694)	4,189,461	3,304,413
Increase/(decrease) in other liabilities	4,697,674	(3,826,373)	8,132,303
Income tax and social contribution paid	(2,124,730)	(528,035)	(2,173,771)
Net cash provided by/(used in) operating activities	73,938,507	(5,128,677)	28,839,885
Cash flow from investing activities:
(Purchases)/proceeds from available-for-sale securities	(52,283,516)	16,022,811	(4,441,564)
(Purchases)/proceeds from held-to-maturity securities	47,590	(463,707)	(465,282)
Proceeds from sale of foreclosed assets	51,158	69,187	41,854
Sale of investments	33,096	185,450	1,565
Proceeds from the sale of premises and equipment and operating leased assets	167,983	7,255	8,398
Acquisition of foreclosed assets	(150,389)	(226,579)	(127,308)
Acquisition of investments	(1,409)	(250,565)	(119,734)
Acquisition of premises and equipment and operating leased assets	(546,919)	(872,518)	(186,158)
Acquisition of intangible assets	(427,942)	(2,865,539)	(403,339)
Dividends and interest on shareholders' equity received	9,600	10,496	13,350
Net cash provided by/(used in) investing activities	(53,100,748)	11,616,291	(5,678,218)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	3,212,160	729,631	(1,906,797)
Capital increase in cash and share premium	-	-	1,511,441
Dividends and interest on shareholders’ equity paid	(2,364,275)	(446,534)	(2,141,134)
Decrease/Increase in non-controlling interest	(2,712)	(24,187)	28,778
Acquisition of own shares	(1,826)	-	(53,042)
Net cash provided by/(used in) financing activities	843,347	258,910	(2,560,754)
Net increase/(decrease) in cash and cash equivalents	21,681,106	6,746,524	20,600,913
Cash and cash equivalents – at the beginning of the period	36,860,152	30,113,628	36,240,382
Cash and cash equivalents – at the end of the period	58,541,258	36,860,152	56,841,295
Net increase/(decrease) in cash and cash equivalents	21,681,106	6,746,524	20,600,913

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco      113

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Bradesco, subdivided as follows:

__114                   Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that offers multiple services by carrying out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the Bradesco Organization’s companies, working in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices determined by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS), and consider the financial statements of leasing companies based on the finance lease accounting method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

In the preparation of our consolidated financial statements, intercompany transactions, including investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity due to the non-controlling interest were accounted for in a separate line item. In the case of investments which are jointly controlled with other shareholders, asset, liability and income and loss components were proportionally consolidated in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled entities is included in investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement accounts together with changes in the value of derivative financial instruments and borrowing and onlending operations, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated losses from loan operations; estimates of the fair value of certain financial instruments; civil, tax and labor provisions; losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets; other provisions; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those established by these estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 20, 2012.

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Notes to the Consolidated Financial Statements

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership interest
		2012	2011
		March 31	December 31	March 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco BERJ S.A. (4)	Banking	96.23%	96.23%	-
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (1) (2)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (1)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area – Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Atlântica Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental health	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A. (5)	Real estate	100.00%	100.00%	-
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)   Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;

(2)   The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of customers domiciled abroad. The operation was concluded in June 2011 (Note 16d);

(3)   The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(4)   Company acquired at an auction held by the state of Rio de Janeiro in May 2011, consolidated as of November 2011, after approval by Bacen. The main consolidated balances are presented in Note 4a; and

(5)   Company incorporated in October 2011.

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Notes to the Consolidated Financial Statements

3)      SIGNIFICANT ACCOUNTING POLICIES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and therefore, assets, liabilities and income or loss are adjusted to comply with accounting practices adopted in Brazil and translated into reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are reallocated in the period’s income statement to items “Derivative Financial Instruments” and “Borrowing and Onlending Operations”.

b)   Determination of net income

Net income is determined on the accrual basis of accounting, which establishes that income and expenses should be included in the determination of net income in the period to which they relate, simultaneously when correlated, regardless of receipt or payment.

Transactions with fixed rates are recorded at their redemption value and income and expenses related to future periods are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are updated to the reporting date.

Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are recognized in income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred acquisition costs. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

Pension plan contributions and life insurance premiums with a survival clause are recognized in the income statement as they are received.

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Notes to the Consolidated Financial Statements

Income from capitalization bonds, which are interest paying bonds linked to the federal lottery is recorded when effectively received, except for pre-printed bonds of fixed amounts and lump-sum payments, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Acquisition Costs,” are recognized as they are incurred. Brokerage expenses are recorded when the respective capitalization bond contributions are effectively received. Expenses with redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

Expenses with technical reserves for pension plans and capitalization bonds are recorded when their corresponding revenues are recognized.

c)   Cash and cash equivalents

Cash and cash equivalents are represented by: cash in domestic and foreign currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, with maturity at inception of 90 days or less and present an insignificant risk of change in fair value, used by Bradesco to manage its short-term commitments.

The breakdown of cash and cash equivalents and investments recorded in cash and cash equivalents is presented in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are recorded at fair value. Other investments are recorded at acquisition cost, plus income earned up to the reporting date, net of loss accrual, when applicable.

The breakdown, terms and proceeds relating to interbank investments is presented in Note 7.

e)   Securities – Classification:

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at the acquisition cost, plus income earned and adjusted to market value in the income statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at their acquisition cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax effects, which will be recognized in profit or loss only when effectively realized; and

•       Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus earnings recognized in profit or loss for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

The classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

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Notes to the Consolidated Financial Statements

f)   Derivative financial instruments (assets and liabilities)

Classified based on Management’s intended use thereof on the date of entering into the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customers’ requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as a:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of tax effects, in a specific account in shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in the income statement.

The breakdown of amounts included in derivative financial instruments, in equity and memorandum accounts, is disclosed in Note 8 (e to h).

g)   Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for customer risk rating purposes as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)   For operations with unexpired term of over 36 months, the past-due periods are doubled, as allowed by CMN Resolution 2,682/99.

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Interest and adjustment for inflation on past-due operations are recognized only up to the 59th day they are past due. From the 60th day, they are recognized in deferred income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and that were recorded in memorandum accounts are rated as “H” level and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

Types, figures, terms, risk levels, concentration, economic activity sector, renegotiation and income from loan operations, as well as the breakdown of expenses and equity accounts of allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax and social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments of securities are recorded in “Other Liabilities – Tax and Social Security”. Only the income tax rate applies to the tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

The provision for income tax is recorded at a rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have an effect on taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, the statement of their calculation, origin and expectation of realization of tax credits, as well as unrecorded tax credits, are presented in Note 34.

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Notes to the Consolidated Financial Statements

i)   Prepaid expenses

Prepaid expenses are represented by payments for future benefits or services, which are recognized in the income statement according to the accrual method of accounting.

Incurred costs related to corresponding assets that will generate revenues in subsequent periods are recorded in the income statement according to terms and amounts of benefits expected and written-off directly in the income statement, when corresponding assets and rights are no longer part of institution’s assets or future expected benefits may no longer be realized.

The breakdown of prepaid expenses is presented in Note 12b.

j)   Investments

Investments in subsidiaries, jointly-controlled entities and unconsolidated companies, with significant influence over the investee or ownership of 20% or more in voting capital, are evaluated by the equity method of accounting.

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

Subsidiaries’ and jointly-controlled entities’ accounts were included in the consolidated financial statements of main companies, and their breakdown is detailed in Note 2. The breakdown of unconsolidated companies, as well as of other investments, is presented in Note 13.

k)   Fixed assets

Relate to tangible assets used in the Bank’s activities or acquired for this purpose, including those from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated using the straight-line method according to the estimated economic useful life of assets, as follows: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a., and reduced by impairment provisions, when applicable.

The breakdown of asset costs and corresponding depreciation, including those arising from operating leases, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

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l)   Intangible assets

Intangible assets are intangible rights acquired for business activities or used with that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquisition of the right to provide banking services: this is recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and reduced by impairment provisions, when applicable; and

•       Software: this is recorded at cost less amortization calculated using the straight-line method during the estimated useful life (20% to 50% p.a.), which is estimated as of the date it is available for use and reduced by impairment provisions, when applicable. Internal software development costs are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

The breakdown of goodwill and other intangible assets, including transactions of these rights by class, is presented in Note 15.

m)   Asset impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment. If an impairment loss is recognized, it must be recognized in the income statement for the period when the book value of an asset exceeds its recoverable value calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash generating unit, whichever is highest.

A cash generating unit is the smallest identifiable group of assets that generates cash flows substantially independent from other assets and groups.

Impairment losses, when applicable, are presented in Note 15 (b and c).

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the reporting date, on a daily prorated basis.

The breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as its terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

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Notes to the Consolidated Financial Statements

o)   Technical reserves related to insurance, pension plan and capitalization bond activities

Technical reserves are calculated according to methodologies and assumptions established in actuarial technical notes as set forth by Susep, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

•       Damage, health and group insurance lines, except individual life:

-   The unearned premiums reserve (PPNG) daily calculated on a pro-rata basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, according to CNSP Resolution 195/08, is comprised of the portion corresponding to risk periods not arising from insurance policies, and includes the estimate for risks in effect but not issued (RVNE). According to Resolution 206/09, ANS eliminated PPNG for private healthcare companies and insurance companies. It also established the accounting of earned premiums on a daily pro-rata basis;

-   The complementary reserve for premium (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

-   The premium deficiency reserve is recorded when there is insufficiency of the unearned premium reserve to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation. For individual life insurance, the reserve is recorded to cover differences between the expected present value of indemnities and related future expenses and the expected present value from future premiums;

-   The mathematical reserve for unvested benefits (PMBaC) is calculated using the difference between the current amount of future benefits and the current amount of future contributions, corresponding to liabilities assumed;

-   The reserve for vested benefits from the individual health plan portfolio refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formula included in the actuarial technical note approved by ANS;

-   The reserve for vested benefits from the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its recognition complies with Normative Resolution 75/04 of ANS, and premiums for the payment release of “Bradesco Saúde policyholders - Plano GBS”;

-   The reserve for redemptions and other amounts to rectify (PROVR) comprises all amounts relating to redemptions to rectify and refund of premiums not yet transferred to the recipient entity;

-   The reserve for claims incurred but not reported (IBNR) is calculated based on the estimate of claims that have already incurred but have not been reported to the insurance company yet. Pursuant to CNSP Resolution 195/08, since 2009, insurance companies have not been permitted to deduct the amounts transferred to third parties, through reinsurance operations; and

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-   The reserve for unsettled claims (PSL) considers all notices of loss received up to the reporting date and related costs, such as expenses with rectification of claims, fees of loss of suits, among others. The reserve is monetarily restated and includes all claims in litigation;

Other reserves are recorded, in the individual health portfolio, to cover the differences between the expected present indemnity amount and future related expenses and the present value of future premiums. Regarding damage insurance, other technical reserves refer to premiums of extended warranty for products whose manufacturer’s guarantee has not ended.

•       Individual life insurance, excluding equity contribution insurance with survival coverage:

-   The unexpired risks reserve (PRNE) is calculated on a daily pro-rata  basis, using premiums net of coinsurance assignment, yet including reinsurance transfer operations, according to CNSP Resolution 195/08, is comprised of the portion corresponding to periods of risks not arising from insurance policies, and includes the estimate for risks in effect but not issued (RVNE);

-   The supplementary premium reserve (PCP) is monthly recorded to complement the PRNE and considers the estimate to risks in effect but not issued (RVNE);

-   The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current amount of future benefits and the current amount of future contributions, corresponding to liabilities;

-   The reserve for redemption and other amounts to rectify (PROVR) comprises figures related to redemptions to rectify, refund of premiums and portability requested and not yet transferred to the recipient entity;

-   The reserve for benefits incurred but not reported (IBNR) is calculated based on the estimate of claims that have already incurred but have not been reported to the insurance company yet;

-   The reserve for benefits to rectify (PBR) considers all notices of claims received up to the reporting date and related costs, such as expenses with rectification of claims, fees of loss of suits, among others. The reserve is monetarily restated and includes all claims in litigation;

-   The reserve for risk fluctuation (POR) is recorded to cover possible statistical deviation between expected and observed events; and

-   The financial fluctuation reserve (POF) is recorded up to a limit of 15% of the mathematical reserve for benefits to be granted related to pension plans in the category of variable contribution with a guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision.

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•       Pension plans and life insurance covering survival:

-   The unearned premiums reserve (PRNE) is calculated on a  daily pro-rata  basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, according to CNSP Resolution 195/08, and is comprised of the portion corresponding to periods of risks not arising from insurance policies, and includes the estimate for risks in effect but not issued (RVNE);

-   The mathematical reserve for unvested benefits (PMBaC) refers to participants whose benefits have yet to begin. In pension plans known as “traditional”, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-   Mathematical reserves for unvested benefits pegged to life insurance and unrestricted benefit generating pension plans (VGBL and PGBL) represent the amount of contributions made by participants, net of costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

-   The reserve for redemption and other amounts to rectify (PROVR) comprises figures related to redemptions to rectify, refund of premiums and portability requested and not yet transferred to the recipient entity;

-   The mathematical reserve for vested benefits (PMBC) granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-   The contribution deficiency (PIC) is recorded for a possible unfavorable fluctuation in technical risks taken in the mathematical reserve for benefits to be granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the reserve is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with an improvement rate of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. The improvement rate is calculated using a technique that automatically updates the survival table, considering the expected increase in future survival rates;

-   The reserve for administrative expenses (PDA) is recorded to cover future administrative expenses of defined benefit, defined contribution and variable contribution plans;

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Notes to the Consolidated Financial Statements

- The reserve for financial surplus (PEF) corresponds to the portion of financial revenue from the investment of provisions that exceeds the minimum returns from pension plans that have a financial excess participation clause;

- The reserve for technical surplus (PET) corresponds to the difference between the expected and the observed amount of events incurred in the period for pension plans with interest clause in technical surplus;

-   The reserve for events incurred but not reported (IBNR), related to pension plan operations, is recorded in compliance with Susep Circular Letter 288/05;

-   The reserve for benefits to rectify (PBR) considers all notices of loss received up to the reporting date and related costs, such as expenses with rectification of claims, fees of loss of suits, among others. The reserve is monetarily restated and includes all claims in litigation;

-   The reserve for risk fluctuation (POR) is recorded to cover statistical deviation between expected and observed events; and

-   The financial fluctuation reserve (POF) is recorded up to a limit of 15% of the mathematical reserve for benefits to be granted related to pension plans in the category of variable contribution with a guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

•       Capitalization bonds:

-   The mathematical reserve for redemptions is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and it is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

-   The reserves for redemptions are established for the expired capitalization bonds and unexpired plans where early redemption has been required by the customer. The reserves are adjusted for inflation based on the indexes determined in each plan;

-   The reserves for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable);

-   The reserve for contingencies is recorded to cover possible insufficiencies related to payments of redemptions required and/or premiums from drawings; and

-   The reserve for administrative expenses is recorded to cover the plan’s disclosure and selling expenses, brokerage and other expenses. The reserve complies with the methodology set forth in an actuarial technical note.

Technical reserves by account, product and segment, as well as amounts and breakdown of plan assets covering these technical reserves, are presented in Note 21.

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Notes to the Consolidated Financial Statements

p)   Provisions, contingent assets and liabilities and legal liabilities – tax and social security

The provisions, contingent assets and liabilities, and legal liabilities are recognized, measured and disclosed in accordance with the criteria defined by CPC 25, approved by CMN Resolution 3,823/09 and CVM Resolution 594/09:

•       Contingent assets: are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, similarity with previous processes, complexity and positioning of the courts, whenever the loss is assessed as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability;

•       Contingent liabilities: according to CPC 25, the term “contingent” refers to liabilities that will not be recorded as their existence will only be confirmed by the occurrence of one or more future and uncertain events beyond Management’s control. Contingent liabilities with possible losses are not recognized in the consolidated financial statements and are disclosed in the note when relevant. Liabilities classified as remote are not recorded as provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the income statement over the term of the transaction and are presented as reduction of the corresponding liability, which are presented in Notes 16c and 19.

r)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date of financial statements and the date their issuance is authorized.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing on the reporting date of the financial statements; and

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•       Events not resulting in adjustments: events relating to conditions not existing on the reporting date of the financial statements.

There was no subsequent event for the consolidated financial statements as of March 31, 2012.

4)      INFORMATION FOR COMPARISON PURPOSES

a)   Consolidation

As of November 2011, after approval by Bacen, Bradesco included Banco BERJ S.A. in its consolidated financial statements. Thus, the BERJ’s main balance items of statement of financial position for March 31, 2012  and income statement items for the quarter ended March 31, 2012 are as follows:

R$ thousand

STATEMENT OF FINANCIAL POSITION	March 31, 2012
ASSETS
Current and long-term assets	531,605
Cash and due from banks	52
Interbank investments	4,143
Interdepartmental deposits	346
Other receivables and assets	527,064
Permanent assets	18,855
- Investments	18,759
- Fixed assets	96
Total	550,460

LIABILITIES
Current and long-term liabilities	481,495
Interbank deposits	95,544
Borrowing and onlending	1,251
Other liabilities	384,700
Shareholders' equity	68,965
Total	550,460

R$ thousand

INCOME STATEMENT	1st quarter of 2012
Gross income from financial intermediation	(2,013)
Other operating income/expenses	5,323
Operating income	3,310
Non-operating income	(2,871)
Income before income tax and social contribution and non-controlling interest	439
Income tax and social contribution	-
Net income	439

b)   Reclassifications

No reclassifications or other material information were recorded in current or previous periods that may affect the comparison with financial statements on March 31, 2012.

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Notes to the Consolidated Financial Statements

5)      STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)      Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	611,510,331	71,877,412	124,699,059	5,782	849,180	(35,046,683)	773,895,081
Cash and due from banks	17,407,188	7,608,617	219,824	362	7,008	(174,342)	25,068,657
Interbank investments	82,731,007	1,959,376	-	-	-	-	84,690,383
Securities and derivative financial instruments	169,971,859	8,432,719	116,828,298	3,605	439,012	(716,038)	294,959,455
Interbank and interdepartmental accounts	61,575,498	-	-	-	-	-	61,575,498
Loan and leasing operations	208,780,047	52,819,990	-	-	-	(30,843,005)	230,757,032
Other receivables and other assets	71,044,732	1,056,710	7,650,937	1,815	403,160	(3,313,298)	76,844,056
Permanent assets	47,327,048	68,305	3,234,768	160	310,007	(35,285,845)	15,654,443
Investments	35,364,942	25,582	1,731,483	139	239,939	(35,285,845)	2,076,240
Premises and equipment and leased assets	3,792,389	16,364	702,150	21	40,604	-	4,551,528
Intangible assets	8,169,717	26,359	801,135	-	29,464	-	9,026,675
Total on March 31, 2012	658,837,379	71,945,717	127,933,827	5,942	1,159,187	(70,332,528)	789,549,524
Total on December 31, 2011	634,614,834	70,670,634	123,865,888	9,966	1,139,232	(68,768,002)	761,532,552
Total on March 31, 2011	570,111,005	51,853,374	108,695,582	9,241	1,251,969	(56,534,559)	675,386,612

Liabilities
Current and long-term liabilities	600,013,309	52,140,073	112,713,404	1,584	392,408	(35,046,683)	730,214,095
Deposits	189,951,293	25,685,231	-	-	-	(1,759,975)	213,876,549
Federal funds purchased and securities sold under agreements to repurchase	211,997,198	1,937,100	-	-	-	(4,259)	213,930,039
Funds from issuance of securities	39,912,264	9,481,205	-	-	-	(911,121)	48,482,348
Interbank and interdepartmental accounts	3,229,830	320	-	-	-	-	3,230,150
Borrowing and onlending	71,889,857	5,864,677	-	-	-	(30,642,291)	47,112,243
Derivative financial instruments	2,293,219	409,560	-	-	-	-	2,702,779
Technical reserves from insurance, pension plans and capitalization bonds	-	-	106,951,903	1,229	-	-	106,953,132
Other liabilities:
- Subordinated debts	21,939,586	8,182,665	-	-	-	-	30,122,251
- Other	58,800,062	579,315	5,761,501	355	392,408	(1,729,037)	63,804,604
Deferred income	631,777	-	-	-	14,329	-	646,106
Non-controlling interest in subsidiaries	133,234	19,805,644	15,220,423	4,358	752,450	(35,285,845)	630,264
Shareholders’ equity	58,059,059	-	-	-	-	-	58,059,059
Total on March 31, 2012	658,837,379	71,945,717	127,933,827	5,942	1,159,187	(70,332,528)	789,549,524
Total on December 31, 2011	634,614,834	70,670,634	123,865,888	9,966	1,139,232	(68,768,002)	761,532,552
Total on March 31, 2011	570,111,005	51,853,374	108,695,582	9,241	1,251,969	(56,534,559)	675,386,612

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Notes to the Consolidated Financial Statements

b)      Income statement

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	20,801,092	279,732	3,152,137	-	10,937	(97,271)	24,146,627
Expenses from financial intermediation	13,257,244	313,939	2,197,321	-	-	(97,488)	15,671,016
Gross income from financial intermediation	7,543,848	(34,207)	954,816	-	10,937	217	8,475,611
Other operating income/expenses	(4,402,049)	(6,343)	529,079	(102)	13,295	(217)	(3,866,337)
Operating income	3,141,799	(40,550)	1,483,895	(102)	24,232	-	4,609,274
Non-operating income	(4,486)	1,781	(9,487)	-	(444)	-	(12,636)
Income before taxes and non-controlling interest	3,137,313	(38,769)	1,474,408	(102)	23,788	-	4,596,638
Income tax and social contribution	(1,224,294)	(534)	(554,500)	(29)	(7,027)	-	(1,786,384)
Non-controlling interest in subsidiaries	(2,593)	-	(15,042)	-	(83)	-	(17,718)
Net income for the first quarter of 2012	1,910,426	(39,303)	904,866	(131)	16,678	-	2,792,536
Net income for the fourth quarter of 2011	1,812,241	30,878	860,313	(21)	22,272	-	2,725,683
Net income for the first quarter of 2011	1,993,251	(74,337)	761,221	(54)	21,958	-	2,702,039

(1)  The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are being eliminated;

(3)  The “Insurance Group” segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)      CASH AND CASH EQUIVALENTS

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Funds available in domestic currency	17,254,340	16,130,178	5,753,099
Funds available in foreign currency	7,814,216	6,443,568	1,031,900
Investments in gold	101	100	82
Total cash and due from banks	25,068,657	22,573,846	6,785,081
Short-term interbank investments (1)	33,472,601	14,286,306	50,056,214
Total cash and cash equivalents	58,541,258	36,860,152	56,841,295

(1)  Refer to operations with maturity dates at inception of 90 days or less and with insignificant risk of change in fair value.

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Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)      Breakdown and maturities

	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	4,528,523	4,040,079	-	-	8,568,602	10,834,123	34,133,745
● National treasury notes	875,035	167,136	-	-	1,042,171	5,093,628	21,082,900
● National treasury bills	3,173,617	3,872,943	-	-	7,046,560	5,740,495	11,977,507
● Financial treasury bills	479,253	-	-	-	479,253	-	964,161
● Other	618	-	-	-	618	-	109,177
Funded position	36,687,405	24,681,573	-	-	61,368,978	57,323,198	50,985,144
● Financial treasury bills	5,059,896	-	-	-	5,059,896	12,378,643	25,982,423
● National treasury notes	25,015,519	22,348,672	-	-	47,364,191	35,155,616	6,857,946
● National treasury bills	6,611,990	2,332,901	-	-	8,944,891	9,788,939	18,144,775
Short position	3,368,417	1,163,243	-	-	4,531,660	3,369,026	7,352,198
● National treasury bills	3,368,417	1,163,243	-	-	4,531,660	3,369,026	7,352,198
Subtotal	44,584,345	29,884,895	-	-	74,469,240	71,526,347	92,471,087
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	3,926,985	2,040,293	2,176,050	2,078,310	10,221,638	10,778,032	7,694,029
● Provisions for losses	(222)	(109)	(164)	-	(495)	(1,253)	(5,747)
Subtotal	3,926,763	2,040,184	2,175,886	2,078,310	10,221,143	10,776,779	7,688,282
Total on March 31, 2012	48,511,108	31,925,079	2,175,886	2,078,310	84,690,383
%	57.2	37.7	2.6	2.5	100.0
Total on December 31, 2011	36,649,823	42,457,764	1,301,477	1,894,062		82,303,126
%	44.5	51.6	1.6	2.3		100.0
Total March 31, 2011	51,999,094	45,043,794	1,473,328	1,643,153			100,159,369
%	51.9	45.0	1.5	1.6			100.0

b)      Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Income from investments in purchase and sale commitments:
• Own portfolio position	455,172	935,882	705,497
• Funded position	1,508,993	1,042,563	1,255,602
• Short position	163,669	161,302	274,876
Subtotal	2,127,834	2,139,747	2,235,975
Income from interest-earning deposits in other banks	248,445	172,890	143,937
Total (Note 8h)	2,376,279	2,312,637	2,379,912

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Notes to the Consolidated Financial Statements

8)    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2012						2011

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	March 31%		December 31%		March 31%
Trading securities	105,124,230	4,948,539	37,942,701	306,558	148,322,028	58.5	169,957,100	76.4	96,724,371	54.8
- Government securities	68,363,424	3,256,661	27,252	245,401	71,892,738	28.3	102,997,833	46.3	43,041,521	24.4
- Corporate securities	34,495,421	1,691,878	770,253	61,157	37,018,709	14.7	33,529,685	15.1	25,951,620	14.7
- Derivative financial instruments (1)	2,265,385	-	-	-	2,265,385	0.9	918,837	0.4	3,256,168	1.8
- PGBL / VGBL restricted bonds	-	-	37,145,196	-	37,145,196	14.6	32,510,745	14.6	24,475,062	13.9
Available-for-sale securities	70,225,201	1,633,445	1,671,570	54,989	73,585,205	29.0	20,662,724	9.3	49,838,057	28.2
- Government securities	56,511,672	17,743	72,248	-	56,601,663	22.3	4,880,240	2.2	35,095,702	19.8
- Corporate securities	13,713,529	1,615,702	1,599,322	54,989	16,983,542	6.7	15,782,484	7.1	14,742,355	8.4
Held-to-maturity securities (4)	297,353	8,214,450	23,232,466	-	31,744,269	12.5	31,800,624	14.3	29,957,278	17.0
- Government securities	297,353	8,185,529	22,811,596	-	31,294,478	12.3	31,360,892	14.1	29,465,164	16.7
- Corporate securities	-	28,921	420,870	-	449,791	0.2	439,732	0.2	492,114	0.3
Subtotal	175,646,784	14,796,434	62,846,737	361,547	253,651,502	100.0	222,420,448	100.0	176,519,706	100.0
Purchase and sale commitments (2)	2,119,189	5,353,369	33,764,658	70,737	41,307,953		43,303,145		40,961,895
Overall total	177,765,973	20,149,803	96,611,395	432,284	294,959,455		265,723,593		217,481,601
- Government securities	125,172,449	11,459,933	22,911,096	245,401	159,788,879	63.0	139,238,965	62.6	107,602,387	60.9
- Corporate securities	50,474,335	3,336,501	2,790,445	116,146	56,717,427	22.4	50,670,738	22.8	44,442,257	25.2
- PGBL / VGBL restricted bonds	-	-	37,145,196	-	37,145,196	14.6	32,510,745	14.6	24,475,062	13.9
Subtotal	175,646,784	14,796,434	62,846,737	361,547	253,651,502	100.0	222,420,448	100.0	176,519,706	100.0
Purchase and sale commitments (2)	2,119,189	5,353,369	33,764,658	70,737	41,307,953		43,303,145		40,961,895
Overall total	177,765,973	20,149,803	96,611,395	432,284	294,959,455		265,723,593		217,481,601

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Notes to the Consolidated Financial Statements

b)   Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2012							2011
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
Government securities	24,150,996	11,839,652	14,690,641	109,107,590	159,788,879	158,206,705	1,582,174	139,238,965	1,078,226	107,602,387	(365,718)
Financial treasury bills	631,904	328,127	647,483	6,101,466	7,708,980	7,706,151	2,829	7,736,995	1,397	7,966,025	(34,796)
National treasury bills	440,720	10,923,842	7,826,449	46,844,678	66,035,689	65,245,401	790,288	53,968,067	646,429	33,450,710	(206,042)
National treasury notes	22,987,721	527,402	6,211,870	54,677,250	84,404,243	83,745,845	658,398	75,642,507	298,149	64,372,138	(200,050)
Brazilian foreign debt notes	23,419	18,067	-	1,402,203	1,443,689	1,323,414	120,275	1,746,820	119,469	1,503,096	61,221
Privatization currencies	-	-	-	79,040	79,040	68,623	10,417	81,328	12,919	85,456	13,768
Foreign government securities	67,232	36,494	-	-	103,726	103,726	-	50,092	(5)	209,321	(6)
Other	-	5,720	4,839	2,953	13,512	13,545	(33)	13,156	(132)	15,641	187
Corporate securities	16,363,942	1,869,808	3,321,234	35,162,443	56,717,427	57,257,584	(540,157)	50,670,738	(1,278,628)	44,442,257	(192,094)
Bank deposit certificates	408,167	331,759	865,936	881,656	2,487,518	2,487,518	-	1,857,763	-	1,696,487	-
Shares	4,320,027	-	-	-	4,320,027	5,449,053	(1,129,026)	4,219,597	(1,506,026)	4,131,190	(387,048)
Debentures	10,425	603,856	1,684,987	22,773,116	25,072,384	25,139,777	(67,393)	23,314,427	(63,274)	18,168,303	20,869
Promissory notes	47,262	379,077	381,426	-	807,765	810,262	(2,497)	936,796	(1,465)	1,910,624	(2,623)
Foreign corporate securities	71,718	-	3,801	4,995,332	5,070,851	4,753,633	317,218	4,428,843	161,090	3,757,723	97,556
Derivative financial instruments (1)	1,865,504	172,576	44,981	182,324	2,265,385	2,172,509	92,876	918,837	47,015	3,256,168	62,687
Other	9,640,839	382,540	340,103	6,330,015	16,693,497	16,444,832	248,665	14,994,475	84,032	11,521,762	16,465
PGBL / VGBL restricted bonds	3,969,930	6,780,956	3,171,763	23,222,547	37,145,196	37,145,196	-	32,510,745	-	24,475,062	-
Subtotal	44,484,868	20,490,416	21,183,638	167,492,580	253,651,502	252,609,485	1,042,017	222,420,448	(200,402)	176,519,706	(557,812)
Purchase and sale commitments (2)	39,267,224	1,875,814	131,963	32,952	41,307,953	41,307,953	-	43,303,145	-	40,961,895	-

Hedge – cash flow (Note 8g)

	-	-	-	-	-	-	(998,291)	-	(767,684)	-	453,835

Overall total

	83,752,092	22,366,230	21,315,601	167,525,532	294,959,455	293,917,438	43,726	265,723,593	(968,086)	217,481,601	(103,977)

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Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2012							2011
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	32,727,620	1,627,470	3,688,362	67,080,778	105,124,230	104,314,834	809,396	131,787,491	819,375	68,530,428	(151,257)
National treasury bills	431,137	219,731	716,592	31,243,146	32,610,606	32,062,650	547,956	53,137,414	631,478	22,663,840	(124,314)
Financial treasury bills	631,015	222,414	528,430	5,047,712	6,429,571	6,427,351	2,220	6,508,262	1,222	6,318,141	(32,637)
Bank deposit certificates	363,251	227,158	62,987	223,825	877,221	877,221	-	713,645	-	224,649	-
Derivative financial instruments (1)	1,865,504	172,576	44,981	182,324	2,265,385	2,172,509	92,876	918,837	47,015	3,256,168	62,687
Debentures	2,291	92,085	1,684,581	21,839,007	23,617,964	23,692,672	(74,708)	21,861,361	(63,668)	16,640,078	17,454
Promissory notes	-	346,783	375,402	-	722,185	724,682	(2,497)	887,362	(1,465)	1,882,012	(2,623)
Brazilian foreign debt notes	-	18,067	-	-	18,067	18,270	(203)	18,268	63	18,304	1,421
National treasury notes	21,317,554	46,169	26,309	7,808,260	29,198,292	28,952,839	245,453	39,895,852	205,811	12,392,185	(74,272)
Foreign corporate securities	-	-	-	50,403	50,403	49,609	794	55,440	499	46,301	1,055
Foreign government securities	61,740	36,494	-	-	98,234	98,234	-	50,092	(5)	209,321	(6)
Shares	183,500	-	-	-	183,500	185,184	(1,684)	173,186	(1,547)	80,660	177
Other	7,871,628	245,993	249,080	686,101	9,052,802	9,053,613	(811)	7,567,772	(28)	4,798,769	(199)
- Insurance companies and capitalization bonds	1,161,184	207,840	174,759	3,404,756	4,948,539	4,948,539	-	4,860,036	-	2,485,576	-
Financial treasury bills	-	52,626	84,385	414,095	551,106	551,106	-	492,838	-	724,432	-
National treasury bills	-	24,472	-	9,925	34,397	34,397	-	21,475	-	16,382	-
Bank deposit certificates	1,259	99,996	84,350	226,755	412,360	412,360	-	310,540	-	452,289	-
National treasury notes	1,528	-	-	2,664,138	2,665,666	2,665,666	-	2,604,056	-	106,606	-
Other	1,158,397	30,746	6,024	89,843	1,285,010	1,285,010	-	1,431,127	-	1,185,867	-

__134                   Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2012							2011
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Pension plans	4,446,632	6,790,973	3,180,166	23,524,930	37,942,701	37,941,876	825	33,003,087	527	25,371,059	87
Financial treasury bills	-	5,694	-	9,671	15,365	15,365	-	-	-	210,976	-
National treasury notes	-	-	-	11,887	11,887	11,062	825	8,751	527	59,283	87
Bank deposit certificates	2,475	4,323	8,403	315	15,516	15,516	-	-	-	-	-
PGBL / VGBL restricted bonds	3,969,930	6,780,956	3,171,763	23,222,547	37,145,196	37,145,196	-	32,510,745	-	24,475,062	-
Other	474,227	-	-	280,510	754,737	754,737	-	483,591	-	625,738	-
- Other activities	23,579	28,895	41,427	212,657	306,558	306,558	-	306,486	-	337,309	20
Financial treasury bills	889	13,683	25,547	172,875	212,994	212,994	-	231,262	-	248,311	20
Bank deposit certificates	1,066	282	4,070	11,425	16,843	16,843	-	14,205	-	6,112	-
National treasury bills	9,582	6,403	-	6,369	22,354	22,354	-	6,005	-	44,368	-
Debentures	486	418	406	3,920	5,230	5,230	-	5,811	-	9,989	-
National treasury notes	8,396	-	-	1,657	10,053	10,053	-	15,274	-	2,586	-
Other	3,160	8,109	11,404	16,411	39,084	39,084	-	33,929	-	25,943	-
Subtotal	38,359,015	8,655,178	7,084,714	94,223,121	148,322,028	147,511,807	810,221	169,957,100	819,902	96,724,372	(151,150)
Purchase and sale commitments (2)	39,267,224	1,875,814	131,963	32,952	41,307,953	41,307,953	-	43,303,145	-	40,961,895	-
Financial/other	2,150,506	23,776	15,096	548	2,189,926	2,189,926	-	2,353,723	-	2,072,517	-
Insurance companies and capitalization bonds	5,293,788	59,355	226	-	5,353,369	5,353,369	-	5,130,845	-	4,653,451	-
Pension plans	31,822,930	1,792,683	116,641	32,404	33,764,658	33,764,658	-	35,818,577	-	34,235,927	-
- PGBL/VGBL	31,527,782	1,792,683	116,641	32,404	33,469,510	33,469,510	-	35,722,471	-	32,694,243	-
- Funds	295,148	-	-	-	295,148	295,148	-	96,106	-	1,541,684	-
Overall total	77,626,239	10,530,992	7,216,677	94,256,073	189,629,981	188,819,760	810,221	213,260,245	819,902	137,686,267	(151,150)
Derivative financial instruments (liabilities)	(2,015,987)	(355,895)	(55,807)	(275,090)	(2,702,779)	(2,363,588)	(339,191)	(734,571)	(202,104)	(2,357,697)	17,339

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Notes to the Consolidated Financial Statements

II)    Available-for-sale securities

Securities (3) (8)	R$ thousand
	2012							2011
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	1,465,858	11,207,393	14,090,219	43,461,731	70,225,201	69,196,961	1,028,240	17,518,219	83,475	46,174,909	(104,911)
National treasury bills	-	10,673,236	7,109,856	15,585,238	33,368,330	33,125,999	242,331	803,175	14,953	10,712,442	(81,728)
Brazilian foreign debt securities	15,340	-	-	1,112,929	1,128,269	1,007,790	120,479	815,536	119,406	700,307	59,800
Foreign corporate securities	71,718	-	3,801	4,944,930	5,020,449	4,704,024	316,425	4,367,747	160,591	3,706,208	96,501
National treasury notes	-	355,119	6,185,561	14,980,539	21,521,219	21,109,100	412,119	2,670,700	91,809	23,130,956	(125,867)
Financial treasury bills	-	33,709	416	375,829	409,954	409,554	400	414,752	(92)	368,599	(2,307)
Bank deposit certificates	37,822	-	706,126	419,336	1,163,284	1,163,284	-	815,300	-	974,195	-
Debentures	-	7,977	-	697,120	705,097	704,994	103	726,159	62	756,361	267
Shares	1,241,078	-	-	-	1,241,078	1,594,327	(353,249)	1,339,164	(436,033)	1,000,467	(102,331)
Privatization currencies	-	-	-	79,040	79,040	68,623	10,417	81,328	12,919	85,456	13,768
Other	99,900	137,352	84,459	5,266,770	5,588,481	5,309,266	279,215	5,484,358	119,860	4,739,918	36,986
- Insurance companies and capitalization bonds	1,419,264	136,949	-	77,232	1,633,445	1,938,972	(305,527)	1,561,547	(467,124)	1,647,738	(111,066)
Financial treasury bills	-	-	-	17,742	17,742	17,721	21	17,588	-	18,434	-
Shares	1,391,166	-	-	-	1,391,166	1,677,309	(286,143)	1,327,233	(433,649)	1,406,737	(95,467)
Debentures	7,647	136,949	-	53,985	198,581	191,497	7,084	193,167	276	187,720	3,173
Other	20,451	-	-	5,505	25,956	52,445	(26,489)	23,559	(33,751)	34,847	(18,772)
- Pension plans	1,517,418	-	8,705	145,447	1,671,570	2,162,487	(490,917)	1,542,453	(637,628)	1,835,440	(190,685)
Shares	1,502,048	-	-	-	1,502,048	1,989,999	(487,951)	1,375,128	(634,798)	1,637,847	(189,426)
Financial treasury bills	-	-	8,705	63,543	72,248	72,052	196	71,313	134	75,168	128
Debentures	-	-	-	81,904	81,904	81,775	129	80,680	57	72,987	(25)
Other	15,370	-	-	-	15,370	18,661	(3,291)	15,332	(3,021)	49,438	(1,362)
- Other activities	54,989	-	-	-	54,989	54,989	-	40,505	973	179,969	-
Bank deposit certificates	4,864	-	-	-	4,864	4,864	-	4,074	-	3,512	-
Other	50,125	-	-	-	50,125	50,125	-	36,431	973	176,457	-
Subtotal	4,457,529	11,344,342	14,098,924	43,684,410	73,585,205	73,353,409	231,796	20,662,724	(1,020,304)	49,838,056	(406,662)
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(998,291)	-	(767,684)	-	453,835
Overall total (8)	4,457,529	11,344,342	14,098,924	43,684,410	73,585,205	73,353,409	(766,495)	20,662,724	(1,787,988)	49,838,056	47,173

__136                   Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III)    Held-to-maturity securities

Securities (3)	R$ thousand
	2012					2011
	March 31					December 31	March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost (5) (6)	Restated cost (5) (6)	Restated cost (5) (6)
Financial	8,080	-	-	289,273	297,353	913,018	784,487
Brazilian foreign debt notes	8,080	-	-	289,273	297,353	913,018	784,487
Insurance companies and capitalization bonds	-	-	-	8,214,450	8,214,450	8,123,401	7,754,183
Debentures	-	-	-	28,921	28,921	30,020	28,261
National treasury notes	-	-	-	8,185,529	8,185,529	8,093,381	7,725,922
Pension plans	1,660,244	490,896	-	21,081,326	23,232,466	22,764,205	21,418,608
Debentures	-	364,783	-	56,087	420,870	409,712	463,853
National treasury notes	1,660,244	126,113	-	21,025,239	22,811,596	22,354,493	20,954,598
Financial treasury bills	-	-	-	-	-	-	157
Overall total (4)	1,668,324	490,896	-	29,585,049	31,744,269	31,800,624	29,957,278

Bradesco      137

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Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Own portfolio	81,855,882	10,972,129	7,464,286	94,744,365	195,036,662	166,303,384	138,982,757
Fixed income securities	77,535,855	10,972,129	7,464,286	94,744,365	190,716,635	162,083,787	134,851,567
● Financial treasury bills	631,904	283,090	595,465	4,021,343	5,531,802	5,425,114	5,106,162
● Purchase and sale commitments (2)	39,267,224	1,875,814	131,963	32,952	41,307,953	43,303,145	40,961,895
● National treasury notes	22,987,721	126,311	896	33,079,602	56,194,530	35,825,456	28,868,955
● Brazilian foreign debt securities	7,100	18,067	-	457,721	482,888	663,077	48,271
● Bank deposit certificates	408,167	331,759	865,936	881,656	2,487,518	1,857,763	1,696,487
● National treasury bills	440,720	148,445	283,107	187,186	1,059,458	1,206,490	1,565,995
● Foreign corporate securities	57,331	-	3,801	3,755,274	3,816,406	1,983,051	303,090
● Debentures	10,425	603,856	1,684,987	22,773,116	25,072,384	23,314,427	18,168,303
● Promissory notes	47,262	379,077	381,426	-	807,765	936,796	1,910,624
● Foreign government securities	67,232	36,494	-	-	103,726	50,092	209,321
● PGBL/VGBL restricted bonds	3,969,930	6,780,956	3,171,763	23,222,547	37,145,196	32,510,745	24,475,062
● Other	9,640,839	388,260	344,942	6,332,968	16,707,009	15,007,631	11,537,402
Equity securities	4,320,027	-	-	-	4,320,027	4,219,597	4,131,190
● Shares of listed companies (technical provision)	1,811,145	-	-	-	1,811,145	1,647,410	1,897,362
● Shares of listed companies (other)	2,508,882	-	-	-	2,508,882	2,572,187	2,233,828
Restricted securities	30,706	11,070,573	13,101,753	71,634,475	95,837,507	91,103,596	75,184,896
Repurchase agreements	30,706	9,961,007	12,892,505	68,396,485	91,280,703	79,956,010	72,983,392
● National treasury bills	-	9,551,321	6,681,063	44,338,504	60,570,888	44,827,234	31,803,119
● Brazilian foreign debt securities	16,319	-	-	944,482	960,801	1,083,743	1,454,826
● Financial treasury bills	-	8,595	468	275,793	284,856	282,236	767,632
● National treasury notes	-	401,091	6,210,974	21,597,648	28,209,713	31,317,005	35,503,182
● Foreign corporate securities	14,387	-	-	1,240,058	1,254,445	2,445,792	3,454,633

__138                   Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Brazilian Central Bank	-	1,002,782	-	-	1,002,782	8,500,046	-
● National treasury bills	-	1,002,782	-	-	1,002,782	-	-
● National treasury notes	-	-	-	-	-	8,500,046	-
Privatization currencies	-	-	-	79,040	79,040	81,328	85,456
Guarantees provided	-	106,784	209,248	3,158,950	3,474,982	2,566,212	2,116,048
● National treasury bills	-	70,342	157,698	1,372,105	1,600,145	553,594	81,597
● Financial treasury bills	-	36,442	51,550	1,786,845	1,874,837	2,012,618	2,034,451
Derivative financial instruments (1)	1,865,504	172,576	44,981	182,324	2,265,385	918,837	3,256,168
Securities subject to unrestricted repurchase agreements	-	150,952	704,581	964,368	1,819,901	7,397,776	57,780
● National treasury bills	-	150,952	704,581	946,883	1,802,416	7,380,749	-
● Financial treasury bills	-	-	-	17,485	17,485	17,027	57,780
Overall total	83,752,092	22,366,230	21,315,601	167,525,532	294,959,455	265,723,593	217,481,601
%	28.4	7.6	7.2	56.8	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3,068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities;”

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;

(4)  In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/01, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity.’ This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of March 31, 2012;

(5)  The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;

(6)  This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$6,477,950 thousand (R$4,896,941 thousand on December 31, 2011 and R$3,866,748 thousand on March 31, 2011);

(7)  The market value of securities is determined based on the market price available on the reporting date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and

(8)  In the first quarter of 2012, other than temporary impairments were not realized for the securities classified as “available for sale” (R$394 thousand in the fourth quarter of 2011 and R$122 thousand in the first quarter of 2011).

Bradesco      139

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded on the statement of financial position or in memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly in order to mitigating the risks of operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated on the consolidated statement of financial position at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (CETIP) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

__140                   Report on Economic and Financial Analysis – March 2012

Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2012		2011
	March 31		December 31		March 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	54,071,485		35,703,264		4,153,045
- Interbank market	39,672,495	-	34,165,295	-	3,570,955	-
- Foreign currency	14,395,228	-	1,533,988	-	582,090	-
- Other	3,762	-	3,981	-	-	-
Sale commitments:	132,247,294		187,973,450		131,055,411
- Interbank market (1)	107,452,629	67,780,134	163,804,962	129,639,667	116,852,636	113,281,681
- Foreign currency (2)	23,697,830	9,302,602	23,057,379	21,523,391	14,200,271	13,618,181
- Other	1,096,835	1,093,073	1,111,109	1,107,128	2,504	2,504

Option contracts
Purchase commitments:	38,210,564		10,484,119		42,853,462
- Interbank market	37,016,660	14,407,160	9,450,380	-	42,072,300	-
- Foreign currency	720,132	-	577,532	-	171,082	-
- Other	473,772	-	456,207	-	610,080	30,517
Sale commitments:	24,772,525		12,759,567		45,086,929
- Interbank market	22,609,500	-	10,949,600	1,499,220	44,112,150	2,039,850
- Foreign currency	1,189,137	469,005	1,031,848	454,316	395,216	224,134
- Other	973,888	500,116	778,119	321,912	579,563	-

Forward contracts
Purchase commitments:	26,149,894		12,566,157		6,095,987
- Interbank market	-	-	-	-	1,200,365	739,642
- Foreign currency	26,033,837	9,753,316	12,559,145	3,193,990	4,884,985	-
- Other	116,057	-	7,012	-	10,637	-
Sale commitments:	17,710,880		9,450,982		7,403,577
- Interbank market	-	-	-	-	460,723	-
- Foreign currency	16,280,521	-	9,365,155	-	6,923,202	2,038,217
- Other	1,430,359	1,314,302	85,827	78,815	19,652	9,015

Swap contracts
Assets (long position):	28,916,794		25,757,771		17,364,047
- Interbank market	6,394,832	-	4,163,108	-	2,842,028	-
- Fixed rate	2,182,916	-	2,041,498	157,875	500,205	124,306
- Foreign currency (3)	16,670,411	-	16,220,132	1,027,138	11,555,349	4,122,293
- Reference Interest Rate (TR)	15,000	-	15,000	-	15,000	-
- Special Clearance and Custody System Rate (Selic)	21,436	18,633	21,825	8,347	49,036	16,211
- General Price Index –Market (IGP-M)	2,030,873	1,348,450	1,882,086	1,352,515	1,611,190	1,337,701
- Other	1,601,326	703,267	1,414,122	764,722	791,239	358,236
Liabilities (short position):	29,258,076		25,654,793		16,298,823
- Interbank market	6,891,256	496,424	6,136,153	1,973,045	6,516,636	3,674,608
- Fixed rate	2,676,811	493,895	1,883,623	-	375,899	-
- Foreign currency (3)	16,887,979	217,568	15,192,994	-	7,433,056	-
- TR	1,218,745	1,203,745	1,249,574	1,234,574	1,233,915	1,218,915
- Selic	2,803	-	13,478	-	32,825	-
- IGP-M	682,423	-	529,571	-	273,489	-
- Other	898,059	-	649,400	-	433,003	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, in the amount of R$50,521,744 thousand (R$78,444,107 thousand on December 31, 2011 and R$48,448,146 thousand on March 31, 2011) (Note 8g);

(2)  Includes specific hedges to protect investments abroad that totaled R$19,852,177 thousand (R$20,318,716 thousand on December 31, 2011 and R$17,371,105 thousand on March 31, 2011); and

(3)  Includes credit derivative operations (Note 8f).

For the purposes of obtaining an increased liquidation guarantee in operations with financial institutions and customers, Bradesco set forth agreements for compensation and liquidation of obligations within the National Financial System, in accordance with CMN Resolution 3,263/05.

Bradesco      141

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Notes to the Consolidated Financial Statements

II)    Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2012			2011
	March 31			December 31			March 31
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value
Adjustment receivables – swaps	488,839	87,427	576,266	507,256	49,317	556,573	1,329,804	77,551	1,407,355
Receivable forward purchases	316,476	-	316,476	315,438	-	315,438	1,200,258	-	1,200,258
Receivable forward sales	1,347,775	-	1,347,775	37,677	-	37,677	624,656	-	624,656
Premiums on exercisable options	19,419	5,449	24,868	11,451	(2,302)	9,149	38,763	(14,864)	23,899
Total assets	2,172,509	92,876	2,265,385	871,822	47,015	918,837	3,193,481	62,687	3,256,168
Adjustment payables – swaps	(568,300)	(349,249)	(917,549)	(234,857)	(218,738)	(453,595)	(332,308)	(9,823)	(342,131)
Payable forward purchases	(171,988)	-	(171,988)	(19,288)	-	(19,288)	(1,476,498)	-	(1,476,498)
Payable forward sales	(1,562,415)	-	(1,562,415)	(224,816)	-	(224,816)	(472,518)	-	(472,518)
Premiums on written options	(60,885)	10,058	(50,827)	(53,506)	16,634	(36,872)	(93,712)	27,162	(66,550)
Total liabilities	(2,363,588)	(339,191)	(2,702,779)	(532,467)	(202,104)	(734,571)	(2,375,036)	17,339	(2,357,697)

III)   Futures, option, forward and swap contracts – (Notional)

	R$ thousand
	2012					2011
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31
Futures contracts	53,506,063	24,245,661	54,754,842	53,812,213	186,318,779	223,676,714	135,208,456
Option contracts	30,328,742	14,295,707	18,112,997	245,643	62,983,089	23,243,686	87,940,391
Forward contracts	36,347,557	2,228,330	2,125,217	3,159,670	43,860,774	22,017,139	13,499,564
Swap contracts	4,539,634	2,420,926	3,882,544	17,497,424	28,340,528	25,201,198	15,956,692
Total on March 31, 2012	124,721,996	43,190,624	78,875,600	74,714,950	321,503,170
Total on December 31, 2011	124,738,388	35,371,153	25,042,245	108,986,951		294,138,737
Total on March 31, 2011	111,053,398	24,351,928	57,968,116	59,231,661			252,605,103

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Notes to the Consolidated Financial Statements

IV)    Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Government securities
National treasury notes	143,225	141,645	1,908,368
Financial treasury bills	34,038	33,133	30,453
National treasury bills	3,986,464	4,790,325	2,520,527
Total	4,163,727	4,965,103	4,459,348

V)   Revenues and expenses, net

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Swap contracts	(100,135)	(286,998)	170,809
Forward contracts	(141,389)	(272,629)	(87,241)
Option contracts	26,743	2,304	11,617
Futures contracts	(298,591)	279,004	545,361
Foreign exchange variation of investments abroad	(97,953)	78,029	(268,557)
Total	(611,325)	(200,290)	371,989

VI) Overall amounts of derivative financial instruments, broken down by trading place and counter parties

	R$ thousand
	2012	2011
	March 31	December 31	March 31
CETIP (over-the-counter)	31,858,785	26,774,362	21,355,401
BM&FBOVESPA (stock exchange)	246,035,902	244,791,624	219,107,487
Abroad (over-the-counter) (1)	42,410,154	22,411,041	9,673,186
Abroad (stock exchange) (1)	1,198,329	161,710	2,469,029
Total	321,503,170	294,138,737	252,605,103

(1)  Comprise operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

On March 31, 2012, counterparties are distributed among corporate entities with 88%, financial institutions with 11% and individuals/others with 1%.

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Notes to the Consolidated Financial Statements

f)   Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2012	2011		2012	2011
	March 31	December 31	March 31	March 31	December 31	March 31
Sold protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	(528,409)	(543,982)	(472,323)	-	-	-
● Derivatives with companies	(3,644)	(3,752)	(3,257)	(200)	(206)	(179)
Purchased protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	628,625	778,457	496,754	-	-	-
● Derivatives with companies	23,687	5,627	4,886	2,606	619	537
Total	120,259	236,350	26,060	2,406	413	358
Deposited margin	4,555	4,690	4,072

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$(993) thousand (R$826 thousand on December 31, 2011 and R$1,337 thousand on March 31, 2011). There was no credit event related to triggering events as defined in the contracts in the period.

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Notes to the Consolidated Financial Statements

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco trades DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2012	2011
	March 31	December 31	March 31
DI Future with maturity between 2012 and 2017	50,521,744	78,444,107	48,448,146
Funding indexed to CDI	49,100,823	77,124,691	48,411,496
Mark-to-market adjustment recorded in shareholders’ equity (1)	(998,291)	(767,684)	453,835
Ineffective market value recorded in income	(453)	29	17

(1)  The adjustment in the shareholders’ equity is R$(598,975) thousand, net of tax effects (R$(460,610) thousand on December 31, 2011 and R$272,301 thousand on March 31, 2011).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h)    Income from securities, insurance, pension plans and capitalization bonds financial activities and derivative financial instruments

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Fixed income securities	5,138,381	4,332,293	2,969,953
Interbank investments (Note 7b)	2,376,279	2,312,637	2,379,912
Equity securities	15,016	(40,411)	(4,728)
Subtotal	7,529,676	6,604,519	5,345,137
Financial result of insurance, pension plans and capitalization bonds	3,151,543	2,847,640	2,725,934
Income from derivative financial instruments (Note 8e V)	(611,325)	(200,290)	371,989
Total	10,069,894	9,251,869	8,443,060

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9)      INTERBANK ACCOUNTS – COMPULSORY DEPOSITS

a)   Compulsory reserve

	R$ thousand
	Remuneration	2012	2011
		March 31	December 31	March 31
Reserve requirements – demand deposits	not remunerated	8,717,465	9,589,871	8,385,908
Reserve requirements – savings deposits	savings index	11,959,479	11,792,136	10,901,726
Time reserve requirements (1)	Selic rate	14,918,473	20,876,003	19,531,331
Collection of funds from rural loan (2)	not remunerated	-	-	39,722
Additional reserve requirements	Selic rate	23,783,534	28,952,747	26,818,529
• Savings deposits		5,978,759	5,895,100	5,450,864
• Demand deposits		3,899,553	4,241,791	4,203,771
• Time deposits (1)		13,905,222	18,815,856	17,163,894
Restricted deposits – National Housing System (SFH)	TR + interest rate	540,115	531,923	511,329
Funds from rural loan	not remunerated	578	578	578
Total		59,919,644	71,743,258	66,189,123

(1)  For more information on new rules on compulsory time deposit funds, see Note 35c; and

(2)  In August 2011, funds from rural loan, collected to Bacen, were refunded, pursuant to Circular Letter 3,460/09.

b)   Revenue from compulsory deposits

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Compulsory deposits - Bacen (reserves requirement)	1,247,263	1,552,690	1,369,038
Restricted deposits - SFH	7,258	7,445	7,194
Total	1,254,521	1,560,135	1,376,232

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Notes to the Consolidated Financial Statements

10)      LOAN OPERATIONS

Information related to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with credit characteristics, can be found below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012		2011
							Total on March 31 (A)	% (6)	Total on December 31 (A)	% (6)	Total on March 31 (A)	% (6)
Discounted trade receivables and loans (1)	16,399,246	13,597,134	9,187,182	13,746,000	17,556,527	46,244,815	116,730,904	38.5	116,554,918	38.6	105,496,809	39.2
Financing	3,608,989	3,655,821	3,232,895	8,682,499	13,010,577	55,670,022	87,860,803	28.9	87,108,258	28.8	72,717,417	27.1
Agricultural and agribusiness financing	623,031	1,034,527	785,305	2,840,220	3,695,368	6,347,837	15,326,288	5.0	15,195,287	5.0	13,885,020	5.2
Subtotal	20,631,266	18,287,482	13,205,382	25,268,719	34,262,472	108,262,674	219,917,995	72.4	218,858,463	72.4	192,099,246	71.5
Leasing operations	549,499	455,418	432,062	1,230,461	2,106,728	4,291,046	9,065,214	3.0	10,000,884	3.3	12,759,738	4.7
Advances on foreign exchange contracts (2)	1,190,922	1,058,990	1,286,275	1,815,580	1,309,719	607	6,662,093	2.2	6,213,491	2.1	5,709,668	2.1
Subtotal	22,371,687	19,801,890	14,923,719	28,314,760	37,678,919	112,554,327	235,645,302	77.6	235,072,838	77.8	210,568,652	78.3
Other receivables (3)	4,653,028	2,943,573	1,227,268	2,230,080	1,589,903	169,544	12,813,396	4.2	13,658,145	4.5	11,669,978	4.3
Total loan operations	27,024,715	22,745,463	16,150,987	30,544,840	39,268,822	112,723,871	248,458,698	81.8	248,730,983	82.3	222,238,630	82.6
Sureties and guarantees (4)	1,669,515	705,512	1,511,085	3,112,899	3,759,759	40,173,407	50,932,177	16.7	48,479,356	16.1	42,466,252	15.8
Loan assignment (5)	31,113	29,525	27,971	75,543	121,024	136,385	421,561	0.1	516,098	0.2	406,420	0.2
Loan assignment – real estate receivables certificate	19,418	19,417	19,416	55,880	83,395	280,380	477,906	0.2	501,273	0.2	575,061	0.2
Co-obligation in rural loan assignment (4)	-	-	-	-	-	130,616	130,616	-	129,540	-	140,940	0.1
Loans available for import (4)	64,082	33,059	82,542	77,153	279,272	950,486	1,486,594	0.5	1,700,341	0.6	1,570,061	0.6
Confirmed export credits (4)	9,894	13,875	15,967	12,021	4,964	12,461	69,182	-	53,877	-	35,360	-
Acquisition of credit card receivables	575,949	256,861	182,969	476,082	539,077	130,342	2,161,280	0.7	1,878,512	0.6	1,335,733	0.5
Overall total on March 31, 2012	29,394,686	23,803,712	17,990,937	34,354,418	44,056,313	154,537,948	304,138,014	100.0
Overall total on December 31, 2011	31,303,215	22,331,655	16,574,500	34,882,872	44,756,287	152,141,451			301,989,980	100.0
Overall total on March 31, 2011	29,477,210	20,106,988	15,997,141	30,946,166	39,190,494	133,050,458					268,768,457	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2012		2011
						Total on March 31 (B)	% (6)	Total on December 31 (B)	% (6)	Total on March 31 (B)	% (6)
Discounted trade receivables and loans (1)	998,125	952,009	943,341	1,710,524	2,452,339	7,056,338	84.3	6,680,028	84.3	5,966,455	82.4
Financing	225,144	172,297	99,766	206,160	180,658	884,025	10.6	787,793	10.0	661,325	9.1
Agricultural and agribusiness financing	14,868	14,934	10,702	20,907	26,303	87,714	1.0	91,886	1.2	88,972	1.2
Subtotal	1,238,137	1,139,240	1,053,809	1,937,591	2,659,300	8,028,077	95.9	7,559,707	95.5	6,716,752	92.7
Leasing operations	73,552	57,846	33,312	61,120	52,869	278,699	3.3	280,054	3.5	408,744	5.6
Advances on foreign exchange contracts (2)	1,561	3,036	1,881	177	2,554	9,209	0.1	21,981	0.3	17,988	0.2
Subtotal	1,313,250	1,200,122	1,089,002	1,998,888	2,714,723	8,315,985	99.3	7,861,742	99.3	7,143,484	98.5
Other receivables (3)	3,739	535	998	8,561	47,467	61,300	0.7	52,629	0.7	106,947	1.5
Overall total on March 31, 2012	1,316,989	1,200,657	1,090,000	2,007,449	2,762,190	8,377,285	100.0
Overall total on December 31, 2011	1,216,792	1,064,151	1,012,535	1,950,476	2,670,417			7,914,371	100.0
Overall total on March 31, 2011	1,172,942	1,135,372	918,681	1,802,680	2,220,756					7,250,431	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012		2011
							Total on March 31 (C)	% (6)	Total on December 31 (C)	% (6)	Total on March 31 (C)	% (6)
Discounted trade receivables and loans (1)	541,916	519,291	403,224	941,743	1,384,347	3,009,658	6,800,179	52.6	6,284,464	52.2	4,800,254	46.0
Financing	205,594	203,647	185,393	534,786	916,194	2,700,782	4,746,396	36.8	4,253,336	35.4	3,490,648	33.5
Agricultural and agribusiness financing	1,814	4,188	1,880	9,951	21,199	155,499	194,531	1.5	211,909	1.8	287,936	2.8
Subtotal	749,324	727,126	590,497	1,486,480	2,321,740	5,865,939	11,741,106	90.9	10,749,709	89.4	8,578,838	82.3
Leasing operations	68,502	61,283	58,065	168,392	297,237	516,670	1,170,149	9.1	1,269,899	10.6	1,839,595	17.6
Subtotal	817,826	788,409	648,562	1,654,872	2,618,977	6,382,609	12,911,255	100.0	12,019,608	100.0	10,418,433	99.9
Other receivables (3)	96	63	63	187	272	604	1,285	-	2,903	-	4,271	0.1
Overall total on March 31, 2012	817,922	788,472	648,625	1,655,059	2,619,249	6,383,213	12,912,540	100.0
Overall total on December 31, 2011	745,929	704,247	621,251	1,526,637	2,421,194	6,003,253			12,022,511	100.0
Overall total on March 31, 2011	684,404	657,002	537,254	1,362,636	2,124,631	5,056,777					10,422,704	100.0

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	R$ thousand
	Overall total
	2012		2011
	Total on March 31 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	130,587,421	40.1	129,519,410	40.2	116,263,518	40.6
Financing	93,491,224	28.7	92,149,387	28.6	76,869,390	26.9
Agricultural and agribusiness financing	15,608,533	4.8	15,499,082	4.8	14,261,928	5.0
Subtotal	239,687,178	73.6	237,167,879	73.6	207,394,836	72.5
Leasing operations	10,514,062	3.2	11,550,837	3.6	15,008,077	5.2
Advances on foreign exchange contracts (2) - Note 11a	6,671,302	2.1	6,235,472	1.9	5,727,656	2.0
Subtotal	256,872,542	78.9	254,954,188	79.1	228,130,569	79.7
Other receivables (3)	12,875,981	4.0	13,713,677	4.3	11,781,196	4.1
Total loan operations	269,748,523	82.9	268,667,865	83.4	239,911,765	83.8
Sureties and guarantees (4)	50,932,177	15.7	48,479,356	15.1	42,466,252	14.8
Loan assignment (5)	421,561	0.1	516,098	0.2	406,420	0.1
Loan assignment – real estate receivables certificate	477,906	0.1	501,273	0.2	575,061	0.2
Co-obligation in rural loan assignment (4)	130,616	-	129,540	-	140,940	-
Loans available for imports (4)	1,486,594	0.5	1,700,341	0.5	1,570,061	0.6
Confirmed exports loans (4)	69,182	-	53,877	-	35,360	-
Acquisition of credit card receivables	2,161,280	0.7	1,878,512	0.6	1,335,733	0.5
Overall total on March 31, 2012	325,427,839	100.0
Overall total on December 31, 2011			321,926,862	100.0
Overall total on March 31, 2011					286,441,592	100.0

(1)  Including loans of credit card operations and operations for advances of credit card receivables in the amount of R$17,558,714 thousand (R$17,318,897 thousand on December 31, 2011 and R$15,890,839 thousand on March 31, 2011);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) in the amount of R$12,098,763 thousand (R$12,968,079 thousand on December 31, 2011 and R$10,619,139 thousand on March 31, 2011);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to March 31, 2012, December 31, 2011 and March 31, 2011, respectively, net of installments received; and

(6)  Ratio between each type and the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b)   By type and risk level

	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2012		2011
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Discounted trade receivables and loans	27,013,025	53,818,092	9,121,624	23,952,353	4,685,022	1,611,002	1,355,140	1,315,376	7,715,787	130,587,421	48.3	129,519,410	48.2	116,263,518	48.5
Financings	16,807,701	38,756,501	22,461,215	11,756,552	1,161,601	449,965	354,437	288,888	1,454,364	93,491,224	34.7	92,149,387	34.3	76,869,390	32.0
Agricultural and agribusiness financings	2,016,170	3,489,324	4,228,552	5,204,633	330,242	73,249	184,311	26,516	55,536	15,608,533	5.8	15,499,082	5.8	14,261,928	5.9
Subtotal	45,836,896	96,063,917	35,811,391	40,913,538	6,176,865	2,134,216	1,893,888	1,630,780	9,225,687	239,687,178	88.8	237,167,879	88.3	207,394,836	86.4
Leasing operations	104,353	2,749,325	1,707,047	4,603,785	458,115	134,266	122,499	86,363	548,309	10,514,062	3.9	11,550,837	4.3	15,008,077	6.3
Advances on foreign exchange contracts (2)	3,574,725	1,260,454	1,153,178	604,616	54,084	4,837	2,098	-	17,310	6,671,302	2.5	6,235,472	2.3	5,727,656	2.4
Subtotal	49,515,974	100,073,696	38,671,616	46,121,939	6,689,064	2,273,319	2,018,485	1,717,143	9,791,306	256,872,542	95.2	254,954,188	94.9	228,130,569	95.1
Other receivables	265,935	9,316,253	427,803	2,360,842	117,446	31,595	23,237	18,909	313,961	12,875,981	4.8	13,713,677	5.1	11,781,196	4.9
Overall total on March 31, 2012	49,781,909	109,389,949	39,099,419	48,482,781	6,806,510	2,304,914	2,041,722	1,736,052	10,105,267	269,748,523	100.0
%	18.5	40.6	14.5	18.0	2.5	0.9	0.8	0.6	3.6	100.00
Overall total on December 31, 2011	51,049,799	108,359,473	39,709,434	47,906,459	5,847,087	2,451,686	1,963,419	1,762,864	9,617,644			268,667,865	100.0
%	19.0	40.3	14.8	17.8	2.2	0.9	0.7	0.7	3.6			100.00
Overall total on March 31, 2011	41,147,991	102,110,974	23,543,513	54,867,429	4,750,573	1,918,768	1,735,478	1,367,745	8,469,294					239,911,765	100.0
%	17.2	42.6	9.8	22.9	2.0	0.8	0.6	0.6	3.5					100.0

(1)  Ratio between each type and the total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2012		2011
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	-	-	1,900,775	2,666,731	1,990,722	1,098,572	942,568	785,419	3,527,753	12,912,540	100.0	12,022,511	100.0	10,422,704	100.0
1 to 30	-	-	144,793	198,550	129,346	53,316	56,499	41,882	193,536	817,922	6.3	745,929	6.2	684,404	6.6
31 to 60	-	-	129,989	204,699	103,381	57,528	46,324	42,073	204,478	788,472	6.1	704,247	5.9	657,002	6.3
61 to 90	-	-	110,274	149,343	85,124	48,663	40,834	36,021	178,366	648,625	5.0	621,251	5.2	537,254	5.2
91 to 180	-	-	244,430	366,190	228,639	130,663	108,192	99,400	477,545	1,655,059	12.8	1,526,637	12.7	1,362,636	13.1
181 to 360	-	-	381,940	550,061	370,626	215,205	177,433	161,466	762,518	2,619,249	20.3	2,421,194	20.1	2,124,631	20.4
More than 360	-	-	889,349	1,197,888	1,073,606	593,197	513,286	404,577	1,711,310	6,383,213	49.5	6,003,253	49.9	5,056,777	48.4
Past due installments (2)	-	-	420,317	902,294	836,965	622,542	598,207	661,631	4,335,329	8,377,285	100.0	7,914,371	100.0	7,250,431	100.0
1 to 14	-	-	18,077	104,716	54,795	25,594	19,001	16,075	83,930	322,188	3.8	328,009	4.1	245,119	3.4
15 to 30	-	-	373,976	256,587	121,788	48,203	30,832	25,955	137,460	994,801	11.9	888,783	11.2	927,823	12.8
31 to 60	-	-	28,043	519,147	222,197	101,861	59,631	45,271	224,507	1,200,657	14.3	1,064,151	13.4	1,135,372	15.7
61 to 90	-	-	120	15,962	403,900	141,389	91,882	64,436	372,311	1,090,000	13.0	1,012,535	12.8	918,681	12.7
91 to 180	-	-	101	5,882	30,479	294,465	372,082	483,855	820,585	2,007,449	24.0	1,950,476	24.6	1,802,680	24.8
181 to 360	-	-	-	-	3,806	11,030	24,779	26,039	2,597,244	2,662,898	31.8	2,586,608	32.8	2,010,837	27.7
More than 360	-	-	-	-	-	-	-	-	99,292	99,292	1.2	83,809	1.1	209,919	2.9
Subtotal	-	-	2,321,092	3,569,025	2,827,687	1,721,114	1,540,775	1,447,050	7,863,082	21,289,825		19,936,882		17,673,135
Specific provision	-	-	23,211	107,071	282,769	516,335	770,387	1,012,935	7,863,082	10,575,790		9,875,415		8,298,470

(1)  Ratio between maturities and type of installments; and

(2)  Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Rule 2,682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2012		2011
										Total on March 31	% (1)	Total on December 31	% (1)	Total on March 31	% (1)
Outstanding installments	49,781,909	109,389,949	36,778,327	44,913,756	3,978,823	583,800	500,947	289,002	2,242,185	248,458,698	100.0	248,730,983	100.0	222,238,630	100.0
1 to 30	3,956,607	14,898,143	2,225,648	5,010,010	442,049	72,014	45,603	38,123	336,518	27,024,715	10.8	28,633,525	11.5	26,704,764	12.0
31 to 60	3,703,894	11,433,839	2,185,351	4,790,388	242,195	49,705	34,340	30,079	275,672	22,745,463	9.2	21,329,660	8.6	19,207,345	8.6
61 to 90	3,357,459	7,370,498	1,802,565	3,227,988	198,680	28,715	20,309	15,466	129,307	16,150,987	6.5	15,374,481	6.2	14,588,329	6.6
91 to 180	5,975,612	13,372,604	3,777,818	6,576,132	441,798	65,012	42,898	34,575	258,391	30,544,840	12.3	30,699,691	12.3	27,678,399	12.5
181 to 360	6,783,931	18,066,395	5,570,776	7,654,401	587,827	93,451	60,947	48,713	402,381	39,268,822	15.8	39,880,059	16.0	35,377,646	15.9
More than 360	26,004,406	44,248,470	21,216,169	17,654,837	2,066,274	274,903	296,850	122,046	839,916	112,723,871	45.4	112,813,567	45.4	98,682,147	44.4
Generic provision	-	546,950	367,783	1,347,412	397,882	175,140	250,474	202,301	2,242,185	5,530,127		5,654,244		5,438,685
Overall total on March 31, 2012 (2)	49,781,909	109,389,949	39,099,419	48,482,781	6,806,510	2,304,914	2,041,722	1,736,052	10,105,267	269,748,523
Existing provision	-	549,220	396,237	2,995,916	1,870,726	1,121,954	1,373,601	1,704,518	10,105,267	20,117,439
Minimum required provision	-	546,950	390,994	1,454,483	680,651	691,475	1,020,861	1,215,236	10,105,267	16,105,917
Excess provision	-	2,270	5,243	1,541,433	1,190,075	430,479	352,740	489,282	-	4,011,522
Overall total on December 31, 2011 (2)	51,049,799	108,359,473	39,709,434	47,906,459	5,847,087	2,451,686	1,963,419	1,762,864	9,617,644			268,667,865
Existing provision	-	544,037	402,283	3,163,170	1,571,653	1,189,907	1,324,226	1,727,528	9,617,644			19,540,448
Minimum required provision	-	541,801	397,094	1,437,193	584,707	735,506	981,709	1,234,005	9,617,644			15,529,659
Excess provision	-	2,236	5,189	1,725,977	986,946	454,401	342,517	493,523	-			4,010,789
Overall total on March 31, 2011 (2)	41,147,991	102,110,974	23,543,513	54,867,429	4,750,573	1,918,768	1,735,478	1,367,745	8,469,294					239,911,765
Existing provision	-	512,065	239,709	2,831,119	1,257,691	927,218	1,164,418	1,338,544	8,469,294					16,740,058
Minimum required provision	-	510,555	235,435	1,646,023	475,057	575,631	867,739	957,421	8,469,294					13,737,155
Excess provision	-	1,510	4,274	1,185,096	782,634	351,587	296,679	381,123	-					3,002,903

(1)  Ratio between maturities and types; and

(2)  The overall total includes performing loan operations in the amount of R$248,458,698 thousand (R$248,730,983 thousand on December 31, 2011 and R$222,238,630 thousand on March 31, 2011) and non-performing loan operations of R$21,289,825 thousand (R$19,936,882 thousand on December 31, 2011 and R$17,673,135 thousand on March 31, 2011).

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Notes to the Consolidated Financial Statements

d) Concentration of loan operations

	R$ thousand
	2012		2011
	March 31%		December 31%		March 31%
Largest borrower	2,459,030	0.9	2,387,821	0.9	2,320,839	1.0
10 largest borrowers	13,390,420	5.0	13,821,317	5.1	12,644,447	5.3
20 largest borrowers	22,003,023	8.2	22,701,156	8.4	19,731,269	8.2
50 largest borrowers	35,259,087	13.1	36,801,539	13.7	33,014,477	13.8
100 largest borrowers	46,021,948	17.1	47,718,776	17.8	42,363,261	17.7

e) By economic activity sector

	R$ thousand
	2012		2011
	March 31%		December 31%		March 31%
Public sector	757,485	0.3	1,046,107	0.4	1,008,058	0.4
Federal Government	473,514	0.2	764,524	0.3	609,564	0.2
Petrochemical	470,715	0.2	759,953	0.3	598,343	0.2
Financial intermediaries	2,799	-	4,571	-	11,221	-
State Government	283,971	0.1	281,583	0.1	398,494	0.2
Production and distribution of electricity	283,971	0.1	281,583	0.1	398,494	0.2
Private sector	268,991,038	99.7	267,621,758	99.6	238,903,707	99.6
Manufacturing	51,039,199	18.9	51,699,761	19.3	46,561,663	19.4
Food products and beverages	12,875,597	4.8	13,038,439	4.9	11,880,625	5.0
Steel, metallurgy and mechanics	8,074,260	3.0	8,226,165	3.1	7,946,450	3.3
Pulp and paper	3,962,803	1.5	3,809,106	1.4	3,025,499	1.3
Chemical	3,363,267	1.2	3,323,662	1.2	4,202,933	1.7
Oil refining and production of alcohol	3,227,648	1.2	3,384,333	1.2	2,150,942	0.9
Textiles and apparel	3,130,527	1.2	3,162,187	1.2	2,934,453	1.2
Light and heavy vehicles	2,750,041	1.0	2,849,552	1.1	2,164,101	0.9
Rubber and plastic articles	2,481,607	0.9	2,593,684	1.0	2,412,092	1.0
Electric and electronic products	2,129,878	0.8	2,229,114	0.8	1,901,961	0.8
Furniture and wood products	1,962,029	0.7	1,979,906	0.7	1,661,672	0.7
Extraction of metallic and non-metallic ores	1,716,717	0.6	1,678,188	0.6	1,700,383	0.7
Non-metallic materials	1,699,927	0.6	1,735,887	0.6	1,373,244	0.6
Automotive parts and accessories	1,118,923	0.4	1,032,833	0.4	993,373	0.4
Leather articles	728,941	0.3	764,423	0.3	527,081	0.2
Publishing, printing and reproduction	720,375	0.3	718,032	0.3	590,803	0.2
Other industries	1,096,659	0.4	1,174,250	0.5	1,096,051	0.5
Commerce	42,535,683	15.8	43,020,741	15.9	37,809,367	15.7
Merchandise in specialty stores	11,691,879	4.3	11,618,280	4.3	9,616,061	4.0
Food products, beverages and tobacco	4,861,639	1.8	4,925,626	1.8	4,249,558	1.8
Non-specialized retailer	4,023,795	1.5	4,074,965	1.5	3,687,769	1.5
Automobile	3,577,564	1.3	3,819,979	1.4	3,093,388	1.3
Clothing and footwear	3,232,515	1.2	3,443,340	1.3	3,339,685	1.4
Motor vehicle repairs, parts and accessories	3,035,501	1.1	3,006,566	1.1	2,582,997	1.1
Grooming and household articles	2,403,840	0.9	2,537,517	0.9	2,317,831	0.9
Waste and scrap	2,027,118	0.8	2,052,003	0.8	1,651,279	0.7

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	2012		2011
	March 31%		December 31%		March 31%
Fuel	1,863,808	0.7	1,796,472	0.7	1,649,099	0.7
Trade intermediary	1,619,103	0.6	1,667,237	0.6	1,447,770	0.6
Wholesale of goods in general	1,418,423	0.5	1,560,379	0.6	1,308,477	0.5
Agricultural products	1,367,345	0.5	1,155,006	0.4	1,628,063	0.7
Other commerce	1,413,153	0.6	1,363,371	0.5	1,237,390	0.5
Financial intermediaries	729,003	0.3	627,577	0.2	715,810	0.3
Services	63,031,680	23.3	61,859,298	23.1	51,771,689	21.6
Civil construction	15,519,003	5.8	14,954,989	5.6	11,990,332	5.0
Transportation and storage	15,225,315	5.6	15,132,820	5.6	13,033,801	5.4
Real estate activities, rentals and corporate services	10,845,090	4.0	10,877,787	4.0	9,829,455	4.1
Production and distribution of electric power, gas and water	4,998,440	1.9	4,945,479	1.8	4,765,562	2.0
Holding companies, legal, accounting and business advisory services	2,978,407	1.1	2,683,679	1.0	2,422,068	1.0
Hotels and catering	2,384,461	0.9	2,297,976	0.9	1,966,105	0.8
Social services, education, health, defense and social security	2,168,343	0.8	2,749,685	1.0	1,898,113	0.8
Clubs, leisure, cultural and sport activities	1,848,067	0.7	1,758,810	0.7	1,481,353	0.6
Telecommunications	513,688	0.2	577,396	0.2	433,151	0.2
Other services	6,550,866	2.3	5,880,677	2.3	3,951,749	1.7
Agriculture, cattle raising, fishing, forestry and timber industry	3,334,169	1.2	3,442,553	1.3	3,307,018	1.4
Individuals	108,321,304	40.2	106,971,828	39.8	98,738,160	41.2
Total	269,748,523	100.0	268,667,865	100.0	239,911,765	100.0

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Notes to the Consolidated Financial Statements

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2012	2011
	Past due	Outstanding	Total – non-performing loans				% March 31 YTD (2)	% December 31 YTD (2)	% March 31 YTD (2)
AA	-	-	-	49,781,909	49,781,909	18.5	18.5	19.0	17.2
A	-	-	-	109,389,949	109,389,949	40.6	59.1	59.3	59.8
B	420,317	1,900,775	2,321,092	36,778,327	39,099,419	14.5	73.6	74.1	69.6
C	902,294	2,666,731	3,569,025	44,913,756	48,482,781	18.0	91.6	91.9	92.5
Subtotal	1,322,611	4,567,506	5,890,117	240,863,941	246,754,058	91.6
D	836,965	1,990,722	2,827,687	3,978,823	6,806,510	2.5	94.1	94.1	94.5
E	622,542	1,098,572	1,721,114	583,800	2,304,914	0.9	95.0	95.0	95.3
F	598,207	942,568	1,540,775	500,947	2,041,722	0.8	95.8	95.7	95.9
G	661,631	785,419	1,447,050	289,002	1,736,052	0.6	96.4	96.4	96.5
H	4,335,329	3,527,753	7,863,082	2,242,185	10,105,267	3.6	100.0	100.0	100.0
Subtotal	7,054,674	8,345,034	15,399,708	7,594,757	22,994,465	8.4
Overall total on March 31, 2012	8,377,285	12,912,540	21,289,825	248,458,698	269,748,523	100.0
%	3.1	4.8	7.9	92.1	100.0
Overall total on December 31, 2011	7,914,371	12,022,511	19,936,882	248,730,983	268,667,865
%	2.9	4.5	7.4	92.6	100.0
Overall total on March 31, 2011	7,250,431	10,422,704	17,673,135	222,238,630	239,911,765
%	3.0	4.4	7.4	92.6	100.0

(1)  Ratio between risk level and total portfolio; and

(2)  Accumulated ratio between risk level and total portfolio.

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Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
	Minimum required provision	Minimum required					Additional	Existing	2012	2011
		Specific			Generic	Total			% March 31 YTD (1)	% December 31 YTD (1)	% March 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	546,950	546,950	2,270	549,220	0.5	0.5	0.5
B	1.0	4,203	19,008	23,211	367,783	390,994	5,243	396,237	1.0	1.0	1.0
C	3.0	27,069	80,002	107,071	1,347,412	1,454,483	1,541,433	2,995,916	6.2	6.6	5.2
Subtotal		31,272	99,010	130,282	2,262,145	2,392,427	1,548,946	3,941,373	1.6	1.7	1.6
D	10.0	83,697	199,072	282,769	397,882	680,651	1,190,075	1,870,726	27.5	26.9	26.5
E	30.0	186,763	329,572	516,335	175,140	691,475	430,479	1,121,954	48.7	48.5	48.3
F	50.0	299,103	471,284	770,387	250,474	1,020,861	352,740	1,373,601	67.3	67.4	67.1
G	70.0	463,142	549,793	1,012,935	202,301	1,215,236	489,282	1,704,518	98.2	98.0	97.9
H	100.0	4,335,329	3,527,753	7,863,082	2,242,185	10,105,267	-	10,105,267	100.0	100.0	100.0
Subtotal		5,368,034	5,077,474	10,445,508	3,267,982	13,713,490	2,462,576	16,176,066	70.3	71.3	72.1
Overall total on March 31, 2012		5,399,306	5,176,484	10,575,790	5,530,127	16,105,917	4,011,522	20,117,439	7.5
%		26.9	25.7	52.6	27.5	80.1	19.9	100.0
Overall total on December 31, 2011		5,153,888	4,721,527	9,875,415	5,654,244	15,529,659	4,010,789	19,540,448		7.3
%		26.4	24.2	50.6	28.9	79.5	20.5	100.0
Overall total on March 31, 2011		4,437,071	3,861,399	8,298,470	5,438,685	13,737,155	3,002,903	16,740,058			7.0
%		26.5	23.1	49.6	32.5	82.1	17.9	100.0

(1)  Ratio between existing allowance and total portfolio by risk level.

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Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Opening balance	19,540,448	19,090,910	16,289,671
- Specific provision (1)	9,875,415	9,173,336	7,898,327
- Generic provision (2)	5,654,244	5,908,620	5,389,925
- Excess provision (3)	4,010,789	4,008,954	3,001,419
Additions	3,298,274	2,957,792	2,534,045
Reductions	(2,721,283)	(2,508,254)	(2,083,658)
Closing balance	20,117,439	19,540,448	16,740,058
- Specific provision (1)	10,575,790	9,875,415	8,298,470
- Generic provision (2)	5,530,127	5,654,244	5,438,685
- Excess provision (3)	4,011,522	4,010,789	3,002,903

(1)  For operations with installments overdue for more than 14 days;

(2)  Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The excess provision per customer was classified according to the corresponding risk levels (Note 10f).

h) Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of recoveries of written-off credits, are as follows.

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Amount recorded	3,298,274	2,957,792	2,534,045
Amount recovered (1)	(653,185)	(748,077)	(613,490)
ALL expense net of amounts recovered	2,645,089	2,209,715	1,920,555

(1)  Classified in income from loan operations (Note 10j).

i) Changes in renegotiated portfolio

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Opening balance	8,658,167	8,289,875	6,911,604
Amount renegotiated	1,898,102	1,965,760	1,672,867
Amount received	(970,951)	(950,664)	(763,936)
Write-offs	(697,206)	(646,804)	(546,989)
Closing balance	8,888,112	8,658,167	7,273,546
Allowance for loan losses	5,696,825	5,521,460	4,582,520
Percentage on renegotiated portfolio	64.1%	63.8%	63.0%

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Notes to the Consolidated Financial Statements

j) Income on loan and leasing operations

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Discounted trade receivables and loans	8,187,899	8,172,259	7,184,960
Financings	3,088,048	2,955,790	2,426,774
Agricultural and agribusiness loans	242,086	259,022	276,512
Subtotal	11,518,033	11,387,071	9,888,246
Recovery of credits charged-off as loss	653,185	748,077	613,490
Subtotal	12,171,218	12,135,148	10,501,736
Leasing, net of expenses	362,162	397,988	444,858
Total	12,533,380	12,533,136	10,946,594

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balance sheet accounts

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Assets – other receivables
Exchange purchases pending settlement	9,635,831	8,480,963	10,984,526
Exchange sale receivables	3,303,953	1,479,467	5,590,026
(-) Advances in local currency received	(423,606)	(150,937)	(415,051)
Income receivable on advances granted	90,187	83,558	48,893
Total	12,606,365	9,893,051	16,208,394
Liabilities – other liabilities
Exchange sales pending settlement	3,297,709	1,487,949	5,573,821
Exchange purchase payables	9,322,575	7,865,472	11,206,544
(-) Advances on foreign exchange contracts	(6,671,302)	(6,235,472)	(5,727,656)
Other	4,113	5,338	7,039
Total	5,953,095	3,123,287	11,059,748
Net foreign exchange portfolio	6,653,270	6,769,764	5,148,646
Memorandum accounts:
- Loans available for imports	1,486,594	1,700,341	1,570,061
- Confirmed exports loans	69,182	53,877	35,360

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Notes to the Consolidated Financial Statements

Foreign exchange results in profit or loss

Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Foreign exchange operations in profit or loss	269,915	158,766	129,411
Adjustments:
- Income on foreign currency financing (1)	39,304	5,646	5,103
- Income on export financing (1)	124,427	106,504	114,571
- Income on foreign investments (2)	43,402	(21,556)	152
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(322,765)	(49,962)	(2,955)
- Funding expenses (4)	(79,729)	(84,562)	(71,059)
- Other	74,943	14,646	(56,209)
Total adjustments	(120,418)	(29,284)	(10,397)
Adjusted foreign exchange operations result	149,497	129,482	119,014

(1)  Recognized in “Income from loan operations;”

(2)  Recognized in “Income on securities transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments on foreign exchange transactions.

b)   Sundry

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Tax credits (Note 34c)	21,153,537	20,890,055	18,419,399
Credit card operations	14,260,043	14,846,591	11,954,872
Borrowers by escrow deposits	9,803,380	9,499,524	7,858,796
Prepaid taxes	5,110,981	4,767,423	1,493,252
Sundry borrowers	2,765,255	2,610,963	2,023,793
Trade and credit receivables (1)	1,500,485	1,497,373	1,614,387
Advances to Deposit Guarantee Fund (FGC)	304,435	350,100	487,096
Payments to be reimbursed	509,825	388,722	501,698
Receivables from sale of assets	63,464	65,369	69,542
Other	186,602	226,408	213,352
Total	55,658,007	55,142,528	44,636,187

(1)  Include receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Carrying amount
			2012	2011
			March 31	December 31	March 31
Real estate	524,160	(327,718)	196,442	189,314	114,542
Goods subject to special conditions	55,621	(55,621)	-	-	-
Vehicles and similar	359,360	(119,047)	240,313	245,901	274,184
Inventories/warehouse	94,442	-	94,442	77,345	28,822
Machinery and equipment	16,749	(6,081)	10,668	9,000	10,384
Other	19,566	(18,497)	1,069	999	1,104
Total on March 31, 2012	1,069,898	(526,964)	542,934
Total on December 31, 2011	1,044,964	(522,405)		522,559
Total on March 31, 2011	659,098	(230,062)			429,036

b)   Prepaid expenses

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Commission on the placement of financing (1)	1,607,875	1,292,428	675,777
Deferred insurance acquisition costs (2)	683,643	638,384	481,478
Advertising and marketing expenses (3)	112,513	75,543	91,492
Other (4)	412,541	366,323	149,481
Total	2,816,572	2,372,678	1,398,228

(1)  Commissions paid to storeowners and car dealers;

(2)  Commissions paid to brokers for the sale of insurance, pension plan and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)    INVESTMENTS

a)   Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2012	2011
	March 31	December 31	March 31
- IRB-Brasil Resseguros S.A.	508,157	473,548	444,682
- Integritas Participações S.A.	534,060	534,177	444,806
- BES Investimento do Brasil S.A.	106,634	103,538	95,612
- Other	255,306	265,992	166,200
Total in affiliates – in Brazil	1,404,157	1,377,255	1,151,300
- Tax incentives	239,542	239,646	240,089
- Other investments	695,528	697,826	546,425
Provision for:
- Tax incentives	(211,555)	(211,578)	(213,252)
- Other investments	(51,432)	(51,432)	(49,874)
Overall total of investments	2,076,240	2,051,717	1,674,688

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Notes to the Consolidated Financial Statements

b)   The adjustments resulting from the valuation using the equity method of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies” and R$40,167 thousand in the first quarter of 2012 (R$53,085 thousand in the fourth quarter of 2011 and R$34,188 thousand in the first quarter of 2011).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2012	2011
			Common	Preferred			1st Quarter	4th Quarter	1st Quarter
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,392,452	-	212	21.24%	162,246	34,461	36,136	27,100
BES Investimento do Brasil S.A. – Banco de Investimento	320,000	533,170	10,745	10,745	20.00%	26,480	5,296	4,264	3,579
Integritas Participações S.A.(2)	57,406	1,019,297	22,581	-	22.32%	(524)	(117)	2,740	(49)
Other (2)							527	9,945	3,558
Equity in the earnings (losses) of unconsolidated companies							40,167	53,085	34,188

(1)  Comprise participation in the results recorded periodically by the companies and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and

(2)  Based on financial information from prior months.

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Carrying Amount
				2012	2011
				March 31	December 31	March 31
Property and equipment:
- Buildings	4%	851,103	(364,296)	486,807	466,729	414,069
- Land	-	397,832	-	397,832	367,947	345,890
Facilities, furniture and equipment in use	10%	4,591,532	(2,309,698)	2,281,834	2,253,661	1,567,539
Security and communication systems	10%	235,196	(139,932)	95,264	85,102	81,230
Data processing systems	20 to 50%	4,006,272	(2,744,246)	1,262,026	1,211,424	1,241,589
Transportation systems	20%	54,808	(27,098)	27,710	27,770	12,454
Subtotal		10,136,743	(5,585,270)	4,551,473	4,412,633	3,662,771
Leased assets		6,218	(6,163)	55	210	2,999
Total on March 31, 2012		10,142,961	(5,591,433)	4,551,528
Total on December 31, 2011		9,934,997	(5,522,154)		4,412,843
Total on March 31, 2011		8,961,000	(5,295,230)			3,665,770

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Notes to the Consolidated Financial Statements

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$2,974,569 thousand (R$2,977,993 thousand on December 31, 2011 and R$2,567,678 thousand on March 31, 2011), which is due to the increase in their market price, based on appraisal reports prepared by independent experts in 2012, 2011 and 2010.

The fixed asset to reference shareholders’ equity ratio in the “economic-financial consolidated,” which includes all entities of the Group, is 19.94% (21.03% on December 31, 2011 and 17.41% on March 31, 2011), and in the “financial consolidated,” which includes only the financial institutions of the Group (ex.: bank, securities, etc.), is 47.72% (48.37% on December 31, 2011 and 47.74% on March 31, 2011), whereas the maximum limit is 50%.

The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and in the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from investment acquisitions amounted to R$3,796,987 thousand, net of accumulated amortization, when applicable, of which: (i) R$509,666 thousand represents the difference between the purchase price and the book value of the net assets acquired, which is recorded in Permanent Assets – Investments (BM&FBOVESPA and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$3,287,321 thousand representing future profitability/customer portfolio, which is amortized over twenty years, net of accrued amortization , when applicable.

In the first quarter of 2012, goodwill amortization totaled R$65,785 thousand (R$65,785 thousand in the fourth quarter of 2011 and R$65,735 thousand in the first quarter of 2011) (Note 29).

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Notes to the Consolidated Financial Statements

b)   Intangible assets

Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Carrying amount
				2012	2011
				March 31	December 31	March 31
Acquisition of banking services rights	Contract (4)	5,621,814	(2,531,637)	3,090,177	3,064,089	1,827,941
Software (2)	20% to 50%	5,282,599	(2,674,460)	2,608,139	2,516,295	2,110,197
Future profitability/customer portfolio (3)	Up to 20%	3,994,750	(707,429)	3,287,321	3,353,106	2,470,577
Other	20%	121,548	(80,510)	41,038	44,073	38,485
Total on March 31, 2012		15,020,711	(5,994,036)	9,026,675
Total on December 31, 2011		14,656,406	(5,678,843)		8,977,563
Total on March 31, 2011		11,173,081	(4,725,881)			6,447,200

(1)  Intangible assets are amortized over the estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, when applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of interest in Banco Ibi - R$917,363 thousand, Odontoprev - R$333,202 thousand, Ágora Corretora - R$139,272 thousand, Ibi México - R$24,582 thousand, Europ Assistance Serviços de Assistência Personalizados - R$21,659 thousand, Alelo (CBSS) - R$140,654 thousand, Cielo - R$408,014 thousand and Banco Berj - R$1,106,683 thousand, net of accrued amortization, when applicable; and

(4)  Based on each pay-back agreement.

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Notes to the Consolidated Financial Statements

c)   Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2011	3,064,089	2,516,295	3,353,106	44,073	8,977,563
Additions/reductions	216,525	200,271	-	5,505	422,301
Amortization for the period	(190,437)	(108,427)	(65,785)	(8,540)	(373,189)
Balance on March 31, 2012	3,090,177	2,608,139	3,287,321	41,038	9,026,675

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
● Demand deposits (1)	31,954,632	-	-	-	31,954,632	33,120,757	31,777,641
● Savings deposits (1)	59,924,012	-	-	-	59,924,012	59,656,319	54,624,988
● Interbank deposits	86,166	322,315	73,905	30,665	513,051	519,787	252,249
● Time deposits (2)	14,494,133	13,033,287	11,680,443	82,276,991	121,484,854	124,127,364	116,054,512
● Other – investment deposits	-	-	-	-	-	-	1,113,049
Overall total on March 31, 2012	106,458,943	13,355,602	11,754,348	82,307,656	213,876,549
%	49.8	6.2	5.5	38.5	100.0
Overall total on December 31, 2011	106,591,857	13,966,392	11,550,087	85,315,891		217,424,227
%	49.1	6.4	5.3	39.2		100.0
Overall total on March 31, 2011	95,562,421	10,695,214	21,542,930	76,021,874			203,822,439
%	46.9	5.2	10.6	37.3			100.0

(1)   Classified as “1 to 30 days”, not considering average historical turnover; and

(2)   Considers the actual maturities of investments.

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Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Own portfolio	90,307,613	16,622,858	6,382,126	32,305,271	145,617,868	128,895,522	120,774,698
● Government securities	87,935,070	104,656	191,814	7,454	88,238,994	75,805,501	67,819,188
● Debentures of own issuance	1,019,007	16,518,202	6,190,312	31,714,254	55,441,775	49,776,967	48,351,422
● Foreign	1,353,536	-	-	583,563	1,937,099	3,313,054	4,604,088
Third-party portfolio (1)	60,385,537	1,509,283	-	-	61,894,820	57,751,033	50,793,391
Unrestricted portfolio (1)	3,436,595	2,197,172	783,584	-	6,417,351	10,801,671	7,420,692
Overall total on March 31, 2012 (2)	154,129,745	20,329,313	7,165,710	32,305,271	213,930,039
%	72.1	9.5	3.3	15.1	100.0
Overall total on December 31, 2011 (2)	144,001,693	11,603,596	5,209,609	36,633,328		197,448,226
%	72.9	5.9	2.6	18.6		100.0
Overall total on March 31, 2011 (2)	122,313,854	14,239,721	6,010,479	36,424,727			178,988,781
%	68.3	8.0	3.3	20.4			100.0

(1)  Represented by government securities; and

(2)  Includes R$41,307,953 thousand (R$43,303,145 thousand on December 31, 2011 and R$40,961,895 thousand on March 31, 2011) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Securities - Brazil:
- Mortgage bonds	60,351	578,917	642,245	1,244	1,282,757	1,309,705	1,294,024
- Letters of credit for real estate	213,246	855,820	1,685,276	84,112	2,838,454	2,143,931	1,197,290
- Letters of credit for agribusiness	112,908	792,600	1,058,840	510,617	2,474,965	2,538,970	1,815,674
- Financial bills	382,238	4,367,656	7,839,329	19,815,744	32,404,967	27,119,678	11,521,193
- Debentures (1)	-	-	-	-	-	-	763,547
Subtotal	768,743	6,594,993	11,225,690	20,411,717	39,001,143	33,112,284	16,591,728
Securities - abroad:
- MTN Program Issues (2)	42,084	93,678	51,926	5,786,528	5,974,216	4,496,842	1,635,574
- Securitization of future flow of money orders received from abroad (Note 16d)	7,083	280,507	365,139	2,877,855	3,530,584	3,939,216	3,501,841
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (Note 16d)	-	-	-	-	-	-	272
- Issuance costs	-	-	-	(23,595)	(23,595)	(26,180)	(28,416)
Subtotal	49,167	374,185	417,065	8,640,788	9,481,205	8,409,878	5,109,271
Overall total on March 31, 2012	817,910	6,969,178	11,642,755	29,052,505	48,482,348
%	1.7	14.4	24.0	59.9	100.0
Overall total on December 31, 2011	354,086	6,121,755	8,032,602	27,013,719		41,522,162
%	0.9	14.7	19.3	65.1		100.0
Overall total on March 31, 2011	350,710	2,751,735	2,211,697	16,386,857			21,700,999
%	1.6	12.7	10.2	75.5			100.0

(1)  Past due transactions in May 2011 referring to issuances of debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares; and

(2)  Issuance of securities in the foreign market for costumers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, the Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debt and settled through future cash flows of the underlying assets, which basically include:

(i)  Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent; and

(ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil. The operation was concluded in June 2011.

Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2012	2011
				March 31	December 31	March 31
Securitization of future flow of money orders received from abroad	7.28.2004	305,400	8.20.2012	8,992	18,575	38,786
	6.11.2007	481,550	5.20.2014	227,507	263,494	305,569
	6.11.2007	481,550	5.20.2014	227,391	263,368	304,956
	12.20.2007	354,260	11.20.2014(1)	-	205,980	227,698
	12.20.2007	354,260	11.20.2014	181,892	205,980	227,698
	3.6.2008	836,000	5.22.2017 (2)	909,671	936,559	813,412
	12.19.2008	1,168,500	2.20.2019 (3)	909,418	936,222	813,128
	12.17.2009	133,673	11.20.2014	113,469	128,514	121,808
	12.17.2009	133,673	2.20.2017	135,708	139,806	121,304
	12.17.2009	89,115	2.20.2020	90,447	93,180	80,847
	8.20.2010	307,948	8.21.2017	317,852	327,259	284,212
	9.29.2010	170,530	8.21.2017	181,660	187,001	162,423
	11.16.2011 (4)	88,860	11.20.2018	90,774	93,437	-
	11.16.2011 (5)	133,290	11.22.2021	135,803	139,841	-
Total		5,038,609		3,530,584	3,939,216	3,501,841
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011(6)	-	-	272
Total		800,818		-	-	272

(1)    Security repurchased on March 29, 2012;

(2)    The maturity date was postponed from May 20, 2015 to May 22, 2017;

(3)    The maturity date was postponed from February 20, 2015 to February 20, 2019;

(4)    New issuance of securities abroad totaling US$50,000 thousand;

(5)    New issuance of securities abroad totaling US$75,000 thousand; and

(6)    Security settled on June 15, 2011.

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Notes to the Consolidated Financial Statements

e)   Expenses with funding and adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Savings deposits	942,386	947,212	878,542
Time deposits	2,905,016	3,291,411	3,104,382
Federal funds purchased and securities sold under agreements to repurchase	4,679,914	4,764,438	4,529,373
Funds from issuance of securities	1,095,909	969,723	499,880
Other funding expenses	97,418	101,274	88,650
Subtotal	9,720,643	10,074,058	9,100,827
Expenses for adjustment for inflation and interest on technical reserves from insurance, pension plans and capitalization bonds	2,197,321	2,045,254	1,703,001
Total	11,917,964	12,119,312	10,803,828

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Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Abroad	1,552,224	5,404,628	3,335,496	1,060,699	11,353,047	17,257,441	9,691,705
Overall total on March 31, 2012	1,552,224	5,404,628	3,335,496	1,060,699	11,353,047
%	13.7	47.6	29.4	9.3	100.0
Overall total on December 31, 2011	6,939,857	5,271,854	3,548,346	1,497,384		17,257,441
%	40.2	30.5	20.6	8.7		100.0
Overall total on March 31, 2011	1,029,848	5,226,114	2,559,738	876,005			9,691,705
%	10.7	53.9	26.4	9.0			100.0

b)   Onlending

	R$ thousand
	2012					2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
In Brazil	1,158,842	5,334,656	4,747,324	24,421,368	35,662,190	35,905,497	31,795,382
- National Treasury	-	-	39,279	-	39,279	56,455	35,016
- BNDES	490,263	2,387,661	1,501,659	8,513,856	12,893,439	13,058,100	11,977,353
- CEF	1,710	7,669	9,203	47,675	66,257	69,031	86,877
- FINAME	666,869	2,938,075	3,197,183	15,859,230	22,661,357	22,720,060	19,695,512
- Other institutions	-	1,251	-	607	1,858	1,851	624
Abroad	97,006	-	-	-	97,006	83,998	13,551
Overall total on March 31, 2012	1,255,848	5,334,656	4,747,324	24,421,368	35,759,196
%	3.5	14.9	13.3	68.3	100.0
Overall total on December 31, 2011	1,143,641	4,494,188	5,665,158	24,686,508		35,989,495
%	3.2	12.5	15.7	68.6		100.0
Overall total on March 31, 2011	1,163,277	3,704,082	4,892,731	22,048,843			31,808,933
%	3.7	11.6	15.4	69.3			100.0

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Notes to the Consolidated Financial Statements

c)   Borrowing and onlending expenses

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Borrowing:
- In Brazil	553	2,223	1,023
- Abroad	33,189	38,131	18,229
Subtotal borrowing	33,742	40,354	19,252
Onlending in Brazil:
- National Treasury	215	954	179
- BNDES	208,903	204,216	181,927
- CEF	1,327	1,425	1,749
- FINAME	303,413	277,325	222,398
- Other institutions	9	42	5
Onlending abroad:
- Payables to foreign bankers (Note 11a)	322,765	49,962	2,955
- Other expenses with foreign onlending	(846,201)	362,721	(443,825)
- Exchange variation from investments abroad	430,455	(345,534)	-
Subtotal onlending	420,886	551,111	(34,612)
Total	454,628	591,465	(15,360)

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements; however,  there are ongoing proceedings whose chances of success are assessed as probable, such as: a) Social Integration Program (PIS), claiming the offset of PIS on Gross Operating Income, paid in accordance with Decree-Laws 2,445/88 and 2,449/88, regarding the payment exceeding the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, whose decision may lead to the reimbursement of the amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Bradesco Organization is currently a party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

Provisions were recorded by the Management based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be reversed or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

               I -   Labor claims

These are claims brought by former employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposit to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is assessed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages and are not events that cause a significant impact on our financial position.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the adjustment for inflation of savings accounts balances due to economic plans which were part of the federal government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Regarding the disputes related to economic plans, it is worth noting two aspects: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as the legal periods for new claims has expired; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up to final decision to be rendered by it.

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Notes to the Consolidated Financial Statements

               I -   Legal obligations – provision for tax risks

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although there are good chances for a favorable outcome in the medium and long terms, based on the opinion of the legal advisors.

The main issues are:

-   Cofins – R$6,799,780  thousand: a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

-   INSS Autonomous Brokers – R$1,042,957 thousand: we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

-   IRPJ/Loan Losses – R$720,757 thousand: we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

-   CSLL – Deductibility on the IRPJ calculation basis – R$661,192 thousand: we are requesting to calculate and pay income tax due, related to the 1997 base year and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-   PIS – R$296,023 thousand: we are requesting the authorization to offset amounts overpaid in 1994 and 1995 base years as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

                 II -    Provisions by nature

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Labor claims	2,362,826	2,315,859	1,630,771
Civil claims	3,424,442	3,345,225	2,731,484
Subtotal (1)	5,787,268	5,661,084	4,362,255
Provision for tax risks (2)	13,157,195	12,463,489	9,714,175
Total	18,944,463	18,124,573	14,076,430

(1)  Note 20b; and

(2)  Classified under “Other liabilities – tax and social security” (Note 20a).

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Notes to the Consolidated Financial Statements

                  V -    Changes in provisions

	R$ thousand
	2012
	Labor	Civil	Tax (1)
Balance on December 31, 2011	2,315,859	3,345,225	12,463,489
Adjustment for inflation	66,314	107,445	246,465
Net reversals and write-offs	113,749	57,241	460,577
Payments	(133,096)	(85,469)	(13,336)
Balance on March 31, 2012	2,362,826	3,424,442	13,157,195

(1)  Substantially comprised of legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceedings with this classification are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$584,356 thousand. In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected; and b) income tax and social contribution related to 2006 to 2009, related to the goodwill amortization disallowance on the acquisition of Tempo Serviços Ltda. in the amount of R$378,551 thousand.

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Notes to the Consolidated Financial Statements

19)    SUBORDINATED DEBT

					R$ thousand
					2012	2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a. - 0.4914% p.a.) or
2012 (1)	5	1,419,126	R$	IPCA + (7.1019% p.a. - 7.632% p.a.)	2,304,322	2,707,250	3,217,067
				100.0% of CDI rate + (0.344% p.a. - 1.0817% p.a.) or
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.1863% p.a.)	906,872	881,983	804,836
2015	6	1,230,302	R$	IPCA + (6.92% p.a. – 8.55% p.a.)	1,775,756	1,715,944	1,550,548
2016	6	500	R$	IPCA + 7.1292% p.a.	668	647	590
2017	6	7,100	R$	IPCA + (7.3026% p.a. - 7.5482% p.a.)	7,753	7,504	-
2018	6	60,800	R$	IPCA + (6.0860% p.a. - 6.2331% p.a.)	62,160	-	-
2012 (2)	10	256,201	R$	100.0% of CDI rate + (0.75% p.a. - 0.87% p.a.)	989,638	2,025,858	1,851,169
2019	10	20,000	R$	IPCA + (7.76% p.a.)	28,313	27,398	24,845
Financial bills:
2011 (3)	5	-	R$	103.0% of CDI rate	-	-	2,732,395
2012	5	995,978	R$	103.0% of CDI rate	1,680,295	1,638,758	1,503,504
2014	6	1,000,000	R$	112.0% of CDI rate	1,458,985	1,419,811	1,292,862
2015	6	44,394	R$	108% to 112.0% of CDI rate	60,307	58,712	53,537
				IGPM rate + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate + 13.0949% p.a.
2016	6	102,018	R$	108% to 110.0% of CDI rate	120,898	117,388	107,187
				100% of CDI rate + (1.2685% p.a. - 1.3656% p.a.)
				IGPM rate + (5.7745% p.a. - 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.4724% p.a.)
				Fixed rate + (11.7493% p.a. - 13.8609% p.a.)
2017 (4)	6	8,623,899	R$	104% to 112.5% of CDI rate	8,923,289	9,001,906	1,915,812
				100% of CDI rate + (1.1784% p.a. - 1.3061% p.a.)
				IGPM rate + (5.5127% p.a. - 6.2626% p.a.)
				IPCA + (5.0350% p.a. - 6.2822% p.a.)
				Fixed rate + (11.4604% p.a. - 12.1754% p.a.)
2018 (5)	6	3,192,103	R$	108% a 112.% of CDI rate	3,232,476	-	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	50,838	49,247	44,780

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Notes to the Consolidated Financial Statements

					R$ thousand
					2012	2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
				IGPM rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	152,998	149,177	-
2018	8	50,000	R$	IGPM rate + 7.0670% p.a.	58,043	56,720	52,447
				IPCA + (5.2776% p.a. - 6.1757% p.a.)
2019	7	21,711	R$	Fixed rate + 11.7550% p.a.	22,071	-	-
				IGPM rate + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate + 13.3381% p.a.	13,731	13,322	505
				IGPM rate + 5.5341% p.a.
				IPCA + (5.3870% p.a. - 6.1386% p.a.)
2020	8	13,058	R$	Fixed rate + (11.7681% p.a. - 11.8661% p.a.)	13,178	-	-
2012 (6)	10	13,029	R$	101.5% of CDI rate	46,700	606,852	3,454,385
				IGPM rate + 6.0358% p.a. – 6.6244%p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate + 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	20,212	19,668	1,748
				IPCA + (5.7708% p.a. - 6.0358% p.a.)
2022	10	2,452	R$	Fixed rate + (12.3398% p.a. - 12.4377% p.a.)	2,490	-	-
CDB pegged to loan operations:
2012 to 2016	from 2 to 5	7,205	R$	104% to 112.5% of CDI rate	7,593	7,900	2,270
Subtotal in Brazil					21,939,586	20,506,045	18,610,487
Abroad:
2011 (7)	10	353,700	US$	10.25% p.a. rate	-	-	251,380
2012 (8)	10	315,186	Yen	4.05% p.a. rate	394,063	428,857	349,480
2013	10	1,434,750	US$	8.75% p.a. rate	944,652	936,511	812,643
2014	10	801,927	Euro	8.00% p.a. rate	565,161	555,017	537,468
2019	10	1,333,575	US$	6.75% p.a. rate	1,367,087	1,446,390	1,252,861
2021	11	1,600,000	US$	5.90% p.a. rate	2,943,407	3,067,402	2,623,759
2022 (9)	11	1,100,000	US$	5.75% p.a. rate	2,007,515	-	-
Issuance costs on funding					(39,220)	(30,131)	(29,929)
Subtotal abroad					8,182,665	6,404,046	5,797,662
Overall total					30,122,251	26,910,091	24,408,149

(1)  Early settlement of subordinated debt amounting to R$718,702 thousand in June 2011 and R$461.505 thousand in February 2012;

(2)  Early settlement of subordinated debt amounting to R$1,065,699 thousand in February 2012;

(3)  Subordinated debt operations falling due in June 2011;

(4)  Issue of financial bills, of which: (i) R$164,421 in April 2011; (ii) R$488,688 thousand in May 2011; (iii) R$954,916 thousand in June 2011; (iv) R$81,927 thousand in July 2011; (v) R$3,741,163 thousand in August 2011; (vi) R$923,460 thousand in September 2011; (vii) R$27,250 thousand in October 2011; (viii) R$260,442 thousand in November 2011; and (ix) R$95,986 thousand in December 2011, maturing in 2017;

(5)  Issue of financial bills, of which: (i) R$303,079 thousand in January 2012; (ii) R$2,029,586 thousand in February 2012; and
(iii) R$859,438 thousand in March 2012, maturing in 2018;

(6)  Early settlement of subordinated debt amounting to R$2,960,895 thousand in September 2011; and subordinated debt operations amounting to R$570,470 thousand, falling due in March 2012;

(7)  Subordinated debt operations falling due in December 2011;

(8)  Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.; and

(9)  In March 2012, subordinated debts totaling US$1,100,000 thousand was issued abroad with a 5.75% p.a. rate, falling due in March 2022.

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Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Provision for tax risks (Note 18b IV)	13,157,195	12,463,489	9,714,175
Provision for deferred income tax (Note 34f)	4,483,019	4,824,991	4,960,599
Taxes and contributions on profits payable	1,747,337	3,050,869	1,696,407
Taxes and contributions payable	963,689	582,341	890,495
Total	20,351,240	20,921,690	17,261,676

b)   Sundry

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Credit card operations	11,687,127	12,678,343	10,086,133
Provision for payments	4,279,589	4,215,108	3,741,552
Civil and labor provisions (Note 18b IV)	5,787,268	5,661,084	4,362,255
Sundry creditors	3,007,301	3,438,299	2,621,521
Liabilities for acquisition of assets and rights	2,068,566	2,103,213	1,226,399
Liabilities for official agreements	289,884	411,056	275,664
Other	1,215,146	1,315,943	943,500
Total	28,334,881	29,823,046	23,257,024

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Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLAN AND CAPITALIZATION BOND OPERATIONS

a)     Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2012	2011		2012	2011		2012	2011		2012	2011
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	592,880	709,016	680,800	80,022,922	77,492,774	65,753,158	-	-	-	80,615,802	78,201,790	66,433,958
Mathematical reserve for vested benefits	138,900	137,848	127,356	5,496,631	5,397,832	5,166,975	-	-	-	5,635,531	5,535,680	5,294,331
Mathematical reserve for redemptions	-	-	-	-	-	-	3,983,424	3,838,024	3,241,254	3,983,424	3,838,024	3,241,254
Reserve for claims incurred but not reported (IBNR)	1,174,948	1,104,952	1,380,431	834,063	743,826	657,985	-	-	-	2,009,011	1,848,778	2,038,416
Unearned premium reserve	1,931,012	1,966,745	1,746,578	170,545	158,927	89,989	-	-	-	2,101,557	2,125,672	1,836,567
Contribution deficiency reserve (4)	-	-	-	3,705,640	3,636,981	3,497,357	-	-	-	3,705,640	3,636,981	3,497,357
Reserve for unsettled claims	2,826,465	2,508,979	1,950,944	1,014,185	1,000,549	893,690	-	-	-	3,840,650	3,509,528	2,844,634
Reserve for risk fluctuation	-	-	-	608,596	635,843	621,576	-	-	-	608,596	635,843	621,576
Premium deficiency reserve	-	-	-	471,056	473,682	542,117	-	-	-	471,056	473,682	542,117
Reserve for financial surplus	-	-	-	399,843	379,694	366,736	-	-	-	399,843	379,694	366,736
Reserve for drawings and redemptions	-	-	-	-	-	-	510,542	559,177	504,588	510,542	559,177	504,588
Reserve for administrative expenses	-	-	-	100,509	98,794	98,359	162,380	164,794	139,052	262,889	263,588	237,411
Provision for contingencies	-	-	-	-	-	-	6,949	9,299	6,048	6,949	9,299	6,048
Other reserves	1,764,919	1,646,016	1,655,358	1,036,723	989,241	859,184	-	-	-	2,801,642	2,635,257	2,514,542
Total reserves	8,429,124	8,073,556	7,541,467	93,860,713	91,008,143	78,547,126	4,663,295	4,571,294	3,890,942	106,953,132	103,652,993	89,979,535

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “individual health” portfolio made to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;

(2)  Includes personal insurance and pension plan operations;

(3)  “Other reserves” – Life and Pension Plan basically refers to “Reserve for unvested benefits (Life)”, “Reserve for redemption and other amounts to rectify,” and “Reserve for benefits to rectify;” and

(4)  The contribution deficiency reserve for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a. For disability plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

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Notes to the Consolidated Financial Statements

b)     Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012	2011		2012	2011		2012	2011		2012	2011
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Health	4,126,700	4,020,463	3,736,838	-	-	-	-	-	-	4,126,700	4,020,463	3,736,838
Auto/RCF	2,493,288	2,473,454	2,216,067	-	-	-	-	-	-	2,493,288	2,473,454	2,216,067
DPVAT	138,920	116,405	103,172	343,448	282,057	240,162	-	-	-	482,368	398,462	343,334
Life	15,605	16,262	13,838	4,188,576	3,984,996	3,368,171	-	-	-	4,204,181	4,001,258	3,382,009
Basic lines	1,654,611	1,446,972	1,471,552	-	-	-	-	-	-	1,654,611	1,446,972	1,471,552
Unrestricted Benefits Generating Plan – PGBL to be granted	-	-	-	15,720,478	15,457,576	13,535,192	-	-	-	15,720,478	15,457,576	13,535,192
Long-Term Life Insurance – VGBL - to be granted	-	-	-	54,894,227	52,775,640	43,634,113	-	-	-	54,894,227	52,775,640	43,634,113
Pension plans	-	-	-	18,713,984	18,507,874	17,769,488	-	-	-	18,713,984	18,507,874	17,769,488
Capitalization bonds	-	-	-	-	-	-	4,663,295	4,571,294	3,890,942	4,663,295	4,571,294	3,890,942
Total technical reserves	8,429,124	8,073,556	7,541,467	93,860,713	91,008,143	78,547,126	4,663,295	4,571,294	3,890,942	106,953,132	103,652,993	89,979,535

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Notes to the Consolidated Financial Statements

c)     Guarantees of technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012	2011		2012	2011		2012	2011		2012	2011
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Total technical reserves	8,429,124	8,073,556	7,541,467	93,860,713	91,008,143	78,547,126	4,663,295	4,571,294	3,890,942	106,953,132	103,652,993	89,979,535
(-) Portion corresponding to contracted reinsurance	(844,548)	(652,686)	(698,110)	(6,918)	(8,490)	(7,645)	-	-	-	(851,466)	(661,176)	(705,755)
(-) Deposits retained at IRB and court deposits	(23,500)	(23,102)	(38,110)	(65,461)	(68,703)	(60,639)	-	-	-	(88,961)	(91,805)	(98,749)
(-) Receivables	(739,682)	(772,878)	(684,693)	-	-	-	-	-	-	(739,682)	(772,878)	(684,693)
(-) Reserves from DPVAT agreements	(90,008)	(109,339)	(88,653)	(340,346)	(278,503)	(236,552)	-	-	-	(430,354)	(387,842)	(325,205)
To be insured	6,731,386	6,515,551	6,031,901	93,447,988	90,652,447	78,242,290	4,663,295	4,571,294	3,890,942	104,842,669	101,739,292	88,165,133
Investment fund quotas (VGBL and PGBL)	-	-	-	70,614,704	68,233,216	57,169,305	-	-	-	70,614,704	68,233,216	57,169,305
Investment fund quotas (excluding VGBL and PGBL)	6,908,576	6,903,381	6,199,225	16,247,133	16,372,406	14,639,625	4,182,004	4,075,664	3,512,070	27,337,713	27,351,451	24,350,920
Government securities	-	-	88,653	4,793,943	4,660,749	4,703,143	-	-	-	4,793,943	4,660,749	4,791,796
Private securities	38,909	86,803	51,186	581,760	569,495	610,383	229,891	221,170	221,175	850,560	877,468	882,744
Shares	3,193	2,802	2,851	1,406,511	1,280,110	1,536,783	401,440	364,498	357,728	1,811,144	1,647,410	1,897,362
Total guarantees of technical reserves	6,950,678	6,992,986	6,341,915	93,644,051	91,115,976	78,659,239	4,813,335	4,661,332	4,090,973	105,408,064	102,770,294	89,092,127

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Notes to the Consolidated Financial Statements

d)     Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Written premiums	4,623,551	4,501,557	3,951,405
Pension plan contributions (including VGBL)	4,090,324	5,926,829	3,316,970
Capitalization bond income	795,493	798,266	649,328
Granted coinsurance premiums	(60,353)	(51,650)	(41,020)
Refunded premiums	(31,462)	(37,323)	(32,043)
Net written premiums	9,417,553	11,137,679	7,844,640
Reinsurance premiums	(68,819)	(80,974)	(57,292)
Insurance, pension plan and capitalization bond retained premiums	9,348,734	11,056,705	7,787,348

22)    NON-CONTROLLING INTEREST IN SUBSIDIARIES

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Banco Bradesco BBI S.A.	118,823	116,600	110,055
Other (1)	511,441	498,658	463,923
Total	630,264	615,258	573,978

(1)  Mainly related to the non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Breakdown of capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2012	2011
	March 31	December 31	March 31
Common shares	1,912,397,390	1,912,397,390	1,912,397,390
Preferred shares	1,912,397,191	1,912,397,191	1,912,397,191
Subtotal	3,824,794,581	3,824,794,581	3,824,794,581
Treasury (common shares)	(2,559,000)	(2,487,000)	(2,487,000)
Treasury (preferred shares)	(4,466,400)	(4,466,400)	-
Total outstanding shares	3,817,769,181	3,817,841,181	3,822,307,581

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Notes to the Consolidated Financial Statements

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181
Shares acquired and not cancelled	(72,000)	-	(72,000)
Number of outstanding shares as of March 31, 2012	1,909,838,390	1,907,930,791	3,817,769,181

The Special Shareholders’ Meeting held on March 10, 2011 resolved to increase capital stock by R$100,000 thousand, from R$30,000,000 thousand to R$30,100,000 thousand, through the use of the balance held in the “Capital Reserve – Tax Incentives – Income tax, Restatement of Equity Securities and Share Fractions” account and a portion of the balance of the “Capital Reserve – Share Premium and Profit Reserve – Legal Reserve” account, without the issuance of shares. The process was approved by Bacen on March 18, 2011.

c)   Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, amended by Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided that there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

The Board of Directors’ meeting held on June 27, 2011 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2011, in the amount of R$624,187 thousand, at R$0.155520588 (net of 15% withholding income tax – R$0.132192500) per common share and R$0.171072647 (net of 15% withholding income tax – R$0.145411750) per preferred share, which was paid on July 18, 2011.

The Board of Directors’ meeting held on August 29, 2011 approved the Board of Executive Officers’ proposal to boost by 10% the amount of monthly dividends, prepaid to shareholders in compliance with the Monthly Compensation Treatment, increasing from R$0.013219250 to R$0.014541175, referred to common shares and from R$0.014541175 to R$0.015995293, to preferred shares, in effect as of dividends for September 2011, paid on October 3, 2011, benefiting shareholders enrolled on September 1, 2011.

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Notes to the Consolidated Financial Statements

The Board of Directors’ meeting held on December 12, 2011 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2011, in the amount of R$2,309,800 thousand, at R$0.576206221 (net of 15% withholding income tax – R$0.489775288) per common share and R$0.633826844 (net of 15% withholding income tax – R$0.538752817) per preferred share, which was paid on March 8, 2012.

The Board of Directors’ Meeting held on March 7, 2012 approved the Board of Executive Officers’ proposal to increase by 10% the value of monthly dividends, paid in advance to shareholders, in compliance with the Monthly Compensation Methodology, from R$0.014541175 to R$0.015995293, corresponding to common shares, and from R$0.015995293 to R$0.017594822, corresponding to preferred shares, in effect since dividends related to April 2012, payable on May 2, 2012, benefiting shareholders registered on April 2, 2012.

Interest on shareholders’ equity and dividends related to the period ended March 31, 2012 is calculated as follows:

	R$ thousand	% (1)
Net income for the quarter	2,792,536
(-) Legal reserve	(139,627)
Adjusted calculation basis	2,652,909
Interest on shareholders’ equity (gross) provisioned	777,420
Withholding income tax on interest on shareholders’ equity	(116,613)
Interest on shareholders’ equity (net)	660,807
Monthly dividends, paid and provisioned	174,860
Interest on shareholders’ equity (net) and dividends on March 31, 2012	835,667	31.50
Interest on shareholders’ equity (net) and dividends on March 31, 2011	808,583	31.50

(1)    Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid or recorded in provision, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly dividends paid	0.039658	0.043624	156,635	-	156,635
Supplementary interest on shareholders’ equity paid	0.191102	0.210213	766,998	115,050	651,948
Total on March 31, 2011 YTD	0.230760	0.253837	923,633	115,050	808,583
Monthly dividends paid and provisioned	0.043624	0.047986	174,860	-	174,860
Supplementary interest on shareholders’ equity provisioned	0.193579	0.212937	777,420	116,613	660,807
Total on March 31, 2012 YTD	0.237203	0.260923	952,280	116,613	835,667

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Treasury shares

The Board of Directors’ meeting held on December 20, 2010 authorized the acquisition of up to 15,000,000 no-par, registered book-entry shares issued by Bradesco, of which 7,500,000 are common shares and 7,500,000 preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. This authorization was valid until June 21, 2011. The Board of Directors’ meeting held on June 20, 2011 approved the renewal of the share acquisition term based on the same previous conditions. The new authorization was valid up to December 22, 2011. The Board of Directors’ meeting held on December 21, 2011 resolved the renewal of the term for the share acquisition, based on the same prior conditions. The new authorization will be effective up to June 23, 2012.

As of March 31, 2012, 2,559,000 common shares and 4,466,400 preferred shares had been acquired, totaling R$184,935 thousand, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.36814 and R$26.83286, respectively, and R$26.20576, R$26.87120 and R$27.54291 per preferred share, respectively. The market value of the shares, as at March 31, 2012, was R$27.32 per common share and R$31.89 per preferred share.

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Notes to the Consolidated Financial Statements

24)  FEE AND COMMISSION INCOME

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Credit card income	1,333,831	1,337,277	1,112,954
Checking account	747,981	747,836	649,485
Asset management	526,094	497,830	470,850
Loan operations	504,554	533,293	463,433
Collections	313,456	320,729	277,039
Consortium management	143,611	137,489	120,623
Custody and brokerage services	116,927	101,805	108,135
Underwriting/financial advisory services	109,070	89,195	47,627
Payments	78,184	80,733	77,089
Other	121,581	116,560	92,151
Total	3,995,289	3,962,747	3,419,386

25)    PERSONNEL EXPENSES

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Payroll	1,353,564	1,438,089	1,150,536
Benefits	585,851	692,434	495,444
Social security charges	508,910	536,391	434,002
Employee profit sharing	265,321	274,512	218,481
Provision for labor claims	142,646	144,888	118,201
Training	21,965	53,227	19,282
Total	2,878,257	3,139,541	2,435,946

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Notes to the Consolidated Financial Statements

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Outsourced services	832,417	960,710	839,301
Communication	409,514	402,243	377,179
Depreciation and amortization	398,474	376,081	357,575
Data processing	262,204	242,797	225,357
Advertising and marketing	152,510	330,480	202,385
Transportation	212,324	224,266	179,026
Rental	182,515	176,429	157,090
Asset maintenance	145,616	157,768	122,760
Financial system services	163,397	146,646	108,630
Supplies	91,882	97,641	80,973
Security and surveillance	100,240	93,902	76,080
Water, electricity and gas	65,469	58,720	58,605
Trips	32,926	48,133	35,221
Other	240,998	257,835	217,129
Total	3,290,486	3,573,651	3,037,311

27)    TAX EXPENSES

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Contribution for Social Security Financing (Cofins)	735,812	696,758	621,677
Social Integration Program (PIS) contribution	123,635	120,714	104,318
Tax on Services (ISS)	109,340	109,989	98,382
Municipal Real Estate Tax (IPTU) expenses	19,719	8,532	16,583
Other	133,871	125,124	54,198
Total	1,122,377	1,061,117	895,158

28)    OTHER OPERATING INCOME

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Other interest income	432,113	306,145	272,691
Reversal of other operating provisions	112,577	225,727	76,761
Gains on sale of goods	14,991	5,763	14,619
Revenues from recovery of charges and expenses	105,544	98,286	32,294
Other	220,531	272,529	289,591
Total	885,756	908,450	685,956

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Notes to the Consolidated Financial Statements

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Other financial expenses	911,938	788,825	657,411
Sundry losses	344,898	356,673	319,508
Intangible assets amortization – acquisition of banking service rights	190,437	186,418	156,934
Expenses with other operating provisions (1)	216,405	439,069	291,780
Goodwill amortization (Note 15a)	65,785	65,785	65,735
Other	644,033	545,062	531,568
Total	2,373,496	2,381,832	2,022,936

(1)  Includes R$86,167 thousand of provision for civil lawsuits – economic plans in the first quarter of 2012 (R$79,781 thousand in the fourth quarter of 2011 and R$53,546 thousand in the first quarter of 2011).

30)    NON-OPERATING INCOME

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Gain/loss on sale and write-off of assets and investments (1)	(25,796)	113,627	(62,375)
Recording/reversal of non-operating provisions	4,750	(10,075)	3,350
Others	8,410	20,031	3,503
Total	(12,636)	123,583	(55,522)

(1)    Including income from the sale of CETIP shares in the first quarter of 2012 for R$29,205 thousand (R$179,028 thousand in the fourth quarter of 2011).

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    RELATED PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out in conditions and at rates consistent with those entered into with third parties, and effective on the dates of the operations. The  transactions are as follows:

	R$ thousand
	2012	2011		2012	2011
	March 31	December 31	March 31	1st Quarter	4th Quarter	1st Quarter
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(257,388)	(775,636)	(256,963)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(189,566)	(571,254)	(186,106)	-	-	-
Fundação Bradesco	(67,822)	(204,382)	(70,857)	-	-	-
Demand deposits:	(86)	(47)	(246)	-	-	-
Fundação Bradesco	(70)	(10)	(199)	-	-	-
BBD Participações S.A.	(5)	(11)	(19)	-	-	-
Nova Cidade de Deus Participações S.A.	(3)	(13)	(18)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(8)	(13)	(10)	-	-	-
Time deposits:	(30,061)	(45,207)	(34,812)	(11)	(15)	(24)
Cidade de Deus Companhia Comercial de Participações	(30,061)	(45,207)	(34,812)	(11)	(15)	(24)
Rental of branches:	-	-	-	(326)	(133)	(123)
Fundação Bradesco	-	-	-	(326)	(133)	(123)
Subordinated debts:	(15,006)	(65,333)	(457,404)	(1,555)	(1,636)	(10,247)
Cidade de Deus Companhia Comercial de Participações	-	(26,625)	(376,708)	(633)	(624)	(8,171)
Fundação Bradesco	(15,006)	(38,708)	(80,696)	(922)	(1,012)	(2,076)

Bradesco      189

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Notes to the Consolidated Financial Statements

b)   Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance supplementary pension plans to Management, within the pension plan for employees and management of the Bradesco Organization.

For 2012, the maximum amount of R$344,400 thousand was set for Management compensation (salaries and bonuses) and R$344,000 thousand to finance defined contribution supplementary pension plans.

Short-term Management benefits

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Salaries	84,312	141,280	60,532
Bonuses	9,043	-	11,674
Subtotal	93,355	141,280	72,206
INSS contributions	20,964	31,695	16,161
Total	114,319	172,975	88,367

Post-employment benefits

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Defined contribution supplementary pension plans	58,027	159,661	41,964
Total	58,027	159,661	41,964

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I)    According to current laws, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

of the Board of Directors or Board of Executive Officers and their relatives.

II)    Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco:

	2012	2011
	March 31	December 31	March 31
● Common shares	0.74%	0.74%	0.74%
● Preferred shares	0.99%	1.03%	1.03%
● Total shares (1)	0.86%	0.89%	0.89%

(1)     On March 31, 2012, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers totaled 3.06% of common shares, 1.04% of preferred shares and 2.05% of all shares.

32)    FINANCIAL INSTRUMENTS

a)   Risk management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business, whose processes are constantly improved.

Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

The Organization controls risk management in an integrated and independent manner, ensuring unique policies, processes, criteria and methodologies for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of the value of a loan agreement originated from a decrease in the borrower’s risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, mapped, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present below the statement of financial position by currency, as follows:

	R$ thousand
	2012			2011
	March 31			December 31	March 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	773,895,081	720,934,395	52,960,686	51,801,832	42,498,551
Funds available	25,068,657	17,254,441	7,814,216	6,443,568	1,031,900
Interbank investments	84,690,383	82,614,671	2,075,712	2,704,800	1,318,797
Securities and derivative financial instruments	294,959,455	285,681,278	9,278,177	8,803,427	8,007,476
Interbank and interdepartmental accounts	61,575,498	61,575,498	-	-	-
Loan and leasing operations	230,757,032	207,729,245	23,027,787	24,414,135	20,455,047
Other receivables and assets	76,844,056	66,079,262	10,764,794	9,435,902	11,685,331
Permanent assets	15,654,443	15,611,446	42,997	43,155	30,297
Investments	2,076,240	2,075,987	253	262	236
Premises and equipment and leased assets	4,551,528	4,535,143	16,385	16,238	8,956
Intangible assets	9,026,675	9,000,316	26,359	26,655	21,105
Total	789,549,524	736,545,841	53,003,683	51,844,987	42,528,848

Liabilities
Current and long-term liabilities	730,214,095	668,979,979	61,234,116	60,112,400	46,386,958
Deposits	213,876,549	189,802,198	24,074,351	20,521,791	13,041,604
Federal funds purchased and securities sold under agreements to repurchase	213,930,039	211,992,939	1,937,100	3,313,053	4,604,087
Funds from issuance of securities	48,482,348	39,001,143	9,481,205	8,409,978	5,109,271
Interbank and interdepartmental accounts	3,230,150	1,799,954	1,430,196	1,606,912	1,606,680
Borrowing and onlending	47,112,243	35,383,071	11,729,172	17,692,314	10,028,728
Derivative financial instruments	2,702,779	2,248,523	454,256	71,094	224,837
Technical reserve for insurance, pension plans and capitalization bonds	106,953,132	106,951,903	1,229	1,184	1,152
Other liabilities:
- Subordinated debt	30,122,251	21,939,586	8,182,665	6,404,046	5,797,662
- Other	63,804,604	59,860,662	3,943,942	2,092,028	5,972,937
Deferred income	646,106	646,106	-	-	-
Non-controlling interest in subsidiaries	630,264	630,264	-	-	-
Shareholders’ equity	58,059,059	58,059,059	-	-	-
Total	789,549,524	728,315,408	61,234,116	60,112,400	46,386,958
Net position of assets and liabilities			(8,230,433)	(8,267,413)	(3,858,110)
Net position of derivatives (2)			(4,977,227)	(7,126,834)	(10,088,552)
Other net memorandum accounts (3)			(14,292)	(481,192)	(2,847)
Net exchange position (liability)			(13,221,952)	(15,875,439)	(13,949,509)

(1)   Amounts expressed and/or indexed mainly in USD;

(2)   Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and

(3)   Other commitments recorded in memorandum accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

Risk factors	R$ thousand
	2012	2011
	March 31	December 31	March 31
Fixed rates	96,438	34,963	20,502
Exchange coupon	11,257	18,352	2,706
Foreign currency	20,183	38,360	6,572
IGP-M / IPCA	76,518	82,986	3,933
Equities	22,699	47,040	6,266
Sovereign/Eurobonds and Treasuries	24,890	21,902	6,570
Other	6,525	48	3
Correlation/diversification effect	(90,084)	(114,819)	(23,591)
VaR (Value at Risk)	168,426	128,832	22,961

Sensitivity analysis

The Trading Portfolio is also daily monitored by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

It is worth noting that the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes), do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations held in the Banking Portfolio is financed by time and/or savings deposits, which are “natural hedges” for future variations in interest rates; moreover, interest rate variations do not represent a material impact on the institution’s result, as loan operations are held to maturity.

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis –Trading and Banking Portfolios

R$ thousand

		Trading and Banking portfolios(1)
		2012			2011
		March 31			December 31			March 31
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(9,399)	(2,144,816)	(4,148,883)	(6,277)	(1,568,110)	(2,971,275)	(4,588)	(1,369,728)	(2,631,091)
Price indexes	Exposure subject to variations in price index coupon rates	(12,379)	(1,414,756)	(2,557,358)	(11,480)	(1,422,256)	(2,590,408)	(12,669)	(1,638,667)	(2,904,244)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(538)	(54,940)	(101,807)	(438)	(40,667)	(79,234)	(134)	(10,555)	(20,870)
Foreign currency	Exposure subject to exchange variations	(14,453)	(361,320)	(722,641)	(11,171)	(279,274)	(558,549)	(4,085)	(102,114)	(204,228)
Equities	Exposure subject to variation in stock prices	(15,578)	(389,458)	(778,916)	(19,096)	(477,394)	(954,788)	(15,725)	(393,113)	(786,226)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,966)	(82,162)	(164,769)	(1,989)	(27,072)	(54,338)	(600)	(31,648)	(65,492)
Other	Exposure not classified in previous definitions	(78)	(1,865)	(3,730)	(66)	(1,644)	(3,288)	(55)	(1,383)	(2,765)
Total excluding correlation of risk factors		(55,391)	(4,449,317)	(8,478,104)	(50,517)	(3,816,417)	(7,211,880)	(37,856)	(3,547,208)	(6,614,916)
Total including correlation of risk factors		(22,055)	(3,060,487)	(5,828,858)	(31,594)	(2,773,835)	(5,210,427)	(23,826)	(2,800,667)	(5,165,722)

(1) Amounts net of tax effects.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization’s results, is presented below. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, we have an ongoing process of market risk management, which constantly seeks for market dynamism to mitigate/minimize related risks according to the strategy determined by Senior Management. Therefore, in cases of indicators of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

R$ thousand

		Trading portfolio(1)
		2012			2011
		March 31			December 31			March 31
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(2,668)	(610,822)	(1,189,560)	(750)	(186,845)	(361,825)	(281)	(85,271)	(164,173)
Price indexes	Exposure subject to variations in price index coupon rates	(2,401)	(270,680)	(523,434)	(2,258)	(292,015)	(560,960)	(112)	(17,771)	(34,765)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(537)	(52,316)	(97,262)	(596)	(54,802)	(106,992)	(34)	(3,617)	(7,019)
Foreign currency	Exposure subject to exchange variations	(8,610)	(215,241)	(430,482)	(10,255)	(256,370)	(512,739)	(4,140)	(103,498)	(206,996)
Equities	Exposure subject to variation in stock prices	(1,818)	(45,441)	(90,881)	(3,940)	(98,511)	(197,023)	(1,378)	(34,450)	(68,899)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,569)	(65,844)	(130,716)	(1,985)	(25,277)	(50,144)	(275)	(15,540)	(30,660)
Other	Exposure not classified in previous definitions	-	(278)	(556)	-	(16)	(32)	-	(1)	(1)
Total excluding correlation of risk factors		(18,603)	(1,260,622)	(2,462,891)	(19,784)	(913,836)	(1,789,715)	(6,220)	(260,148)	(512,513)
Total including correlation of risk factors		(8,716)	(855,158)	(1,663,126)	(13,270)	(512,229)	(995,375)	(4,201)	(147,141)	(289,775)

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions, according to the examples below:

Scenario 1:      Based on market information (BM&FBOVESPA, Anbima, etc.), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions as of March 30, 2012, the exchange rate of Real/Dollar was R$1.84 For the interest rate scenario, the 1-year fixed interest rate applied on the positions on March 30, 2012 was 8.98% p.a.

Scenario 2:      25% stresses were determined based on market information. For instance, in the scenario applied to positions as of March 30, 2012, the exchange rate of Real/Dollar was R$2.28. For the interest rate scenario, the 1-year fixed interest rate applied to positions as of March 30, 2012 was 11.22% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices.

Scenario 3:      50% stresses were determined based on market information. For instance, in the scenario applied to positions as of March 30, 2012, the exchange rate of Reais/Dollar was R$2.74. For the interest rate scenario, the 1-year fixed interest rate applied to positions as of March 30, 2012 was 13.46% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is the possibility of not existing sufficient financial resources for the Organization to meet its commitments due to the mismatch of payments and receipts, considering different settlement currencies and terms of rights and liabilities.

The Organization has a liquidity policy that not only defines the minimum levels that should be complied with, the Organization’s Market and Liquidity Risk Management Policy, jointly with related standards and procedures, but also considers stress situations, the type of financial instruments in which funds should remain invested and the operating strategy in cases of need.

The liquidity risk management process includes the daily monitoring of the composition of available resources, the compliance with the minimum level of liquidity and contingency plans for stress situations. The controlling and monitoring of positions are conducted in a centralized manner.

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Notes to the Consolidated Financial Statements

We present the statement of financial position by maturity in the chart below.

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	431,516,893	104,355,559	48,632,239	189,390,390	-	773,895,081
Funds available	25,068,657	-	-	-	-	25,068,657
Interbank investments	48,511,108	31,925,079	2,175,886	2,078,310	-	84,690,383
Securities and derivative financial instruments (1) (2)	242,525,176	2,781,971	4,309,432	45,342,876	-	294,959,455
Interbank and interdepartmental accounts	61,039,566	-	-	535,932	-	61,575,498
Loan and leasing operations	23,873,623	58,346,552	36,097,225	112,439,632	-	230,757,032
Other receivables and assets	30,498,763	11,301,957	6,049,696	28,993,640	-	76,844,056
Permanent assets	364,904	1,666,146	1,492,620	8,142,004	3,988,769	15,654,443
Investments	-	-	-	-	2,076,240	2,076,240
Premises and equipment and leased assets	58,703	293,515	352,218	3,449,260	397,832	4,551,528
Intangible assets	306,201	1,372,631	1,140,402	4,692,744	1,514,697	9,026,675
Total on March 31, 2012	431,881,797	106,021,705	50,124,859	197,532,394	3,988,769	789,549,524
Total on December 31, 2011	400,328,354	115,106,550	56,054,872	186,108,415	3,934,361	761,532,552
Total on March 31, 2011	366,003,893	110,675,681	44,339,743	151,938,703	2,428,592	675,386,612

Liabilities
Current and long-term liabilities	389,028,819	56,423,424	48,577,683	236,184,169	-	730,214,095
Deposits (3)	106,458,943	13,355,602	11,754,348	82,307,656	-	213,876,549
Federal funds purchased and securities sold under agreements to repurchase (2)	154,129,745	20,329,313	7,165,710	32,305,271	-	213,930,039
Funds from issuance of securities	817,910	6,969,178	11,642,755	29,052,505	-	48,482,348
Interbank and interdepartmental accounts	3,230,150	-	-	-	-	3,230,150
Borrowing and onlending	2,808,072	10,739,284	8,082,820	25,482,067	-	47,112,243
Derivative financial instruments	2,015,986	355,896	55,807	275,090	-	2,702,779
Technical reserves for insurance, pension plans and capitalization bonds (3)	81,207,182	2,668,011	1,339,958	21,737,981	-	106,953,132
Other liabilities:
- Subordinated debts	456,276	1,847,907	3,680,200	24,137,868	-	30,122,251
- Other	37,904,555	158,233	4,856,085	20,885,731	-	63,804,604
Deferred income	646,106	-	-	-	-	646,106
Non-controlling interest in subsidiaries	-	-	-	-	630,264	630,264
Shareholders’ equity	-	-	-	-	58,059,059	58,059,059
Total on March 31, 2012	389,674,925	56,423,424	48,577,683	236,184,169	58,689,323	789,549,524
Total on December 31, 2011	375,801,525	50,225,021	41,655,910	237,653,174	56,196,922	761,532,552
Total on March 31, 2011	325,806,825	43,164,552	45,092,467	209,451,827	51,870,941	675,386,612
Net assets on March 31, 2012 YTD	42,206,872	91,805,153	93,352,329	54,700,554	-	-
Net assets on December 31, 2011 YTD	24,526,829	89,408,358	103,807,320	52,262,561	-	-
Net assets on March 31, 2011 YTD	40,197,068	107,708,197	106,955,473	49,442,349	-	-

(1)   Investments in investment funds are classified within 1 to 30 days;

(2)   Repurchase agreements are classified according to the maturity of the operation; and

(3)   Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and reputational risk.

The operational risk management is essential to the generation of added value. Risk control is conducted in a centralized manner through identification, measurement, mitigation plans and monitoring, on a consolidated basis and at each Organization’s company.

Among plans for mitigating operational risk, the most important is business continuity management, which is made up of formal plans to be adopted during moments of crisis in order to guarantee the recovery and continuation of business, thereby preventing or mitigating losses.

Capital Management

The capital management process is conducted in order to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and dimension of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). PRE is calculated considering, at least, the sum of credit risk, market risk and operating risk.

The process of adjustment to Reference Shareholders' Equity is daily followed up and aims to ensure that the Organization has a solid capital base in order to support development of activities and face risks incurred, whether in normal situations or in extreme market conditions, in addition to meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

We present the Capital Adequacy Ratio in the chart below.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	2012		2011
	March 31		December 31		March 31
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	58,059,059	58,059,059	55,581,664	55,581,664	51,296,963	51,296,963
Reduction of deferred assets – CMN Resolution 3,444/07	(152,488)	(234,795)	(167,521)	(248,103)	(209,214)	(290,645)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives – CMN Resolution 3,444/07	2,126,070	2,126,070	2,765,034	2,765,034	1,660,228	1,660,228
Non-controlling interest/other	187,583	630,228	186,035	615,258	180,533	573,978
Reference shareholders’ equity - Tier I	60,220,224	60,580,562	58,365,212	58,713,853	52,928,510	53,240,524
Total of gains/losses of adjustments to market value in available for sale and derivatives – CMN Resolution 3,444/07	(2,126,070)	(2,126,070)	(2,765,034)	(2,765,034)	(1,660,228)	(1,660,228)
Subordinated debt/other	17,356,806	17,356,806	15,630,207	15,630,207	8,468,720	8,468,720
Reference shareholders’ equity – Tier II	15,230,736	15,230,736	12,865,173	12,865,173	6,808,492	6,808,492
Total reference shareholders’ equity (Tier I + Tier II)	75,450,960	75,811,298	71,230,385	71,579,026	59,737,002	60,049,016
Deduction of instruments for funding - CMN Resolution 3,444/07	(106,636)	(106,636)	(103,484)	(103,484)	(96,553)	(126,433)
Reference shareholders’ equity (a)	75,344,324	75,704,662	71,126,901	71,475,542	59,640,449	59,922,583
Capital allocation (by risk)
- Credit risk	49,597,579	48,718,051	48,139,653	47,421,690	40,554,561	40,774,901
- Market risk (1)	3,622,168	3,622,168	1,926,942	1,926,942	363,758	363,758
- Operational risk	2,543,458	3,312,555	2,004,421	2,810,237	1,883,392	2,690,028
Required reference shareholders’ equity (b)	55,763,205	55,652,774	52,071,016	52,158,869	42,801,711	43,828,687
Margin (a – b)	19,581,119	20,051,888	19,055,885	19,316,673	16,838,738	16,093,896
Risk-weighted assets (c)	506,938,219	505,934,297	473,372,870	474,171,536	389,106,466	398,442,608
Capital adequacy ratio (a/c)	14.86%	14.96%	15.03%	15.07%	15.33%	15.04%

(1)   As of January 2012, the portion of capital allocation for market risk follows the criteria set forth by Bacen Circular Letters 3,498/10 and 3,568/11.

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Notes to the Consolidated Financial Statements

b)    Market value

The book value, net of provisions for loss of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In income statement			In shareholders’ equity
	2012		2012	2011		2012	2011
	March 31		1st Quarter	4th Quarter	1st Quarter	March 31	December 31	March 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	294,959,455	301,437,405	5,711,455	3,108,953	3,913,921	6,477,950	4,896,941	3,866,748
- Adjustment of available-for-sale securities (Note 8 cII)			(766,495)	(1,787,988)	47,173	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			6,477,950	4,896,941	3,866,748	6,477,950	4,896,941	3,866,748
Loan and leasing operations (Notes 2, 3g and 10) (1)	269,748,523	269,624,548	(159,812)	(69,970)	(1,018,446)	(159,812)	(69,970)	(1,018,446)
Investments (Notes 3j and 13) (2)	2,076,240	13,392,408	11,316,168	8,355,548	6,959,051	11,316,168	8,355,548	6,959,051
Treasury shares (Note 23d)	184,935	212,345	-	-	-	27,410	17,129	6,247
Time deposits (Notes 3n and 16a)	121,484,854	121,280,245	204,609	208,692	226,650	204,609	208,692	226,650
Funds from issuance of securities (Note 16c)	48,482,348	48,773,047	(290,699)	(249,572)	(123,121)	(290,699)	(249,572)	(123,121)
Borrowing and onlending (Notes 17a and 17b)	47,112,243	47,029,426	82,817	63,500	513,737	82,817	63,500	513,737
Subordinated debts (Note 19)	30,122,251	30,857,040	(734,789)	(799,333)	(881,405)	(734,789)	(799,333)	(881,405)
Unrealized gains without tax effects			16,129,749	10,617,818	9,590,387	16,923,654	12,422,935	9,549,461

(1)      Includes advances on foreign exchange contracts, leasing operations and other receivables with credit characteristics; and

(2)      Basically includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev, Serasa and Fleury) and other investments (BM&FBOVESPA).

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Notes to the Consolidated Financial Statements

Determination of market value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the reporting date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced on the market on the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the reporting date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by the professional and the sponsoring company. The related resources are invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A.   The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to at least 4% of salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) from the defined benefit plan, whose contributions to the PGBL were maintained at the levels in force for the defined benefits plan at the time of migration, nonetheless respecting the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, whether they migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (successor due to spin-off of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of BEM (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through the Pension Plan Fund of BEC - Cabec.

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Notes to the Consolidated Financial Statements

The assets of pension plans are invested according to the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s branches and subsidiaries abroad provide their employees and directors with a pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant’s professional career.

Expenses related to contributions made in the first quarter of 2012 totaled R$117,074 thousand (R$231,934 thousand in the fourth quarter of 2011 and R$89,035 thousand in the first quarter of 2011).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training. The related expenses, including the aforementioned contributions, amounted to R$607,816 thousand in the first quarter of 2012 (R$745,661 thousand in the fourth quarter of 2011 and R$514,726 thousand in the first quarter of 2011).

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)      Calculation of income tax and social contribution charges

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Income before income tax and social contribution	4,596,638	3,680,047	4,073,480
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,838,655)	(1,472,019)	(1,629,392)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	16,067	21,234	13,675
Non-deductible expenses, net of non-taxable income	(118,382)	(158,068)	(95,793)
Interest on shareholders’ equity (paid and payable)	310,968	293,163	286,320
Other amounts (2)	(156,382)	387,331	127,413
Income tax and social contribution for the period	(1,786,384)	(928,359)	(1,297,777)

(1)   The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h); and

(2)   Basically includes the exchange rate variation on investments abroad and the equalization of effective social contribution rate related to the 40% rate posted.

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Notes to the Consolidated Financial Statements

b)      Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2012	2011
	1st Quarter	4th Quarter	1st Quarter
Current taxes:
Income tax and social contribution payable	(2,570,281)	(110,835)	(2,278,691)
Deferred taxes:
Amount recorded/(realized) in the period on temporary additions	885,753	(905,361)	1,155,816
Use of opening balances of:
Social contribution loss	(76,594)	(7,762)	(85,833)
Income tax loss	(97,650)	(6,933)	(155,307)
Recording/(utilization) in the period on:
Social contribution loss	24,721	126,777	23,168
Income tax loss	47,667	(24,245)	43,070
Total deferred taxes	783,897	(817,524)	980,914
Income tax and social contribution for the period	(1,786,384)	(928,359)	(1,297,777)

c)   Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2011	Amount recorded	Amount realized	Balance on 3.31.2012	Balance on 3.31.2011
Allowance for loan losses	10,983,555	1,617,583	1,568,763	11,032,375	9,089,261
Civil provisions	1,284,877	77,335	49,530	1,312,682	1,080,303
Tax provisions	4,087,345	267,999	2,558	4,352,786	3,262,453
Labor provisions	915,778	109,468	91,037	934,209	640,838
Provision for devaluation of securities and investments	406,068	1,565	2,865	404,768	408,756
Provision for devaluation of foreclosed assets	93,539	20,506	30,878	83,167	100,121
Adjustment to market value of trading securities	16,195	1,181	496	16,880	117,190
Amortization of goodwill	411,617	1,277	20,837	392,057	539,052
Provision for interest on shareholders’ equity (1)	-	310,968	-	310,968	286,320
Other	1,191,621	368,951	124,116	1,436,456	1,965,390
Total tax credits over temporary differences	19,390,595	2,776,833	1,891,080	20,276,348	17,489,684
Income tax and social contribution losses in Brazil and abroad	513,396	72,388	174,244	411,540	564,551
Subtotal (2)	19,903,991	2,849,221	2,065,324	20,687,888	18,054,235
Adjustment to fair value of available-for-sale securities (2)	841,421	89,218	605,832	324,807	213,425
Social contribution – Provisional Measure 2,158-35/01 (3)	144,643	-	3,801	140,842	151,739
Total tax credits (Note 11b)	20,890,055	2,938,439	2,674,957	21,153,537	18,419,399
Deferred tax liabilities (Note 34f)	4,824,991	394,283	736,255	4,483,019	4,960,599
Tax credits net of deferred tax liabilities	16,065,064	2,544,156	1,938,702	16,670,518	13,458,800
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	22.5%			22.0%	22.5%
- Percentage of net tax credits over total assets	2.1%			2.1%	2.0%

(1)  Tax credit on interest on shareholders’ equity is recorded up to the authorized tax limit;

(2)  Tax credits of companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11,727/08 (Note 3h); and

(3)  The amount of R$31,072 thousand is expected to be realized by the end of the year, which will be accounted when its effective use (item d).

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Notes to the Consolidated Financial Statements

d)   Expected realization of tax credits over temporary differences, income tax and social contribution losses and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2012	2,796,647	1,598,758	35,089	19,514	4,450,008
2013	3,939,162	2,298,072	67,851	44,961	6,350,046
2014	4,040,806	2,335,284	35,630	20,410	6,432,130
2015	981,541	550,475	35,718	31,050	1,598,784
2016	1,125,412	575,288	45,202	76,079	1,821,981
2017 (1st quarter)	21,992	12,911	30	6	34,939
Total	12,905,560	7,370,788	219,520	192,020	20,687,888

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2012	2013	2014	2015	2016	Total
Total	31,072	2,505	4,188	47,374	55,703	140,842

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$19,515,087 thousand (R$18,678,666 thousand on December 31, 2011 and R$16,835,224 thousand on March 31, 2011), of which R$19,011,880 thousand (R$18,084,944 thousand on December 31, 2011 and R$16,169,728 thousand on March 31, 2011) refers to temporary differences, R$376,515 thousand (R$464,757 thousand on December 31, 2011 and R$521,920 thousand on March 31, 2011) to income tax and social contribution losses and R$126,692 thousand (R$128,965 thousand on December 31, 2011 and R$143,576 thousand on March 31, 2011) comprises tax credit on social contribution – Provisional Measure 2,158-35.

e)   Unrecognized tax credits

Tax credits of R$1,467,381 thousand (R$1,467,335 thousand on December 31, 2011 and R$2,511 thousand on March 31, 2011) have not been recorded in the financial statements, and will be recorded when they comply with regulatory aspects and/or prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules. The balance of March 31, 2012 includes R$1,464,904 thousand (R$1,464,780 thousand on December 31, 2011), which refers to unrecorded tax credits resulting from the acquisition of Banco BERJ, consolidated beginning November 2011.

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Notes to the Consolidated Financial Statements

f)    Deferred tax liabilities

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Mark-to-market adjustment of derivative financial instruments	225,753	458,702	240,984
Difference in depreciation	3,204,221	3,416,414	3,917,264
Judicial deposit restatement and others	1,053,045	949,875	802,351
Total	4,483,019	4,824,991	4,960,599

The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

35)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets on March 31, 2012 of R$372,265,465 thousand (R$335,369,994 thousand on December 31, 2011 and R$303,319,123 thousand on March 31, 2011).

b)   Consortia funds

	R$ thousand
	2012	2011
	March 31	December 31	March 31
Monthly estimate of funds receivable from consortium members	278,565	268,905	242,769
Contributions payable by the group	14,656,304	14,508,987	13,761,136
Consortium members – assets to be included	13,155,303	12,995,473	12,469,979
Credits available to consortium members	3,159,144	3,028,342	2,695,509

	In units
	2012	2011
	March 31	December 31	March 31
Number of groups managed	2,696	2,637	2,443
Number of active consortium members	642,790	625,763	489,053
Number of assets to be included	182,061	189,729	126,478

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   In December 2011, with the purpose of optimizing the financial system liquidity and extending the maturity term of loans contracted by financial institutions, Bacen amended and redefined  rules relating to compulsory deposits on funds repayable in installments, resulting in the following effects:

Description	Previous rule	Current rule
Collection of compulsory deposits on funds repayable in installments	Remuneration of up to 100% of liabilities, in case of repayment in cash.

Bacen now remunerates the lowest between the amounts:

I- of liabilities minus deductions of up to 64%;

II- of liabilities limited by the percentage of:

- 80% in the period from February 24 to April 19, 2012;

- 75% in the period from April 20 to June 21, 2012;

- 70% in the period from June 22 to August 23, 2012;

- 64% in the period from August 24 to February 20, 2014;

- 73% in the period from February 21 to April 24, 2014;

- 82% in the period from April 25 to June 19, 2014; and

- 100% as of June 20, 2014.

Financial bills	No liabilities could be deductible from acquisitions of financial bills.	Liabilities now can be deducted from financial bills acquired.
Eligible institutions for deduction	The deduction of credits acquired from institutions with Reference Shareholders’ Equity of up to R$2.5 billion was accepted.	The deduction of credits acquired from institutions with Reference Shareholders’ Equity of up to R$2.2 billion (on June 30, 2011 or December 30, 2011) is now accepted.
Limit for acquisition	No limit was established.

Total limit of acquisition by grantor or issuer is established within the amounts below:

-   2% of liabilities on funds repayable in installments of the grantor calculated for the period from June 27 to July 1, 2011;

-   R$100 million; or

-   50% of Shareholders’ Equity Level I of the grantor or issuer calculated in June 2011.

Evaluation criteria for being considered a grantor	No criteria were established.

The grantor shall have Shareholders’ Equity Level I lower than R$2.2 billion, and an amount higher than 0.20 shall result from the division of the sum of loan operations, leasing operations and co-obligations in loan assignments by the sum of long-term assets, permanent assets and co-obligations in loan assignments, in June or December 2011.

d)   As part of the process of convergence with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued certain accounting pronouncements, their interpretations and orientations, which are applicable to financial institutions only after approval by CMN.

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Notes to the Consolidated Financial Statements

The accounting standards which have been approved by CMN include the following:

•       Resolution 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution 3,750/09 – Related-Party Disclosures (CPC 05);

•       Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3,973/11 – Subsequent Events (CPC 24);

•       Resolution 3,989/11 – Share-Based Payment (CPC 10); and

•       Resolution 4,007/11 – Accounting Policies, Change of Estimate and Error Correction (CPC 23).

At present, it is not practicable to estimate when the CMN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods or applicable retroactively.

CMN Resolution 3,786/09 and Bacen Circular Letters 3,472/09 and 3,516/10 established that financial institutions and other entities authorized to operate by Bacen, which are listed companies or which are required to maintain an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the reference date December 31 their consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB).

As required by CMN Resolution, on March 30, 2012, Bradesco made its consolidated financial statements for December 31, 2011 and 2010, prepared in accordance with IFRS standards, available on its website. According to Management’s appraisal, the reconciliations between net income and shareholders’ equity as of March 31, 2012 are consistent with the values recorded in the reconciliations as of December 31, 2011.

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Management Bodies

Reference Date: April 10, 2012

Board of Directors	Department Directors (continued)	Audit Committee
	Frederico William Wolf	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	Glaucimar Peticov	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	Guilherme Muller Leal	Romulo Nagib Lasmar
	João Albino Winkelmann	Osvaldo Watanabe
Vice-Chairman	João Carlos Gomes da Silva
Antônio Bornia	Joel Antonio Scalabrini	Compliance and Internal Control Committee
	Jorge Pohlmann Nasser	Mário da Silveira Teixeira Júnior – Coordinator
Members	José Luis Elias	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Luiz Rodrigues Bueno	Milton Matsumoto
João Aguiar Alvarez	José Maria Soares Nunes	Domingos Figueiredo de Abreu
Denise Aguiar Alvarez	José Ramos Rocha Neto	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Júlio Alves Marques	Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme	Laércio Carlos de Araújo Filho	Clayton Camacho
Milton Matsumoto	Layette Lamartine Azevedo Júnior	Frederico William Wolf
Ricardo Espírito Santo Silva Salgado	Lúcio Rideki Takahama	Roberto Sobral Hollander
	Luiz Alves dos Santos	Rogério Pedro Câmara
Board of Executive Officers	Luiz Carlos Brandão Cavalcanti Junior
	Marcos Aparecido Galende	Executive Disclosure Committee (Non-Statutory)
Executive Officers	Marcos Bader	Luiz Carlos Angelotti - Coordinator
	Marcos Daré	Julio de Siqueira Carvalho de Araujo
Chief Executive Officer	Marlene Morán Millan	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Nobuo Yamazaki	Marco Antonio Rossi
	Octavio Manoel Rodrigues de Barros	Alexandre da Silva Glüher
Executive Vice-Presidents	Paulo Aparecido dos Santos	Moacir Nachbar Junior
Julio de Siqueira Carvalho de Araujo	Paulo Faustino da Costa	Antonio José da Barbara
Domingos Figueiredo de Abreu	Roberto Sobral Hollander	José Maria Soares Nunes
José Alcides Munhoz	Rogério Pedro Câmara	Marcos Aparecido Galende
Aurélio Conrado Boni	Waldemar Ruggiero Júnior	Paulo Faustino da Costa
Sérgio Alexandre Figueiredo Clemente	Walkiria Schirrmeister Marquetti	Haydewaldo R. Chamberlain da Costa
Marco Antonio Rossi
Ethical Conduct Committee
Managing Directors	Directors	Milton Matsumoto - Coordinator
Candido Leonelli	Antonio Chinellato Neto	Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas	Cláudio Borges Cassemiro	Julio de Siqueira Carvalho de Araujo
Alexandre da Silva Glüher	Cláudio Fernando Manzato	Domingos Figueiredo de Abreu
Alfredo Antônio Lima de Menezes	João Sabino	Marco Antonio Rossi
André Rodrigues Cano	Osmar Roncolato Pinho	Alexandre da Silva Glüher
Josué Augusto Pancini	Paulo Manuel Taveira de Oliveira Ferreira	André Rodrigues Cano
Luiz Carlos Angelotti	Renan Mascarenhas Carmo	Josué Augusto Pancini
Marcelo de Araújo Noronha	Roberto de Jesus Paris	Clayton Camacho
Nilton Pelegrino Nogueira	Vinicius José de Almeida Albernaz	Frederico William Wolf
Glaucimar Peticov
Deputy Directors	Regional Officers	José Luiz Rodrigues Bueno
Altair Antônio de Souza	Alex Silva Braga	Júlio Alves Marques
André Marcelo da Silva Prado	Almir Rocha	Rogério Pedro Câmara
Denise Pauli Pavarina	Antonio Gualberto Diniz
Luiz Fernando Peres	Antonio Piovesan	Integrated Risk Management and Capital Allocation Committee
Moacir Nachbar Junior	Carlos Alberto Alástico	Julio de Siqueira Carvalho de Araujo - Coordinator
Octávio de Lazari Júnior	Delvair Fidêncio de Lima	Domingos Figueiredo de Abreu
	Francisco Aquilino Pontes Gadelha	José Alcides Munhoz
Department Directors	Francisco Assis da Silveira Junior	Aurélio Conrado Boni
Adineu Santesso	Geraldo Dias Pacheco	Sérgio Alexandre Figueiredo Clemente
Amilton Nieto	João Alexandre Silva	Marco Antonio Rossi
André Bernardino da Cruz Filho	José Sergio Bordin	Alexandre da Silva Glüher
Antonio Carlos Melhado	Leandro José Diniz	Alfredo Antônio Lima de Menezes
Antonio de Jesus Mendes	Luis Carlos Furquim Vermieiro	Luiz Carlos Angelotti
Antonio José da Barbara	Mauricio Gomes Maciel	Antonio de Jesus Mendes
Arnaldo Nissental	Volnei Wulff	Roberto Sobral Hollander
Aurélio Guido Pagani	Wilson Reginaldo Martins
Cassiano Ricardo Scarpelli		Fiscal Council
Clayton Camacho	Compensation Committee	Sitting Members
Diaulas Morize Vieira Marcondes Junior	Lázaro de Mello Brandão - Coordinator	Domingos Aparecido Maia - Coordinator
Douglas Tevis Francisco	Antônio Bornia	Ricardo Abecassis Espírito Santo Silva
Edilson Wiggers	Mário da Silveira Teixeira Júnior	Nelson Lopes de Oliveira
Eurico Ramos Fabri	Luiz Carlos Trabuco Cappi
Fernando Roncolato Pinho	Carlos Alberto Rodrigues Guilherme	Deputy Members
	Milton Matsumoto	João Batistela Biazon
	Sérgio Nonato Rodrigues	Renaud Roberto Teixeira
Jorge Tadeu Pinto de Figueiredo

Ombudsman Department
Júlio Alves Marques – Ombudsman

General Accounting Department
Marcos Aparecido Galende
Accountant-CRC 1SP201309/O-6

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Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Independent Auditors’ Report on the Consolidated Interim Financial Statements

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

Introduction

We have reviewed the interim consolidated financial information of Banco Bradesco S.A. (“Bradesco”), related to the three month period ended March 31, 2012, which comprise the statement of financial position as of March 31, 2012, and the related the statements of income, changes in shareholders' equity and cash flows for the three month period then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express an opinion on this interim consolidated financial information based on our limited review.

Scope of review

We conducted our limited review in accordance with Brazilian and International Standards for the Review of Interim Financial Information (NBC TR 2410 – NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. The scope of a review is significantly lower than an audit conducted in accordance with auditing standards and, therefore, does not allow us to obtain assurance that we become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matter

Interim consolidated statement of value added

We also reviewed the interim consolidated statement of value added for the three month period ended March 31, 2012, which were prepared under Bradesco’s Management responsibility and presented as supplemental information. This statement was subject to the same procedures of review described above and based on our review, we are not aware of any facts that would lead us to believe that they are not presented fairly, in all material respects, in accordance with the interim consolidated financial information taken as a whole.

Osasco, April 20, 2012

Original report in Portuguese signed by
KPMG Auditores Independentes
 CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the first quarter of 2012, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, April 20, 2012

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Ricardo Abecassis E. Santo Silva

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 04, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.